SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2011

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

DFP – STANDARD FINANCIAL STATEMENTS – December 31, 2010 – CIA SIDERURGICA NACIONAL

Version: 1

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

DFP – STANDARD FINANCIAL STATEMENTS – December 31, 2010 – CIA SIDERURGICA NACIONAL

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Company Information / Company's ownership

Number of Shares (units)	Last Fiscal Year 12/31/2010
Paid in Capital
Common	1,483,033,685
Preferred	0
Total	1,483,033,685
Treasury Shares
Common	25,063,577
Preferred	0
Total	25,063,577

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

DFP – STANDARD FINANCIAL STATEMENTS – December 31, 2010 – CIA SIDERURGICA NACIONAL

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Company Information / Cash Dividends

Event	Approval	Type	Date of Payment	Type of Share	Class of Share	Amount per Share (R$/share)
General Annual Meeting	04/30/2010	Dividend	06/25/2010	Common		1.02883
Under company’s By- laws		Dividend		Common		0,18676
Propose		Dividend		Common		0,84207
Under company’s By- laws		Interest on stockholders’ equity		Common		0,24472

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

DFP – STANDARD FINANCIAL STATEMENTS – December 31, 2010 – CIA SIDERURGICA NACIONAL

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Parent Company Financial Statements / Balance Sheet - Assets

R$ (in thousands)

Code	Description	Last fiscal year 12/31/2010	First prior fiscal year 12/31/2009	Second prior fiscal year 01/01/2009
1	Total Assets	37,368,812	34,060,028	36,769,467
1.01	Current Assets	5,519,090	7,374,111	6,109,789
1.01.01	Cash and cash equivalents	108,297	2,872,919	1,269,546
1.01.03	Trade accounts Receivables	2,180,972	1,829,753	1,770,648
1.01.03.01	Accounts Receivables	1,355,191	1,420,435	1,563,245
1.01.03.02	Other Receivables	825,781	409,318	207,403
1.01.04	Inventory	2,706,713	1,972,003	2,663,336
1.01.06	Taxes Recoverable	257,559	539,408	156,558
1.01.07	Prepaid Expenses	4,189	7,819	12,597
1.01.08	Other Current Assets	261,360	152,209	237,104
1.02	Non-Current Assets	31,849,722	26,685,917	30,659,678
1.02.01	Long-Term Assets	6,371,380	5,379,505	4,150,291
1.02.01.03	Receivables	18,982	27,139	90,111
1.02.01.06	Deferred Taxes	854,437	998,182	1,335,620
1.02.01.07	Prepaid Expenses	27,540	17,390	29,283
1.02.01.08	Receivables from Related Parties	2,471,325	1,380,337	404,841
1.02.01.09	Other Non-Current Assets	2,999,096	2,956,457	2,290,436
1.02.02	Investments	16,959,784	13,796,654	19,583,495
1.02.03	Property, Plant and Equipment	8,432,416	7,421,164	6,889,843
1.02.04	Intangible Assets	86,142	88,594	36,049

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

DFP – STANDARD FINANCIAL STATEMENTS – December 31, 2010 – CIA SIDERURGICA NACIONAL

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Parent Company Financial Statements / Balance Sheet – Liabilities

R$ (in thousands)

Code	Description	Last fiscal year 12/31/2010	First prior fiscal year 12/31/2009	Second prior fiscal year 01/01/2009
2	Total Liabilities	37,368,812	34,060,028	36,769,467
2.01	Current Liabilities	5,087,912	4,122,310	6,833,966
2.01.01	Social and Labor Liabilities	108,271	89,685	75,649
2.01.02	Trade Accounts Payable	334,781	337,444	1,669,447
2.01.03	Tax Liabilities	74,967	89,880	54,716
2.01.04	Loans and Financing	2,366,347	1,851,082	2,953,018
2.01.05	Other Liabilities	1,910,991	1,481,538	1,855,759
2.01.06	Provisions	292,555	272,681	225,377
2.01.06.01	Tax, Social Security, Labor and Civil Provisions	200,288	172,657	149,799
2.01.06.01.02	Social Security and Labor Provisions	146,175	131 ,032	105,095
2.01.06.01.04	Civil Provisions	54,113	41,625	44,704
2.01.06.02	Other Provisions	92,267	100,024	75,578
2.01.06.02.04	Provision for Consumption and Services	92,267	100,024	75,578
2.02	Non-Current Liabilities	24,648,140	23,431,268	22,988,750
2.02.01	Loans and Financing	12,817,002	11,732,108	10,111,784
2.02.02	Other Liabilities	9,107,570	8,477,972	8,735,788
2.02.02.01	Debts with Related Parties	8,141,037	8,056,146	8,000,005
2.02.02.02	Other	966,533	421,826	735,783
2.02.04	Provisions	2,723,568	3,221,188	4,141,178
2.02.04.01	Tax, Social Security, Labor and Civil Provisions	2,297,650	3,041,718	4,020,236
2.02.04.01.01	Tax Provisions	1,892,345	2,724,573	3,640,788
2.02.04.01.02	Social Security and Labor Provisions	36,966	0	15,308
2.02.04.01.03	Provisions for Employee Benefits	367,839	317,145	364,140
2.02.04.01.04	Civil Provisions	500	0	0
2.02.04.02	Other Provisions	425,918	179,470	120,942
2.02.04.02.03	Provisions for Environmental and Decommissioning Liabilities	285,043	128,224	81 ,928
2.02.04.02.05	Provision for losses from associates (negative equity)	140,875	51,246	39,014
2.03	Shareholders’ Equity	7,632,760	6,506,450	6,946,751
2.03.01	Paid-up Capital Stock	1,680,947	1,680,947	1,680,947
2.03.02	Capital Reserves	30	30	30
2.03.04	Profit Reserves	6,119,798	5,444,605	4,254,572
2.03.04.01	Legal Reserve	336,190	336,190	336,190
2.03.04.04	Unrealized Profit Reserve	3,779,357	3,779,357	1,658,115
2.03.04.08	Additional Proposed Dividend	1,227,703	1,178,635	485,816
2.03.04.09	Treasury Shares	-570,176	-1 ,191 ,559	-719,042
2.03.04.10	Investment Reserve	1,346,724	1,341,982	2,493,493
2.03.05	Retained Earnings/Accumulated Losses	0	-33,417	1,011,804
2.03.08	Other Comprehensive Incomes	-168,015	-585,715	-602

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

DFP – STANDARD FINANCIAL STATEMENTS – December 31, 2010 – CIA SIDERURGICA NACIONAL

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Parent Company Financial Statements / Statement of Income

R$ (in thousands)

Code	Description	Last fiscal year 01/01/2010 to 12/31/2010	First prior fiscal year 01/01/2009 to 12/31/2009	Second prior fiscal year 01/01/2008 to 01/01/2009
3.01	Revenue from Sales and/or Services	10,451,970	8,604,360	0
3.02	Cost of Goods Sold and/or Services Rendered	-5,791,570	-5,547,534	0
3.03	Gross Income	4,660,400	3,056,826	0
3.04	Operating Expenses/Income	84,314	426,381	0
3.04.01	Selling Expenses	-531,095	-466,586	0
3.04.02	General and Administrative Expenses	-330,631	-322,313	0
3.04.04	Other Operating Income	120,942	1.405,341	0
3.04.05	Other Operating Expenses	-613,072	-676,248	0
3.04.06	Equity Pick-Up	1,438,170	486,187	0
3.05	Income Before Financial Result and Taxes	4,744,714	3,483,207	0
3.06	Financial Result	-2,063,221	-681,890	0
3.06.01	Financial Income	233,607	326,751	0
3.06.02	Financial Expenses	-2,296,828	-1,008,641	0
3.07	Income Before Taxes	2,681,493	2,801,317	0
3.08	Income Tax and Social Contribution	-165,117	-182,383	0
3.08.01	Current	-90,485	-270,649	0
3.08.02	Deferred	-74,632	88,266	0
3.09	Net Income of Continued Operation	2,516,376	2,618,934	0
3.11	Income/Loss for the Period	2,516,376	2,618,934	0
3.99	Earnings per Share - (in Reais)
3.99.01	Basic and diluted Earnings per Share
3.99.01.01	Common	1.72594	1.75478	0.00000
3.99.02	Basic and diluted Earnings per Share
3.99.02.01	Common	1.72594	1.75478	0.00000

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

DFP – STANDARD FINANCIAL STATEMENTS – December 31, 2010 – CIA SIDERURGICA NACIONAL

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Parent Company Financial Statements / Statement of Comprehensive Income

R$ (in thousands)

Code	Description	Last fiscal year 01/01/2010 to 12/31/2010	First prior fiscal year 01/01/2009 to 12/31/2009	Second prior fiscal year 01/01/2008 to 01/01/2009
4.01	Net income/loss for the period	2,516,376	2,618,934	0
4.02	Other comprehensive income	417,700	-585,113	0
4.02.03	-Accumulated translation adjustments and foreign exchange gain of long term investment nature, net of taxes (-) R$270,229	-69,270	-618,723	0
4.02.04	Pension plans, net of taxes corresponding to R$10,838	-28,603	-3,275	0
4.02.05	Available-for sale financial assets, net of taxes corresponding to (-) R$75,520	515,573	36,885	0
4.03	Comprehensive income for the period	2,934,076	2,033,821	0

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

DFP – STANDARD FINANCIAL STATEMENTS – December 31, 2010 – CIA SIDERURGICA NACIONAL

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Parent Company Financial Statements / Statement of Cash Flows – Indirect Method

R$ (in thousands)

Code	Description	Last fiscal year 01/01/2010 to 12/31/2010	First prior fiscal year 01/01/2009 to 12/31/2009	Second prior fiscal year 01/01/2008 to 01/01/2009
6.01	Net cash from operating activities	2,122,538	-1,875,223	0
6.01.01	Cash generated in the operations	3,885,973	1,306,407	0
6.01.01.01	Net income for the year	2,516,376	2,618,934	0
6.01.01.02	Provision for charges on loans and financing	2,013,881	1,666,715	0
6.01.01.03	Depreciation / depletion / amortization	627,852	572,087	0
6.01.01.04	Result from the write-off and sale of assets	788	59,733	0
6.01.01.05	Equity pick up	-1,438,170	-486,187	0
6.01.01.07	Deferred income and social contribution taxes	74,632	-88,266	0
6.01.01.09	Gain/Loss with dilution of interest in subsidiary	7,450	-819,927	0
6.01.01.10	Provision for Actuarial Liabilities	2,393	-47,622	0
6.01.01.11	Provision for contingencies	232,444	91,436	0
6.01.01.12	Net monetary and exchange variations	-17,998	-2,625,095	0
6.01.01.13	Provision for losses from receivables	8,535	29,040	0
6.01.01.14	Other Provisions	-125,140	335,559	0
6.01.02	Changes on Assets and Liabilities	-1,763,435	-3,181,630	0
6.01.02.01	Receivables	-75,718	-321,750	0
6.01.02.02	Inventory	-659,980	598,805	0
6.01.02.04	Credit with subsidiaries and affiliated companies	79,256	-340,761	0
6.01.02.05	Recoverable taxes	343,877	-354,068	0
6.01.02.06	Trade Accounts Payable	-13,295	-1,027,178	0
6.01.02.07	Salaries and social charges	-53,126	14,037	0
6.01.02.08	Taxes payable	45,448	269,107	0
6.01.02.09	Taxes paid in installments - Refis	-413,657	-103,500	0
6.01.02.10	Accounts payable to subsidiaries	-4,013	106,787	0
6.01.02.11	Dividends and interest on shareholders’ equity received	370,788	299,296	0
6.01.02.12	Judicial deposits	-28,591	-702,598	0
6.01.02.13	Contingencies	-11,052	-427,355	0
6.01.02.16	Interest paid	-1,366,978	-1,073,098	0
6.01.02.17	Interest paid on swap	-18,038	-17,000	0
6.01.02.18	Other	41,644	-102,354	0
6.02	Net cash from investment activities	-4,962,075	3,296,424	0
6.02.01	Receipt/payment of operations with derivatives	0	0	0
6.02.02	Capital decrease of subsidiary	234,172	5,948,849	0
6.02.06	Investments / Advances for future capital increases	-3,944,867	-1,485,149	0
6.02.07	Property, plant and equipment	-1,549,303	-1,164,430	0
6.02.08	Intangible assets	-1,309	-2,846	0
6.02.09	Cash from the merger of subsidiary	299,232	0	0
6.03	Net cash from financing activities	76,719	183,723	0
6.03.01	Loans and financing	2,663,709	5,946,354	0
6.03.03	Financial institutions - principal	-1,026,195	-2,384,724	0
6.03.04	Dividends and interest on shareholders’ equity	-1,560,795	-2,027,600	0
6.03.05	Treasury shares	0	-1,350,307	0
6.04	Exchange variation over cash and cash equivalents	-1,804	-1,551	0
6.05	Increase (decrease) of cash and cash equivalents	-2,764,622	1,603,373	0
6.05.01	Opening balance of cash and cash equivalents	2,872,919	1,269,546	0
6.05.02	Closing balance of cash and cash equivalents	108,297	2,872,919	0

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

DFP – STANDARD FINANCIAL STATEMENTS – December 31, 2010 – CIA SIDERURGICA NACIONAL

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Parent Company Financial Statements / Statement of Changes in Shareholders’ Equity – 01/01/2010 to 12/31/2010

R$ (in thousands)

Code	Description	Paid-in Capital	Capital Reserves, Options Granted and Treasury Shares	Profit Reserves	Accumulated Profit/Losses	Other Comprehensive Income	Shareholders’ Equity
5.01	Opening balances	1,680,947	30	5,444,605	-33,417	-585,715	6,506,450
5.03	Adjusted opening balances	1,680,947	30	5,444,605	-33,417	-585,715	6,506,450
5.04	Capital operations with shareholders	0	0	49,034	-1,856,800	0	-1,807,766
5.04.06	Dividends	0	0	0	-272,297	0	-272,297
5.04.07	Interest on shareholders’ equity	0	0	0	-356,800	0	-356,800
5.04.08	Cancelled treasury shares	0	0	-34	0	0	-34
5.04.09	Additional proposed dividends	0	0	1,227,703	-1,227,703	0	0
5.04.10	Approval of proposed dividends	0	0	-1,178,635	0	0	-1,178,635
5.05	Total comprehensive income	0	0	0	2,516,376	417,700	2,934,076
5.05.01	Net income for the year	0	0	0	2,516,376	0	2,516,376
5.05.02	Other comprehensive income	0	0	0	0	417,700	417,700
5.05.02.04	Translation adjustments for the period	0	0	0	0	-69,270	-69,270
5.05.02.08	Pension plan gain/loss	0	0	0	0	-28,603	-28,603
5.05.02.09	Available-for-sale assets	0	0	0	0	515,573	515,573
5.06	Other changes in shareholders’ equity	0	0	626,159	-626,159	0	0
5.06.01	Recording of reserves	0	0	626,159	-626,159	0	0
5.07	Closing balances	1,680,947	30	6,119,798	0	-168,015	7,632,760

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

DFP – STANDARD FINANCIAL STATEMENTS – December 31, 2010 – CIA SIDERURGICA NACIONAL

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Parent Company Financial Statements / Statement of Changes in Shareholders’ Equity – 01/01/2009 to 12/31/2009

R$ (in thousands)

Code	Description	Paid-in Capital	Capital Reserves, Options Granted and Treasury Shares	Profit Reserves	Accumulated Profit/Losses	Other Comprehendive Invome	Shareholders’ Equity
5.01	Opening balances	1,680,947	30	3,768,756	1,012,732	200,124	6,662,589
5.02	Prior years’ adjustments	0	0	485,816	-928	-200,726	284,162
5.02.01	IFRS adjustments	0	0	0	-24,867	0	-24,867
5.02.02	Other adjustments	0	0	0	-176,185	-602	-176,787
5.02.03	Adjustment of accumulated translation differences according to CPC 37 (R1)	0	0	0	200,124	-200,124	0
5.02.04	Additional proposed dividends	0	0	485,816	0	0	485,816
5.03	Adjusted opening balances	1,680,947	30	4,254,572	1,011,804	-602	6,946,751
5.04	Capital operations with shareholders	0	0	-657,488	-1 ,819,965	0	-2,477,453
5.04.04	Treasury shares acquired	0	0	-1,350,307	0	0	-1,350,307
5.04.06	Dividends	0	0	0	-1 ,500,000	0	-1 ,500,000
5.04.07	Interest on shareholders’ equity	0	0	0	-319,965	0	-319,965
5.04.09	Additional proposed dividends	0	0	1,178,635	0	0	1,178,635
5.04.10	Approval of proposed dividends	0	0	-485,816	0	0	-485,816
5.05	Total comprehensive income	0	0	0	2,622,265	-585,113	2,037,152
5.05.01	Net income for the period	0	0	0	2,618,934	0	2,618,934
5.05.02	Other comprehensive income	0	0	0	3,331	-585,113	-581,782
5.05.02.06	IFRS adjustments	0	0	0	3,331	0	3,331
5.05.02.08	Pension plan gain/loss	0	0	0	0	-3,275	-3,275
5.05.02.09	Available-for sale assets	0	0	0	0	36,885	36,885
5.05.02.10	Translation adjustments of the period and exchange gain investments on foreign operations	0	0	0	0	-618,723	-618,723
5.06	Other changes in shareholders’ equity	0	0	1,847,521	-1 ,847,521	0	0
5.06.01	Recording of reserves	0	0	1,847,521	-1 ,847,521	0	0
5.07	Closing balances	1,680,947	30	5,444,605	-33,417	-585,715	6,506,450

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

DFP – STANDARD FINANCIAL STATEMENTS – December 31, 2010 – CIA SIDERURGICA NACIONAL

Version: 1

Parent Company Financial Statements / Statement of Added Value

R$ (in thousands)

Code	Description	Last fiscal year 01/01/2010 to 12/31/2010	First prior fiscal year 01/01/2009 to 12/31/2009	Second prior fiscal year 01/01/2008 to 01/01/2009
7.01	Revenues	12,743,216	11,144,957	0
7.01.01	Sales of Goods, Products and Services	12,767,477	10,474,832	0
7.01.02	Other Revenues	-8,228	790,334	0
7.01.04	Allowance for/Reversal of Doubtful Accounts	-16,033	-120,209	0
7.02	Input Acquired from Third Parties	-6,819,206	-6,163,684	0
7.02.01	Costs of Products, Goods and Services Sold	-5,816,404	-5,178,039	0
7.02.02	Materials, Energy, Third Party Services and Other	-989,033	-958,003	0
7.02.03	Loss/Recovery of Assets	-13,769	-27,642	0
7.03	Gross Added Value	5,924,010	4,981,273	0
7.04	Retention	-627,852	-572,087	0
7.04.01	Depreciation, Amortization and Depletion	-627,852	-572,087	0
7.05	Net Added Value Produced	5,296,158	4,409,186	0
7.06	Added Value Received in Transfers	1,533,845	514,748	0
7.06.01	Equity Pick-Up	1,438,170	486,187	0
7.06.02	Financial Income	92,905	-605,519	0
7.06.03	Other	2,770	634,080	0
7.07	Total Added Value to Distribute	6,830,003	4,923,934	0
7.08	Distribution of Added Value	6,830,003	4,923,934	0
7.08.01	Personnel	837,185	702,061	0
7.08.01.01	Direct Compensation	613,139	536,268	0
7.08.01.02	Benefits	174,916	121,267	0
7.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	49,130	44,526	0
7.08.02	Taxes, Fees and Contributions	1,319,782	1,526,547	0
7.08.02.01	Federal	1,112,121	1,129,044	0
7.08.02.02	State	183,104	379,093	0
7.08.02.03	Municipal	24,557	18,410	0
7.08.03	Third Party Capital Remuneration	2,156,660	76,392	0

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

DFP – STANDARD FINANCIAL STATEMENTS – December 31, 2010 – CIA SIDERURGICA NACIONAL

Version: 1

Parent Company Financial Statements / Statement of Added Value

R$ (in thousands)

Code	Description	Last fiscal year 01/01/2010 to 12/31/2010	One before last 01/01/2009 to 12/31/2009	Two before last 01/01/2008 to 01/01/2009
7.08.03.01	Interest	2,154,271	74,123	0
7.08.03.02	Rentals	2,389	2,269	0
7.08.04	Remuneration of Shareholders’ Equity	2,516,376	2,618,934	0
7.08.04.01	Interest on Shareholders’ Equity	356,800	319,965	0
7.08.04.02	Dividends	1,500,000	1,500,000	0
7.08.04.03	Retained Earnings / Accumulated Losses for the Period	659,576	798,969	0

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

DFP – STANDARD FINANCIAL STATEMENTS – December 31, 2010 – CIA SIDERURGICA NACIONAL

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Consolidated Financial Statements / Balance Sheet - Assets

R$ (in thousands)

Code	Description	Last fiscal year 12/31/2010	First prior fiscal year 12/31/2009	Second prior fiscal year 01/01/2009
1	Total Assets	37,801,214	30,725,503	33,252,396
1.01	Current Assets	15,793,688	12,835,473	17,944,505
1.01.01	Cash and cash equivalents	10,239,278	7,970,791	9,151,409
1.01.03	Trade accounts Receivables	1,367,759	1,327,941	1,788,712
1.01.03.01	Accounts Receivables	1,259,461	1,186,315	1,086,557
1.01.03.02	Other Receivables	108,298	141,626	702,155
1.01.04	Inventory	3,355,786	2,605,373	3,621,249
1.01.06	Taxes Recoverable	473,787	744,774	462,141
1.01.07	Prepaid Expenses	12,997	15,814	27,945
1.01.08	Other Current Assets	344,081	170,780	2,893,049
1.02	Non-Current Assets	22,007,526	17,890,030	15,307,891
1.02.01	Long-Term Assets	5,664,879	5,977,222	4,707,749
1.02.01.01	Financial Investments Valued at Fair Value	112,484	0	0
1.02.01.03	Receivables	58,485	212,486	375,772
1.02.01.06	Deferred Taxes	1,592,941	1,957,058	1,596,905
1.02.01.07	Prepaid Expenses	115,755	105,921	125,011
1.02.01.08	Receivables from Related Parties	479,120	479,120	11,828
1.02.01.09	Other Non-Current Assets	3,306,094	3,222,637	2,598,233
1.02.02	Investments	2,103,624	321,902	1,512
1.02.03	Property, Plant and Equipment	13,776,567	11,133,347	10,071,834
1.02.04	Intangible Assets	462,456	457,559	526,796

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

DFP – STANDARD FINANCIAL STATEMENTS – December 31, 2010 – CIA SIDERURGICA NACIONAL

Version: 1

Consolidated Financial Statements / Balance Sheet – Liabilities

R$ (in thousands)

Code	Description	Last fiscal year 12/31/2010	First prior fiscal year 12/31/2009	Second prior fiscal year 01/01/2009
2	Total Liabilities	37,801,214	30,725,503	33,252,396
2.01	Current Liabilities	4,455,955	3,998,066	9,494,363
2.01.01	Social and Labor Liabilities	164,799	134,190	117,994
2.01.02	Trade Accounts Payable	521,156	504,223	1,939,205
2.01.03	Tax Liabilities	275,991	336,804	333,811
2.01.04	Loans and Financing	1,308,632	1,113,920	3,302,055
2.01.05	Other Liabilities	1,854,952	1,618,574	3,563,466
2.01.06	Provisions	330,425	290,355	237,832
2.01.06.01	Tax, Social Security, Labor and Civil Provisions	222,461	189,517	161,144
2.01.06.01.02	Social Security and Labor Provisions	164,839	145,806	115,041
2.01.06.01.04	Civil Provisions	57,622	43,711	46,103
2.01.06.02	Other Provisions	107,964	100,838	76,688
2.01.06.02.03	Provision for Environmental Liabilities and Decommissioning	5,887	0	0
2.01.06.02.04	Provision for Consumption and Services	102,077	100,838	76,688
2.02	Non-Current Liabilities	25,522,571	20,137,927	16,811,282
2.02.01	Loans and Financing	18,780,815	13,153,681	8,681,098
2.02.02	Other Liabilities	4,067,435	3,666,323	3,930,613
2.02.02.01	Debts with Related Parties	3,028,924	2,980,772	2,878,200
2.02.02.02	Other	1,038,511	685,551	1,052,413
2.02.03	Deferred Taxes	0	30,040	2,181
2.02.04	Provisions	2,674,321	3,287,883	4,197,390
2.02.04.01	Tax, Social Security, Labor and Civil Provisions	2,384,681	3,155,815	4,111,741
2.02.04.01.01	Tax Provisions	1,911,260	2,747,060	3,660,486
2.02.04.01.02	Social Security and Labor Provisions	82,373	73,892	69,676
2.02.04.01.03	Provisions for Employee Benefits	367,839	317,145	364,140
2.02.04.01.04	Civil Provisions	23,209	17,718	17,439
2.02.04.02	Other Provisions	289,640	132,068	85,649
2.02.04.02.03	Provision for Environmental Liabilities and Decommissioning	289,640	132,068	85,649
2.03	Consolidated Shareholders’ Equity	7,822,688	6,589,510	6,946,751
2.03.01	Paid-in Capital	1,680,947	1,680,947	1,680,947
2.03.02	Capital Reserves	30	30	30
2.03.04	Profit Reserves	6,119,798	5,444,605	4,254,572
2.03.04.01	Legal Reserve	336,190	336,190	336,190
2.03.04.04	Unrealized Profit Reserve	3,779,357	3,779,357	1,658,115
2.03.04.08	Additional Proposed Dividends	1,227,703	1,178,635	485,816
2.03.04.09	Treasury Shares	-570,176	-1,191 ,559	-719,042
2.03.04.11	Investment Reserve	1,346,724	1,341,982	2,493,493
2.03.05	Retained Earnings/Accumulated Losses	0	-33,417	1,011,804
2.03.08	Other Comprehensive Income	-168,015	-585,715	-602
2.03.09	Non-controlling Shareholders	189,928	83,060	0

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

DFP – STANDARD FINANCIAL STATEMENTS – December 31, 2010 – CIA SIDERURGICA NACIONAL

Version: 1

Consolidated Financial Statements / Statement of Income

R$ (in thousands)

Code	Description	Last fiscal year 01/01/2010 to 12/31/2010	First prior fiscal year 01/01/2009 to 12/31/2009	Second prior fiscal year 01/01/2008 to 01/01/2009
3.01	Revenue from Sales and/or Services	14,450,510	10,978,364	0
3.02	Cost of Goods Sold and/or Services Rendered	-7,686,742	-7,022,119	0
3.03	Gross Income	6,763,768	3,956,245	0
3.04	Operating Expenses/Income	-1,765,422	-395,013	0
3.04.01	Selling Expenses	-677,962	-635,784	0
3.04.02	General and Administrative Expenses	-536,857	-480,072	0
3.04.04	Other Operating Income	92,478	1,416,735	0
3.04.05	Other Operating Expenses	-643,081	-695,905	0
3.04.06	Equity Pick-Up	0	13	0
3.05	Income Before Financial Result and Taxes	4,998,346	3,561,232	0
3.06	Financial Result	-1,911,458	-246,435	0
3.06.01	Financial Income	643,140	586,025	0
3.06.02	Financial Expenses	-2,554,598	-832,460	0
3.07	Income Before Taxes	3,086,888	3,314,797	0
3.08	Income Tax and Social Contribution	-570,697	-699,616	0
3.08.01	Current	-313,371	-581,735	0
3.08.02	Deferred	-257,326	-117,881	0
3.09	Net Income of Continued Operations	2,516,191	2,615,181	0
3.11	Consolidated Income/Loss for the Period	2,516,191	2,615,181	0
3.11.01	To controlling Shareholders of the Parent Company	2,516,376	2,618,934	0
3.11.02	To non-controlling Shareholders	-185	-3,753	0
3.99	Earnings per Share - (in Reais)
3.99.01	Basic and diluted Earnings per Share
3.99.01.01	Common	1.72594	1.75478	0.00000
3.99.02	Basic and diluted Earnings per Share
3.99.02.01	Common	1.72594	1.75478	0.00000

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

DFP – STANDARD FINANCIAL STATEMENTS – December 31, 2010 – CIA SIDERURGICA NACIONAL

Version: 1

Consolidated Financial Statements / Statement of Comprehensive Income

R$ (in thousands)

Code	Description	Last fiscal year 01/01/2010 to 12/31/2010	First prior fiscal year 01/01/2009 to 12/31/2009	Second prior fiscal year 01/01/2008 to 01/01/2009
4.01	Consolidated net income/loss for the period	2,516,191	2,615,181	0
4.02	Other comprehensive income	417,700	-585,113	0
4.02.03	-Accumulated translation adjustments and foreign exchange gain of long term investment nature, net of taxes (-) R$270,229	-69,270	-618,723	0
4.02.04	- Pension plans, net of taxes corresponding to R$10,838	-28,603	-3,275	0
4.02.05	- Available-for sale financial assets, net of taxes corresponding to (-) R$75,520	515,573	36,885	0
4.03	Consolidated comprehensive income for the period	2,933,891	2,030,068	0
4.03.01	Attributed to the Company’s controlling shareholders	2,933,891	2,030,068	0

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

DFP – STANDARD FINANCIAL STATEMENTS – December 31, 2010 – CIA SIDERURGICA NACIONAL

Version: 1

Consolidated Financial Statements / Statement of Cash Flows – Indirect Method

R$ (in thousands)

Code	Description	Last fiscal year 01/01/2010 to 12/31/2010	First prior fiscal year 01/01/2009 to 12/31/2009	Second prior fiscal year 01/01/2008 to 01/01/2009
6.01	Net cash from operating activities	2,482,535	-773,019	0
6.01.01	Cash generated in the operations	5,340,886	2,234,450	0
6.01.01.01	Net income of the year	2,516,191	2,615,181	0
6.01.01.02	Provision for charges on loans and financing	1,489,191	1,130,089	0
6.01.01.03	Depreciation / depletion / amortization	806,169	780,152	0
6.01.01.04	Result from the write-off and sale of assets	5,827	70,494	0
6.01.01.07	Deferred income and social contribution taxes	257,326	117,881	0
6.01.01.08	Provision for swap/forward	126,492	-88,986	0
6.01.01.09	Gain/Loss with percentage variation	0	-835,115	0
6.01.01.10	Provision for actuarial liabilities	2,393	-47,622	0
6.01.01.11	Provision for contingencies	199,558	99,157	0
6.01.01.12	Net monetary and foreign exchange variations	57,119	-2,024,573	0
6.01.01.13	Provision for losses from notes receivable	-46,675	1,527	0
6.01.01.14	Other provisions	-72,705	416,265	0
6.01.02	Variation on assets and liabilities	-2,858,351	-3,007,469	0
6.01.02.01	Receivables	143,250	-51,082	0
6.01.02.02	Inventory	-794,331	926,260	0
6.01.02.05	Taxes to offset	247,366	-313,697	0
6.01.02.06	Trade Accounts Payable	11,964	-1,137,203	0
6.01.02.07	Salaries and social charges	-36,757	15,257	0
6.01.02.08	Taxes	-101,723	263,734	0
6.01.02.09	Taxes paid in installments – Refis	-414,473	-103,775	0
6.01.02.12	Judicial deposits	-33,822	-737,041	0
6.01.02.13	Contingent liabilities	16,868	-422,375	0
6.01.02.16	Interests paid	-1,190,423	-992,280	0
6.01.02.17	Interest paid on swap	-676,163	-742,700	0
6.01.02.18	Other	-30,107	287,433	0
6.02	Net cash from investment activities	-4,635,797	-617,331	0
6.02.01	Receipt/payment from derivative operations	395,346	248,966	0
6.02.05	Net effects – equity swap	0	1,420,322	0
6.02.06	Investments	-1,370,016	-284,232	0
6.02.07	Property, plant and equipment	-3,635,911	-1,996,759	0
6.02.08	Intangible assets	-25,216	-5,628	0
6.03	Net cash from financing activities	4,650,582	1,510,476	0
6.03.01	Loans and financing	8,789,548	7,671,696	0
6.03.03	Financial institutions - principal	-2,706,982	-2,783,313	0
6.03.04	Dividends and interest on shareholders’ equity	-1,560,795	-2,027,600	0
6.03.05	Treasury shares	0	-1,350,307	0
6.03.06	Paid-in capital in subsidiaries by non-controlling shareholder	128,811	0	0
6.04	Exchange variation over cash and cash equivalents	-228,833	-1,300,744	0
6.05	Increase (decrease) of cash and cash equivalents	2,268,487	-1,180,618	0
6.05.01	Opening balance of cash and cash equivalents	7,970,791	9,151,409	0
6.05.02	Closing balance of cash and cash equivalents	10,239,278	7,970,791	0

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

DFP – STANDARD FINANCIAL STATEMENTS – December 31, 2010 – CIA SIDERURGICA NACIONAL

Version: 1

Consolidated Financial Statements / Statement of Changes in Shareholders’ Equity – 01/01/2010 to 12/31/2010

R$ (in thousands)

Code	Description	Paid-in Capital	Capital Reserves, Options Granted and Treasury Shares	Profit Reserves	Accumulated Profit/Losses	Other Comprehensive Income	Shareholders’ Equity	Non-controlliing interest	Consolidated Shareholders’ Equity
5.01	Opening balances	1,680,947	30	5,444,605	-33,417	-585,715	6,506,450	83,060	6,589,510
5.03	Adjusted opening balances	1,680,947	30	5,444,605	-33,417	-585,715	6,506,450	83,060	6,589,510
5.04	Capital operations with Shareholders	0	0	49,034	-1,856,800	0	-1,807,766	0	-1,807,766
5.04.06	Dividends	0	0	0	-272,297	0	-272,297	0	-272,297
5.04.07	Interest on shareholders’ equity	0	0	0	-356,800	0	-356,800	0	-356,800
5.04.08	Cancelled treasury shares	0	0	-34	0	0	-34	0	-34
5.04.09	Additional proposed dividends	0	0	1,227,703	-1,227,703	0	0	0	0
5.04.10	Approval of proposed dividends	0	0	-1,178,635	0	0	-1,178,635	0	-1,178,635
5.05	Total comprehensive income	0	0	0	2,516,376	417,700	2,934,076	-185	2,933,891
5.05.01	Net income for the period	0	0	0	2,516,376	0	2,516,376	-185	2,516,191
5.05.02	Other comprehensive income	0	0	0	0	417,700	417,700	0	417,700
5.05.02.04	Translation adjustments for the period	0	0	0	0	-69,270	-69,270	0	-69,270
5.05.02.08	Pension plan gain/loss	0	0	0	0	-28,603	-28,603	0	-28,603
5.05.02.09	Available-for-sale assets	0	0	0	0	515,573	515,573	0	515,573
5.06	Other changes in shareholders’ equity	0	0	626,159	-626,159	0	0	107,053	107,053
5.06.01	Recording of reserves	0	0	626,159	-626,159	0	0	0	0
5.06.05	Non-controlliing interest	0	0	0	0	0	0	128,811	128,811
5.06.06	Non-controlling interest variation (%)	0	0	0	0	0	0	-21,758	-21,758
5.07	Closing balances	1,680,947	30	6,119,798	0	-168,015	7,632,760	189,928	7,822,688

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

DFP – STANDARD FINANCIAL STATEMENTS – December 31, 2010 – CIA SIDERURGICA NACIONAL

Version: 1

Consolidated Financial Statements / Statement of Changes in Shareholders’ Equity – 01/01/2009 to 12/31/2009

R$ (in thousands)

Code	Description	Paid-in Capital	Capital Reserves, Options Granted and Treasury Shares	Profit Reserves	Accumulated Profit/Losses	Other Comprehensive Income	Shareholders’ Equity	Non-controlliing interest	Consolidated Shareholders’ Equity
5.01	Opening balances	1,680,947	30	3,768,756	1,012,732	200,124	6,662,589	0	6,662,589
5.02	Prior years’ adjustments	0	0	485,816	-928	-200,726	284,162	0	284,162
5.02.01	IFRS adjustments	0	0	0	-24,867	0	-24,867	0	-24,867
5.02.02	Other adjustments	0	0	0	-176,185	-602	-176,787	0	-176,787
5.02.03	Adjustment of accumulated translation differences according to CPC 37 (R1)	0	0	0	200,124	-200,124	0	0	0
5.02.04	Additional proposed dividends	0	0	485,816	0	0	485,816	0	485,816
5.03	Adjusted opening balances	1,680,947	30	4,254,572	1,011,804	-602	6,946,751	0	6,946,751
5.04	Equity transactions with shareholders	0	0	-657,488	-1,819,965	0	-2,477,453	0	-2,477,453
5.04.04	Treasury shares acquired	0	0	-1,350,307	0	0	-1,350,307	0	-1,350,307
5.04.06	Dividends	0	0	0	-1,500,000	0	-1,500,000	0	-1,500,000
5.04.07	Interest on shareholders’ equity	0	0	0	-319,965	0	-319,965	0	-319,965
5.04.09	Additional proposed dividends	0	0	1,178,635	0	0	1,178,635	0	1,178,635
5.04.10	Approval of proposed dividends	0	0	-485,816	0	0	-485,816	0	-485,816
5.05	Total comprehensive income	0	0	0	2,622,265	-585,113	2,037,152	-3,753	2,033,399
5.05.01	Net income for the period	0	0	0	2,618,934	0	2,618,934	-3,753	2,615,181
5.05.02	Other comprehensive income	0	0	0	3,331	-585,113	-581,782	0	-581,782
5.05.02.06	IFRS adjustments	0	0	0	3,331	0	3,331	0	3,331
5.05.02.08	Pension plan gain/loss	0	0	0	0	-3,275	-3,275	0	-3,275
5.05.02.09	Available-for-sale assets	0	0	0	0	36,885	36,885	0	36,885
5.05.02.10	Translation adjustments of the period and exchange gain investments on foreign operations, net of taxes corresponding to (-) R$270,229	0	0	0	0	-618,723	-618,723	0	-618,723
5.06	Other changes in shareholders’ equity	0	0	1,847,521	-1,847,521	0	0	86,813	86,813
5.06.01	Recording of reserves	0	0	1,847,521	-1,847,521	0	0	0	0
5.06.04	Non-controlling interest	0	0	0	0	0	0	86,813	86,813
5.07	Closing balances	1,680,947	30	5,444,605	-33,417	-585,715	6,506,450	83,060	6,589,510

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

DFP – STANDARD FINANCIAL STATEMENTS – December 31, 2010 – CIA SIDERURGICA NACIONAL

Version: 1

Consolidated Financial Statements / Statement of Added Value

R$ (in thousands)

Code	Description	Last fiscal year 01/01/2010 to 12/31/2010	First prior fiscal year 01/01/2009 to 12/31/2009	Second prior fiscal year 01/01/2008 to 01/01/2009
7.01	Revenues	17,038,272	13,883,911	0
7.01.01	Sales of Goods, Products and Services	17,054,701	13,222,642	0
7.01.02	Other Revenues	-11,707	787,212	0
7.01.04	Allowance for/Reversal of Doubtful Accounts	-4,722	-125,943	0
7.02	Input Acquired from Third Parties	-8,272,938	-7,522,577	0
7.02.01	Costs of Products, Goods and Services Sold	-6,950,839	-6,102,329	0
7.02.02	Materials, Energy, Third Party Services and Other	-1,304,238	-1,390,533	0
7.02.03	Loss/Recovery of Assets	-17,861	-29,715	0
7.03	Gross Added Value	8,765,334	6,361,334	0
7.04	Retention	-806,169	-780,152	0
7.04.01	Depreciation, Amortization and Depletion	-806,169	-780,152	0
7.05	Net Added Value Produced	7,959,165	5,581,182	0
7.06	Added Value Received in Transfers	-123,989	743,444	0
7.06.01	Equity Pick-Up		13	0
7.06.02	Financial Income	-128,069	102,546	0
7.06.03	Other	4,080	640,885	0
7.07	Total Added Value to Distribute	7,835,176	6,324,626	0
7.08	Distribution of Added Value	7,835,176	6,324,626	0
7.08.01	Personnel	1,325,117	1,022,844	0
7.08.01.01	Direct Compensation	996,392	796,990	0
7.08.01.02	Benefits	254,569	167,570	0
7.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	74,156	58,284	0
7.08.02	Taxes, Fees and Contributions	2,189,740	2,332,129	0
7.08.02.01	Federal	1,800,382	1,840,427	0
7.08.02.02	State	355,556	463,497	0
7.08.02.03	Municipal	33,802	28,205	0
7.08.03	Third Party Capital Remuneration	1,804,128	354,472	0
7.08.03.01	Interest	1,781,498	346,728	0
7.08.03.02	Rentals	22,630	7,744	0

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

DFP – STANDARD FINANCIAL STATEMENTS – December 31, 2010 – CIA SIDERURGICA NACIONAL

Version: 1

Consolidated Financial Statements / Statement of Added Value

R$ (in thousands)

Code	Description	Last fiscal year 01/01/2010 to 12/31/2010	First prior fiscal year 01/01/2009 to 12/31/2009	Second prior fiscal year 01/01/2008 to 01/01/2009
7.08.04	Remuneration of Shareholders’ Equity	2,516,191	2,615,181	0
7.08.04.01	Interest on Shareholders’ Equity	356,800	319,965	0
7.08.04.02	Dividends	1,500,000	1,500,000	0
7.08.04.03	Retained Earnings / Accumulated Losses for the Period	659,576	798,969	0
7.08.04.04	Non-controlling Interest in Retained Earnings	-185	-3,753	0

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

DFP – STANDARD FINANCIAL STATEMENTS – December 31, 2010 – CIA SIDERURGICA NACIONAL

Version: 1

(In thousands of Reais, unless otherwise stated)

1.     OPERATIONS

Companhia Siderúrgica Nacional is a Corporation, established on April 9, 1941, in accordance with Brazilian laws (Companhia Siderúrgica Nacional and its subsidiaries and jointly-owned subsidiaries, jointly called "CSN" or “Company”).

CSN is a Company which holds shares listed on the São Paulo Stock Exchange (IBOVESPA index) and on the New York stock Exchange (NYSE), reporting its information on the Brazilian Securities and Exchange Commission (CVM) and on the Securities and Exchange Commission (SEC).

The main operating activities of CSN are divided in 5 segments:

Steel:

Its main industrial complex is the Presidente Vargas Steelworks (“UPV”) located in the city of Volta Redonda, State of Rio de Janeiro. This segment consolidates the operations related to the production, distribution and sale of flat steel, metal packaging and galvanized steel, with operations in Brazil, the United States and Portugal, aiming at gaining markets and ensuring excellent services to end consumers. Additionally, it operates in the home appliances, construction and the automobile segments.

Mining:

The iron ore production is developed in the city of Congonhas, in the State of Minas Gerais. CSN also explores limestone and dolomite in the branches in the State of Minas Gerais and tin in the State of Rondônia, in order to meet the needs of UPV and the surplus raw materials are traded with subsidiaries and third parties. CSN holds the concession to operate TECAR, a solid bulk terminal, one of the four terminals of the Itaguaí Port, located in the city of Rio de Janeiro. Coal and coke are imported through this terminal.

Cement:

The Company started in the cement market boosted by the synergy among this new activity and its already existing businesses. A new business unit has been set up beside Presidente Vargas Mill, city of Volta Redonda, State of Rio de Janeiro): CSN Cimentos, which is already producing CP-III cement, uses the scrap produced from blast furnaces of Volta Redonda Plant itself. Currently, clinker used in cement production is bought from third parties, however, it will be manufactured by CSN Cimentos  in 2011, upon the conclusion of the first stage of the plant in Arcos (MG), where CSN also has a limestone mine.

Logistics:

Railways:

CSN holds interest in two railway companies: MRS Logística, which operates the former Southeast Network of Rede Ferroviária Federal S.A. and Transnordestina Logística, which operates the RFFSA’s former Northeast Network, in the states of Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas.

Ports:

The Company operates two terminals in the State of Rio de Janeiro: the Terminal for Solid Bulk (Tecar) and the Terminal for Containers (Sepetiba Tecon), in the Port of Itaguaí. Located in Sepetiba bay, which has a privileged road, rail and sea access.

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In Tecon, is performed the flow of CSN’s steel products, movement of containers, cargo storage, consolidation and deconsolidation.

Energy:

The Company is one the largest consumers of industrial electricity of Brazil; its consumption is equivalent to the Federal District as a whole. As energy is essential in its productive process, the Company has invested in electricity generation assets to ensure its self-sufficiency.

For further details on strategic investments related to the Company’s segments, please refer to Notes 12, 13 and 28, in the Segment Information.

2.     SUMMARY OF MAIN ACCOUNTING POLICIES AND PRACTICES

(a)      Preparation basis

The consolidated financial statements were prepared and presented in accordance with the accounting practices adopted in Brazil, including the pronouncements issued by the Committee of Accounting Pronouncements (CPCs).

The consolidated financial statements were prepared and presented in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board.

These being the first financial statements presented in accordance with CPC and IFRS by the Company. The main differences between the accounting practices previously adopted in Brazil (former BR GAAP) and CPCs/IFRS, including reconciliations of shareholders’ equity and income statement of the year, are described in Note 4.2, 4.3 and 4.4.

The financial statements of the parent Company were prepared according to the accounting practices adopted in Brazil, issued by Brazilian Accounting Pronouncements Committee (CPC), and accompany the consolidated financial statements.

The preparation of the financial statements in accordance with IFRS and CPC requires the use of certain critical accounting estimates and also the judgment by the Company’s management team in the process to apply the Company’s accounting policy. Those parts requiring a higher judgment level and having greater complexity, as well as the parts where assumptions and estimates are significant to the consolidated financial statements, are being disclosed on the notes to this report, and are related to the allowance for doubtful accounts,provision for inventory losses, provision for labor liabilities civil, tax, environmental and social insurance, depreciation, amortization, depletion, provision for reducing the amount recoverable, deferred taxes, financial instruments and benefits employees. Actual results could differ from those estimates

Accounting statements are presented in thousands of reais (R$). Depending on applicable IFRS rule, the measurement criterion used in the preparation of the financial statements considers historical cost, net value of realization, fair value, or recovery value. When IFRS and CPCs allow for the option between acquisition cost or other measurement criterion (for instance, systematic remeasurement), the acquisition cost criterion is used.

The parent Company and consolidated accounting statements were approved by the Board of Directors as of March 22, 2011.

(b)      Consolidated financial statements

The accounting practices have been considered on a uniform basis to all consolidated companies.

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The consolidated financial statements in the years ended on December 31, 2009 and 2010 include the following subsidiaries, associates and jointly-owned subsidiaries, both direct and indirect ones, in addition to exclusive funds Diplic and Mugen, as stated below:

•                     Companies

	Interest in the capital stock (%)

Companies	2010	2009	Main activity
Direct interest: full consolidation
CSN Islands VII	100.00	100.00	Financial operations
CSN Islands VIII	100.00	100.00	Financial operations
CSN Islands IX	100.00	100.00	Financial operations
CSN Islands X	100.00	100.00	Financial operations
CSN Islands XI	100.00	100.00	Financial operations
CSN Islands XII	100.00	100.00	Financial operations
Tangua	100.00	100.00	Financial operations
International Investment Fund	100.00	100.00	Holding Company and financial operations
CSN Minerals (1)	100.00	100.00	Holding Company
CSN Export	100.00	100.00	Financial operations, sale of products and Holding Company
CSN Metals (2)	100.00	100.00	Holding Company and financial operations
CSN Americas (3)	100.00	100.00	Holding Company and financial operations
CSN Steel	100.00	100.00	Holding Company and financial operations
TdBB S.A	100.00	100.00	Inactive Company
Galvasud - absorbed on 01/29/2010		99.99	Steelmaking
Sepetiba Tecon	99.99	99.99	Port services
Mineração Nacional	99.99	99.99	Mining and Holding Company
CSN Aços Longos	99.99	99.99	Production and sale of steel and/or metallurgical products
Florestal Nacional (4)	99.99	99.99	Reforestation
Estanho of Rondônia - ERSA	99.99	99.99	Tin mining
Cia Metalic Nordeste	99.99	99.99	Packaging production and distribution of steel products
Companhia Metalúrgica Prada	99.99	99.99	Packaging production and distribution of steel products
CSN Cimentos	99.99	99.99	Production of cement
Inal Nordeste	99.99	99.99	Steel product service center
CSN Gestão of Recursos Financeiros	99.99	99.99	Inactive Company
Congonhas Minérios	99.99	99.99	Mining and Holding Company
CSN Energia	99.99	99.90	Electricity trading
Transnordestina Logística	76.45	84.34	Railway logistics
Special partnership - Closed on 11/30/2010		39.47	Holding Company
Indirect interest: full consolidation
CSN Aceros	100.00	100.00	Holding Company
CSN Cayman - closed on 08/31/2010		100.00	Financial operations, sale of products and Holding Company
CSN IRON - closed on 01/31/10		100.00	Financial operations and Holding Company
Companhia Siderurgica Nacional LLC	100.00	100.00	Steelmaking
CSN Europe (5)	100.00	100.00	Financial operations, sale of products and Holding Company
CSN Ibéria	100.00	100.00	Financial operations and Holding Company
CSN Portugal (6)	100.00	100.00	Financial operations and sale of products
Lusosider Projectos Siderúrgicos	100.00	100.00	Holding Company
Lusosider Aços Planos	99.94	99.94	Steelmaking and Holding Company
CSN Acquisitions	100.00	100.00	Financial operations and Holding Company
CSN Resources (7)	100.00	100.00	Financial operations and coporate interests
CSN Finance UK Ltd	100.00	100.00	Financial operations and Holding Company
CSN Holdings UK Ltd	100.00	100.00	Financial operations and Holding Company
Energy I - closed on 08/31/2010		99.99	Holding Company
Itamambuca Participações	99.99	99.99	Mining and Holding Company
Special partnership - closed on 11/30/2010		60.53	Holding Company
Direct interest: proportional consolidation
Nacional Minérios (NAMISA)	59.99	59.99	Mining and Holding Company
Itá Energética	48.75	48.75	Electricity generation
MRS Logística	22.93	22.93	Railway logistics
Consortium of Igarapava Hydroelectric Plant	17.92	17.92	Electricity consortium
Aceros Del Orinoco	22.73	22.73	Dormant company
Indirect interest: proportional consolidation
Namisa International Minerios SLU	60.00	60.00	Holding Company and sale of products and ore (subsidiary of Nacional Minérios)
Namisa Europe	60.00	60.00	Holding Company and sale of products and ore (subsidiary of Nacional Minérios)
Pelotização Nacional - absorbed on 12/30/2010		59.99	Mining and Holding Company (subsidiary of Nacional Minérios)
MG Minérios - absorbed on 12/30/2010		59.99	Mining and Holding Company (subsidiary of Nacional Minérios)
MRS Logística	10.34	10.34	Rail transport
Aceros Del Orinoco	9.08	9.08	Dormant company

(1)   New corporate name of CSN Energy, changed as of December 15, 2010.

(2)   New corporate name of CSN Overseas, changed as of December 15, 2010.

(3)   New corporate name of CSN Panamá, changed as of December 15, 2010.

(4)   New corporate name of Itaguaí Logística, changed as of December 27, 2010.

(5)   New corporate name of CSN Madeira, changed as of January 8, 2010.

(6)   New corporate name of Hickory, changed as of January 8, 2010.

(7)   New corporate name of CSN Cement, changed as of June 18, 2010.

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•                     Exclusive funds

	Interest in the capital stock (%)

Specific purpose companies	2010	2009	Main activities
Direct interest: full consolidation
DIPLIC - Multimarket investment fund	100.00	100.00	Investment fund
Mugen - Multimarket investment fund	100.00	100.00	Investment fund

In the preparation of the consolidated financial statements, the following consolidation procedures have been adopted:

•                     Unrealized gains in transactions with subsidiaries, jointly-owned subsidiaries and affiliated are eliminated according to CSN’s share in the consolidation process. Unrealized losses are eliminated in the same way as unrealized gains, however only if there is no reduction to the recovery value (impairment). The reference date of the financial statements of the subsidiaries, affiliated companies and jointly-owned subsidiaries is the same as of the parent Company, and its accounting policies are in line with the policies adopted by the Company

•                     Subsidiaries

Subsidiaries are considered all entities (including special-purpose entities), whose financing and operating policies may be carried out by the Company, where usually there is a share ownership of more than a half of voting rights. The existence and the effect of potential voting rights, which are currently exercisable or convertible, are take into consideration by evaluation IF the Company controls other entity. Subsidiaries are fully consolidated as of the date when the control is transferred to the Company and are no longer consolidated as of the date when the control ends.

•                     Affiliated Companies

Affiliated companies are all entities where the Company holds a significant influence, but not the control, usually jointly with a share ownership of 20% to 50% from voting rights. Investments in affiliated companies are accounted for by the equity method and initially are recognized by their cost value. Company's investment in affiliated companies includes goodwill recognized from the business acquisition, plus the investor’s share at retained post-acquisition profits and other changes in net asset value, reduced by any accumulated impairment loss.

•                     Jointly-owned subsidiaries

The financial statements of jointly-owned subsidiaries are included in the consolidated financial statements as of the date when the shared control starts until the date it no longer exists. The jointly –owned subsidiaries are consolidated proportionally.

•                     Parent Company financial statement

In the parent Company financial statements, the subsidiaries and jointly-owned subsidiaries are accounted for by the equity method. The same adjustments are made both in the parent Company financial statements to the consolidated financial statements. Considering CSN, accounting practices adopted in Brazil applied in the parent Company financial statements are different from IFRS applicable to the separated financial statements, only through the investments in subsidiaries and affiliated companies by the equity method of accounting while according to IFRS it would be cost or fair value.

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(c)      Foreign currencies

•                     Functional and presentation currency

Items included in the financial statements of each one of the Company’s subsidiaries are measured using the currency of the main economic environment, where each subsidiary operates (“functional currency”). Consolidated financial statements are presented in R$, which is the Company’s functional currency and, also, the Group’s presentation currency.

•                     Transactions and balances

Foreign currency operations are converted into the functional currency, using foreign exchange rates effective on the transaction or evaluation dates, when items are remeasured.  Exchange gains and losses resulting from the settlement of these transactions and the conversion by foreign exchange rates as of December 31, 2010, related to monetary assets and liability in foreign currencies, are recognized on the statement of income, except when deferred on shareholders’ equity as qualified cash flow hedge operations and qualified net investment hedged operations.

Balance accounts are translated by the exchange rate as of the balance sheet date, US$1 being equal to R$1.6662 as of December 31, 2010 (R$1.7412 as of December 31, 2009). EUR 1 being equal to R$ 2.2280 (R$2,5073 as of December 31, 2009) e JPY 1 being equal to R$0,0205 (R$0,0188 as of December 31, 2009).

All other exchange gains and losses, including exchange gains and losses related to loans, cash and cash equivalents are presented on the statement of income as income or financial expense.

Changes to fair value of monetary securities in foreign currency, classified as available for sale, are split into foreign exchange variations related to the security`s amortized cost and other variations to the security’s book value are registered under shareholders’ equity.

Exchange variations from non-monetary financial assets and liabilities, for instance, investments in shares classified as measured to fair value through income statement, are recorded under income statement as part of fair value gain or loss. Exchange variations of non-monetary financial assets, for example, investments in shares classified as available for sale, are included on other comprehensive income under shareholders’ equity.

•                     Group Companies

The results and financial position of all of the Group’s entities (none of them has currency from a hyperinflationary economy), whose functional currency is different from the presentation currency, are converted into the presentation currency, as follows:

•         Assets and liabilities from each balance sheet presented are translated by the closing rate on the balance sheet date.

•         Revenues and expenses from each income statement are translated by average exchange rates (unless this average is not a reasonable rounding to the cumulative effect of rates in force on the operations date, and, in such case, revenues and expenses are converted by the rate on the operations dates); and

•         All resulting exchange rate differences are registered as a separate component under other comprehensive income.

Under the consolidation, exchange rate differences resulting from the conversion of monetary items with characteristics of the net investment in foreign operations are recorded under shareholders equity. When an operation overseas is partially disposed of or sold, exchange rate differences previously registered under other comprehensive income are recorded in income statement as part of gain or loss on sale.

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(d)      Cash and cash equivalents

Cash and cash equivalents include cash, bank deposits and other short-term investments of immediate liquidity, redeemable in up to 90 days from the balance sheet dates, immediately convertible into cash and with an insignificant risk of change in their market value. Deposit certificates that may be redeemed at any time without penalties are considered cash equivalents.

(e)      Trade accounts receivable

Trade accounts receivable are recorded at the invoiced amount, including the respective taxes and ancillary expenses and credits from clients in foreign currency corrected at the exchange rate as of the date of the financial statements. The allowance for doubtful accounts was recorded in an amount considered enough to support possible losses. Management’s assessment takes into account the client’s history, the financial situation and the opinion of our legal advisors regarding the receipt of these credits for the recording of this provision.

(f)       Inventories

These are recorded at the lowest value between the cost and the net realizable value. The average weighted cost method is used in the acquisition of raw materials. Cost of both finished and under preparation products consists of raw material, labor, other direct costs (based on the normal production capacity). Net realization value is the sale price estimated on the normal course of business, net of estimated conclusion costs and estimated costs necessary to carry on the sale.

(g)      Investments

Investments in subsidiaries, jointly-owned subsidiaries and associated companies are recorded and measured by the equity accounting method and recognized initially by the cost. The gains and losses are recognized in income for the period as operating income (or expenses) in the parent Company financial statements. In the case of exchange variation of investment abroad whose functional currency is different to the Company’s currency, variations in the amount of investments deriving solely from the exchange variation are recorded in the equity cumulative translation adjustment account, in the Company’s shareholders’ equity, and are only reclassified to income statement when the investment is sold or written-off by loss. Other investments are recorded and held at cost, or fair value.

When necessary, the accounting practices of the subsidiaries and jointly-owned subsidiaries are adjusted to ensure criteria, consistency and uniformity with the practices adopted by the Company.

(h)      Property, plant and equipment

Recorded by acquisition, formation or construction costs, net of accumulated depreciation or depletion and impairment. Depreciation is computed under the straight-line method based on the economic useful life remaining of the related assets according to note 14, and depletion of mines is calculated based on the amount of iron ore extracted, and plots of land are not depreciated as they are considered as undefined useful life. The Company records in the book value of property, plant, and equipment, the cost, replacing the part of the item which is substituting, if it is probable that future economic benefits incorporated therein will be reverted to the Company, and if the asset cost may be estimated in a reliable manner. All other expenses are registered to the expense account when incurred. Interest costs  are capitalized until these projects are concluded.

If some components of the assets from property, plant and equipment have different useful lives, these components are depreciated as a different item from property, plant and equipment.

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Gains and losses from disposal are determined by the comparison of the sale value less the residual value and are registered in “other operating income/expenses”.

Development costs of new iron ore fields or to expand the capacity of operating mines are capitalized and amortized by the method of units produced (extracted) based on probable and proven ore amounts. Exploration expenditures are deemed as expenses until the mining activity is made feasible; after this period, the subsequent development costs are capitalized.

(i)       Intangible assets

Intangible assets comprise of assets acquired from third parties, including by means of business combinations, and/or those internally generated.

These assets are recorded at the acquisition or formation cost, less amortization calculated through the straight-line method based on exploitation or recovery terms.

Intangible assets with undefined useful lives, as well as goodwill for expected future profitability, are no longer amortized.

•       Goodwill

Goodwill is represented by the positive difference between paid and/or payable value for the purchase of a business and the net amount of fair value of assets and liabilities of the subsidiary acquired. The goodwill from acquisitions of subsidiaries is recorded as intangible assets in the consolidated financial statements. In the parent Company financial statements the goodwill is recorded as investments. Negative goodwill is recorded as gain in the result for the period, on the acquisition date. Goodwill is annually tested to verify impairment losses. Gains and losses from the disposal of a Cash Generating Units (CGU) include goodwill book value relating to the CGU sold.

Goodwill is allocated to Cash Generating Units (CGUs) for the purpose of impairment test. The allocation is made for Cash Generating Units or groups of Cash Generating Units, that should benefit from the business combination of which goodwill was originated, and are not a bigger unit as compared to the operational segment.

•       Software

Software licenses acquired are capitalized based on incurred costs to buy software and when they are ready to be used. These costs are amortized under the straight-line method during the estimated economic useful life.

(j)       Impairment of non-financial assets

Assets with an undefined useful life, such as goodwill, are not subject to amortization and are tested on an annual basis to verify impairment. Assets subject to amortization are reviewed to verify impairment whenever events or changes to circumstances show that book value may not be recoverable. Impairment loss is accounted for by book value of the asset exceeds its recoverable value. For purposes of impairment evaluation, assets are divided into the lowest levels to which there are identifiable positive cash inflows separately (Cash Generating Units (CGU)). Non-financial assets, except goodwill, which have been impaired, are subsequently reviewed to analyze a possible impairment reversal on the report presentation date.

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(k)      Employee Benefits

i.     Employee benefits

Defined contribution plans

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contribution to a separate entity (social security plan) and it will have no legal or constructive liability to pay additional values. Liabilities for contributions to defined contribution pension plans are accounted for as employee benefit expenses to the income statement in the periods where services are provided by employees. Contributions paid in advance are recorded as an asset upon the cash repayment condition or the decrease in future payments is available. Contributions to a defined contribution plan whose maturity is expected for 12 months after the final period where the employee provides the service are discounted to their present values.

Defined benefit plans

 A defined benefit plan is a post-employment benefit plan other than the defined contribution plan. The Company`s net liability as to defined benefit pension plans is individually calculated to each plan through the value estimate of the future benefit employees accounted for as return by services provided for in the current period and previous periods; that benefit is brought  to its present value. Any costs of unregistered previous services and fair values of any plan assets are discounted.  Discount rate is the return shown on the presentation date of the financial statements to first-tier debt securities, whose maturity dates are close to the Company’s debt conditions and that are denominated in the same currency in which benefits are expected to be paid. The calculation is made on an annual basis by a qualified actuary through the project unit credit method. When calculation results in a benefit to the Company, asset to be recorded is limited to total of any unregistered previous services costs and the present value of economic benefits available as future refund of the plan or decrease in future contribution to the plan. In order to calculate present value of economic benefits, a consideration is given to any minimum costing requirements applied to any plan in the Company. An economic benefit is available to the Company if it is realizable during the plan’s life, or in the settlement of the plan liabilities.

When benefits of a plan are increased, the increased benefit portion relating to employee’s previous service is registered in the income statement by the straight-line method during the average period until benefits become vested. Under the condition that benefits become immediately vested, expense is instantly recorded under income statement.

The Company chose to account for all actuarial gains and losses resulting from defined benefit plans directly in other comprehensive income.

ii.    Profit sharing and  incentive compensation

Profit sharing of employees is subject to achieving certain operating and financial targets, mainly allocated to the production cost when applicable and to general and administrative expenses.

(l)       Provisions

Provisions are registered when: (i) the Company has a present liability either legal or acquired resulting from past events, (ii) it is likely to have a future disbursement to settle a present liability, and (iii) when the value may be estimated with reasonable safety. Provisions are determined by discounting future cash flows expected based on a discount rate before taxes that shows a market valuation of the cash value in time and, where appropriate, specific liability risks. The liability increase due to time is recorded as financial expense.

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(m)     Concessions

The Company has government concessions and payments are classified as operating lease.

(n)      Capital Stock

Common shares are classified under shareholders’ equity.

Additional costs directly attributed to the issue of new shares or options are stated in shareholders’ equity as a deduction of the amount raised, net of taxes.

When any Company of the Group buys shares from the Company’s capital stock (treasury shares), the value paid, including any additional costs directly chargeable (net of income tax), is decreased from the shareholders’ equity ascribed to the Company’s shareholders until shares are cancelled or issued again. When these shares are subsequently issued again, any amount received, net of any additional costs of the transaction, directly chargeable and respective income tax and social contribution effects, it is included in the shareholders’ equity ascribed to the Company’s shareholders.

(o)      Operating revenue

The revenue from the sale of goods in the normal course of operations is measured at the fair value of the consideration received or receivable The operating revenue is recognized when there is persuasive evidence that the significant risks and rewards incidental to the ownership of the goods have been transferred to the buyer; it is probable that future economic benefits will flow to the entity, that the associated costs and the possible return of goods can be measured reliably; the entity does not retain continuing involvement with the goods sold and the amount of revenue can be measured reliably. If it is probable that discounts will be granted and the amount can be reliably measured, then such discounts are recognized as a reduction of operating revenue as sales are recognized. Service revenue is recognized when services are rendered.

The transfer of risks and rewards is determined by the individual terms of the contract of sale. For export sales, the transfer of risks and rewards of ownership depend on the terms of delivery set out in the incoterms governing the contract.

(p)      Financial income/expenses

Financial income includes interest income on funds invested funds (including financial assets available for sale), dividend income (except for dividends received from investees stated under the equity method in the parent Company), gains on sale of financial assets available for sale, gains and losses arising from the change in the fair value of financial assets measured at fair value through profit or loss, and gains on hedging derivatives that are recognized in income. Interest income is recognized in income (loss) using the effective interest method. Dividend income is recognized in income when the Company’s right to receive the dividend is established. The dividend distributions received from investees recorded under the equity method reduce the investment amount.

Financial expenses include borrowing costs, net of the discount to present value of provisions, dividends on preferred shares classified as liabilities, losses in the fair value of financial instruments measured at the fair value through profit or loss, impairment losses recognized in the financial assets, and losses on hedging instruments that are recognized in income. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are measured in income using the effective interest method.

Exchange gains and losses are reported on a net basis.

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(q)      Income tax and social contribution

Income tax is calculated at the rate of 15%, plus a surtax of 10% on taxable income exceeding R$240, whereas social contribution is calculated at the rate of 9% on taxable income. Tax losses can offset against future taxable income, limited to 30% of taxable income for the year.

Income tax and social contribution expense comprises current and deferred tax.  Current and deferred taxes are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted, at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred taxation is recognized on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts.  Deferred taxation is not accounted for on the following temporary differences: the initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss, and differences related to investments in subsidiaries and controlled entities when it is probable that they will not be reversed in the foreseeable future. In addition, deferred tax liability is not recognized for taxable temporary differences resulting in the initial recognition of goodwill. Deferred taxation is calculated using the rates that are expected to apply to the temporary differences when they are reversed, based on the laws that were enacted or substantively enacted until the financial statement reporting date.

Deferred tax assets and liabilities may be netted if there is a legal right to offset the current tax asset and liability amounts and they relate to the same taxing authority.

A deferred income tax and social contribution asset is recognized by unused tax losses, tax credits and deductible temporary differences when it is probable that future income subject to taxation will be available and against which they will be used.

Deferred income tax and social contribution assets are reviewed at each reporting date and will be reduced as their realization is no longer probable.

(r)       Earnings per share

Earnings per share is calculated through the net income for the year attributable to the Company’s controlling interests and the weighted average of the common shares outstanding in the respective period. Diluted earnings per share is calculated through the said average of the outstanding shares, adjusted by instruments potentially convertible into shares, with a diluting effect, in the reporting periods. The Company does not have instruments potentially convertible into shares and, consequently, diluted earnings per share are equal to basic earnings per share.

(s)      Environmental costs and restoration of areas

The Company recognizes a provision for recovery costs and fines when a loss is probable and the amounts of related costs can be reliably determined. Usually, a provision in the amount to be used in the recovery in the amount is recorded until the feasibility study is completed or the commitment to a formal action plan is fulfilled.

Expenses related to compliance with environmental regulations are charged to income (loss) or capitalized, as appropriate. The capitalization is considered as appropriate when the expenses refer to items that will continue to benefit the Company and that are basically pertinent to the acquisition and installation of equipment to control pollution and/or prevention.

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(t)       Research and development

All these costs are recognized in the statement of income when incurred, except when meet the criteria for capitalization. Expenses on the research and development of new products for the year ended December 31, 2010 was R$4,314 (R$2,515 in 2009).

(u)      Financial instruments

i)              Classification

Financial assets are classified in the following categories: measured at fair value through profit and loss, loans and receivables, held to maturity and available for sale. The classification depends on the purpose for which the financial assets were acquired. The Company’s Management sets forth the classification of its financial assets at the initial recognition.

•         Financial assets measured at fair value through profit and loss

Financial assets measured at fair value through profit and loss are financial assets held for active and frequent trading. Derivatives are also categorized as held for trading and, therefore, are classified in this category, unless they have been recorded as protection hedge and cash-flow hedge instruments. Assets in this category are classified as current.

•         Loans and receivables

This category includes loans granted and receivables that are non-derivative financial assets with fixed payment or to be established, not priced at an active market. They are included as current assets, except those with a maturity term greater than 12 months after the balance sheet date (these are classified as noncurrent assets). Loans and receivables comprise loans to associated companies, trade accounts receivable, other accounts receivable and cash and cash equivalents, excluding short-term investments. Cash and cash equivalents are measured at fair value. Loans and receivables are accounted for at the amortized cost, using the effective interest rate method.

•         Financial assets held to maturity

They are basically financial assets acquired with the financial purpose and ability to be held in portfolio until maturity. Investments held to maturity are initially recognized at fair value plus any directly attributable transaction costs. After initial recognition, are measured at amortized cost using the effective interest method, decreased by any loss on the impairment.

•         Financial assets available for sale

These are non-derivative financial assets, designated as available for sale, that are not classified in any other category. They are included in noncurrent assets when they are the Company’s strategic investments, unless Management intends to dispose of the investment within 12 months after the balance sheet date. Financial assets available for sale are recorded at fair value.

ii)             Recognition and Measurement

Regular way purchases and sales of financial assets are recognized on the trade date, i.e., on the date Company undertakes to buy or sell the asset. The investments are initially recognized at fair value, plus transaction costs for all the financial assets not classified at the fair value through profit or loss. Financial assets at fair value through profit or loss are initially recognized at their fair value and transaction costs are expensed in the income statement. Financial assets are written off when the rights to receive cash flow from the investments expire or are transferred; in the latter case, provided that the Company has transferred significantly all the risks and rewards of the ownership. Financial assets available for sale and the financial assets measured at fair value through profit or loss are subsequently recognized at fair value. Loans and receivables are accounted for at amortized cost, using the effective interest rate method. Gains or losses arising from changes in the fair value of financial assets measured at fair value through profit (loss) are presented in the income statement in financial income in the period when they occur.

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Revenue from dividends of financial assets measured at fair value through profit or loss is recognized in the income statement as part of other financial income, when the Company’s right to receive the dividends is established.

The changes in the fair value of financial assets denominated in foreign current and classified as available for sale, are divided between the conversion differences resulting from the changes in the amortized cost of the financial assets and other changes in the financial assets’ carrying amount. The exchange rate changes in financial assets are recognized in income (expenses). The exchange rate changes in non-financial assets are recognized in income (expenses). The changes in the fair value of financial and non-financial assets, classified as available for sale are recognized in other comprehensive income.

Interest on available-for-sale securities, calculated under the effective interest rate method, is recognized in the income statement as other income. Dividends of shareholders’ equity’s instruments available for sale, such as shares, are recognized in the income statement as part of other financial income, when the Company’s right to receive payments is established.

The fair value of publicly quoted investments is based on current purchase prices. If the market of a financial asset (and bonds not listed on the stock exchange) is not active, the Company establishes fair value through valuation techniques. These methods include the use of transactions recently contracted with third parties, reference other instruments that are substantially similar and an analysis of discounted cash flows and option pricing models that optimize the use of market generated information and minimize the use of information provided by the Company's management.

The Company measures at the balance sheet date if there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of available-for-sale bonds, a significant or long decrease in the fair value to below its cost value is an indicator that it is impaired. If there is any evidence of impairment of available-for-sale financial assets, the cumulative loss measured as the difference between cost of purchase and the current fair value, less any impairment loss for the financial asset previously recorded in income, is transferred from shareholders' equity and recognized in the income statement. Impairment losses recognized in equity’s instruments are not reversed through the income statement

•         Offsetting financial instruments

A financial asset and a financial liability is offset and the net amount presented in the balance sheet when an entity has a legally enforceable right to set off the recognized amounts and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

•                 Impairment of financial assets

Assets measured at the amortized cost

The Company evaluates at the end of each reporting period if there is objective evidence that the financial asset or group of financial assets is impaired. An asset or a group of financial assets is impaired and the impairment losses are incurred only if there is objective evidence of impairment as the result of one or more events occurred after the initial recognition of the assets (a “loss event”) and that loss event (or events) has an impact on estimated future cash flows of the financial asset or group of financial assets that can be measured reliably.

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The criteria CSN uses to determine if there is objective evidence of impairment loss include:

•       relevant financial difficulty of the issuer or debtor;

•       A contract breach, such as default or arrears in interest or principal payments;

•       the issuer, for economic or legal reasons related to the financial difficulty of the borrower, guarantees the borrower a concession that the creditor would not consider;

•       it is likely that the borrower will undergo bankruptcy or another financial reorganization;

•       the disappearance of an active market for that financial asset due to financial difficulties; or

•       observable data indicating that there is a measurable reduction in estimated future cash flows from a portfolio of financial assets, since the initial recognition of these assets, although the reduction still cannot be identified with the individual financial assets in the portfolio, including

- Adverse change in the payment situation of the borrowers in the portfolio;

- National or local economic conditions that relate to the default on the portfolio’s assets.

The amount of loss is measured as the difference between the carrying amount of the assets and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial assets’ original effective interest. The carrying amount of the asset is written down and the amount of loss is recognized in the income statement. If a loan or investment held to maturity has a variable interest rate, the discount rate to measure an impairment loss is the current effective interest rate determined pursuant to the agreement. The Company may measure impairment based on the fair value of an instrument using an observable market price.

If, in a subsequent period, the impairment loss is reduced and the reduction can be objectively related to an event that occurred after the impairment was recognized (an improvement in the debtor’s credit classification), the reversal of the impairment will be recognized in the consolidated income statement.

Assets classified as available for sale

At the end of each reporting period, CSN assesses whether there is objective evidence of a deteriorated financial asset or group of financial assets. For debt notes, CSN utilizes the criteria mentioned in (a) above. In the case of equity instruments (shares) classified as available for sale, a material or extended drop in the fair value of the asset below its cost is also evidence that assets are deteriorated. Should any such evidence exist for financial assets available for sale, the accumulated loss - measured as the difference between the acquisition cost and its current fair value, less any impairment over the financial asset previously recorded as loss, will be reclassified from equity and recognized in the consolidated income statement. If, in a subsequent period, the fair value of a debt instrument classified as available for sale increases, and such increase can be objectively related to an event occurred after the impairment was recognized as loss, the impairment loss is reverted through the consolidated income statement.

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iii)            Derivative instruments and hedge activities

•         Foreign exchange gain of long term investment nature

Any gain or loss of the  instrument related to the effective hedge portion is recognized in capital stock. The gain or loss related to the non-effective portion is immediately recognized in the statement of income under “Other net gains (losses)”.

Gains and losses accumulated in equity are included in the statement of income when foreign operation is partially disposed of or sold.

•         Derivatives measured at fair value through profit and loss

Our derivative instruments do not qualify for hedge accounting. Changes in fair value of any of these derivative instruments are immediately recognized in the statement of income under “Other net gains (losses)”. Although the Company uses derivatives for hedging purposes, it does not apply hedge accounting.

(v)      Information by segment

An operational segment is a Group component committed to the business activities, from which it can obtain revenues and incur in expenses, including revenues and expenses related to transactions with any other Group component. All operating income from operational segments are regularly reviewed by CSN’s Executive Board for decision-making about funds to be allocated to the segment and performance evaluation, to which there is distinctive financial information available (see Note 28).

(w)          Government grants

Government grants are not recognized until there is reasonable safety that the Company will comply with related conditions and that grants will be received and then systematically recognized in income during the periods in which the Company recognizes as expense corresponding costs that grants intend to offset.

The Company has state tax incentives in the North and Northeast regions, which are recognized in income as corresponding costs and expenses reduction.

(x)           New rules and interpretations not yet adopted

Several IFRS rules, amendments to rules and interpretations issued by IASB have not yet come into force for the year ended on December 31, 2010, which are:

•        Limited exemption from Comparative IFRS 7 Disclosures for First-time Adopters.

•        Improvements to IFRS 2010.

•        IFRS 9 Financial Instruments

•        Prepayment of a minimum fund requirement (Amendment to IFRIC 14)

•        Amendments to IAS 32 Classification of rights issues

CPC has not issued yet pronouncements corresponding to the aforementioned IFRS, but we expect that CPC will issue them before the date required for their effectiveness. The early adoption of IFRS pronouncements is subject to previous approval in a ruling act of the Brazilian Securities and Exchange Commission.

The Company did not estimate the effect of these new standards on its financial statements.

3.     RESTATEMENT of 2008 and 2009 FINANCIAL STATEMENTS

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•        Health Plan - post-retirement employees

Until to December 31, 2009, costs with health care plan for former employees until 1997 sponsored by the Company were accounted for on a monthly basis when incurred, without the recording of the constructive liability resulting from future payments likely to be made.

As a result of the IFRS adoption and the detailed review of policies and agreements related to any post-retirement payment to employees, it has been noticed the need for registration of the constructive obligation and, therefore, the Company decided to make retroactive adjustments in the financial statements to years 2008 and 2009, issued in accordance with the accounting practices adopted in Brazil.

The balances of accounts affected by the restatement as of January 1, 2009 are stated as follows:

	Parent Company			Consolidated
	Published	Adjustments	Adjusted	Published	Adjustments	Adjusted
Assets
Deferred income and social contribution taxes	1,230,147	90,762	1,320,909	1,493,058	90,762	1,583,820

Liabilities
Provision for pension fund - Post-employment benefits	117,568	266,947	384,515	117,568	266,947	384,515

Shareholders' equity	6,662,589	(176,185)	6,486,404	6,662,589	(176,185)	6,486,404

The balances of accounts affected by the restatement as of December 31, 2009 are stated as follows:

	Parent Company			Consolidated
	Published	Adjustments	Adjusted	Published	Adjustments	Adjusted
Assets
Deferred income and social contribution taxes	899,544	97,046	996,590	1,861,571	97,046	1,958,617

Liabilities
Provision for pension fund - Post-employment benefits	69,946	285,430	355,376	69,946	285,430	355,376

Shareholders' equity	5,510,433	(188,384)	5,322,049	5,510,433	(188,384)	5,322,049

Result
Other operating expenses	(588,186)	(12,025)	(600,211)	(698,360)	(12,025)	(710,385)
Deferred income and social contribution taxes	94,906	5,330	100,236	(109,323)	5,330	(103,993)
Net income for the year	2,568,577	(6,695)	2,561,882	2,594,912	(6,695)	2,588,217
Basic earnings per share (R$)	3.52350		3.51431	3.55962		3.55044

Additionally, the statements of other comprehensive income, changes in shareholders’ equity, cash flows, and added value, as well as Note 30 (Employee benefits), Note 10 (Deferred Income Tax and Social Contribution), Note 4.4 (Shareholders’ Equity) were adjusted to show accounting balances and disclosures after the corrections mentioned in the paragraph and tables above.

4.     TRANSITION TO IFRS

4.1. First-time adoption of IFRS

As informed in Note 2(a), the consolidated financial statements for the year ended December 31, 2010 are the first annual consolidated financial statements in accordance with IFRS. The Company adopted CPCs 43(R) and 37R1 (equal to IFRS 1) while preparing these consolidated financial statements.

The Parent Company’s financial statements for the year ended December 31, 2010 are the first annual individual statements in accordance with the CPCs. The Company adopted CPCs 37 R1 and 43(R) while preparing these individual financial statements.

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The transition date is January 1, 2009. Management prepared the opening balance sheets according to the CPCs and IFRS on this date, in line with the accounting policies mentioned in Note 2.

While preparing these financial statements, the Company adopted the relevant mandatory exceptions and certain optional exemptions related to the complete retrospective adoption.

While preparing its opening IFRS balance sheet, the Company adjusted the amounts earlier presented in the financial statements, prepared according to BRGAAP, which serve as the basis for the previous accounting (previous accounting practices) involved in the financial statements. (Note 3)

4.2. Exemptions from a few other IFRS requirements

The Company chose to adopt the following exemptions relating to the retrospective adoption of other IFRS, according CPC 37 (equal to IFRS 1):

(a)  Exemption of employee benefits – Defined benefits plan

The Company chose to recognize all the past actuarial gains and losses till the transition date against accrued earnings. The adoption of this exemption is detailed in Note 30.

(b)  Exemption of business combination according to IFRS 3

The Company adopted the exemption relating to business combinations described in CPC 37 R1(equal to IFRS 1) and decided not to remeasure and restate the business combinations that ocurred before January 1, 2009, the transition date.

(c)  Exemption of fair value as the deemed cost of fixed assets:

The Company chose not to measure its fixed and intangible assets at fair value on the transition date, carrying them at the historical acquisition cost, with monetary restatement according to the inflation indexes till December 31, 1997, in accordance with IAS 21 and IAS 29. The adoption of this exemption is detailed in Note 14.

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4.3.         Explanation of the transition to IFRS

(a)           Business combination

Goodwill is the surplus of acquisition cost in relation to the Company’s share of the net fair value of identifiable assets, liabilities and contingent liabilities of the Company acquired. If there is a negative goodwill identified by the acquirer’s share in the fair value of the assets, liabilities and contingent liabilities acquired in relation to the cost of acquisition, it should recognize it immediately in the income statement.

As mentioned earlier, the Company chose not to remeasure the business acquisitions that took place before January 1, 2009, according to the exemption of business combinations, in accordance to CPC 37 (equal to IFRS 1 ). Acquisitions after January 1, 2009 were booked in accordance with IFRS 3 (Business Combinations).

(b)           Deferred Assets

With regard to the pre-operating expenses booked before the transition date, the Company chose to recognize the net balance in retained earnings on the transition date.

Until December 31, 2008, the Company adopted as an accounting practice, the capitalization of pre-operating expenses in deferred assets. Pre-operating expenses that were not attributed to the cost of fixed assets or the formation of intangible assets were immediately recognized as expense.

Part of the expenses recognized earlier as deferred assets related to pre-operating expenses attributable to the cost of certain goods was allocated to fixed assets.

(c)           Deferred Taxes

Deferred income tax is recognized by the future estimated effect of the temporary differences and the tax losses, as well as the negative social contribution base. A deferred income tax liability is recognized for all the temporary tax differences, whereas the deferred income tax asset is recognized only to the extent it is probable that a taxable income is available against which the deductible temporary difference can be used. The deferred tax assets and liabilities are classified as long term. The current tax assets and liabilities are offset if the Company is legally entitled to do so and if they are related to the taxes assessed by the same tax authority. If the criterion for offsetting the current tax assets and liabilities is met, the deferred tax assets and liabilities will also be offset. The income tax relating to items recognized directly under shareholders’ equity in the current period or previous period is recognized directly in the same account.

(d)           Property, plant and equipment

i.              Cost

•           Option to adopt historical cost

The Company has not opted to utilize the deemed cost to the valuation of its fixed assets because under the accounting procedures in effect in 2009 (BR GAAP) its fixed assets already materially met the requirements for recognition, valuation, and presentation set forth in CPC 27 (IAS 16), primarily because: (i) internal controls relevant to fixed assets at the time of the transition (1/1/2009) already included periodic review of the best estimates regarding the useful life and the residual value of said assets; (ii) the procedures used to establish the value of fixed assets in accordance with the prior accounting standards were reviewed and confirmed to be in adherence with CPC 27 (IAS 16), including, but not limited to, their consideration of the non capitalization of exchange rate variation and non-indexing in periods in which the country was undergoing hyperinflationary periods, etc., and (iii) the segmentation and classification of the main fixed asset items subject to depreciation already took into consideration the effects of differentiated depreciation on the primary fixed assets components.

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Moreover, the Company understands that the accounting practice of valuing fixed assets in accordance with their historical price calculated on the basis of the best estimate of depreciation and the provision for the loss of recoverable value, when required, is a procedure that best represents its fixed assets.

•           Hyperinflation in 1996 and 1997

Under the former BR GAAP and in accordance with IAS 29, hyperinflationary accounting procedures were applicable in Brazil during the country’s domestic hyperinflationary period through 1995. However, according to IFRS guidelines, the Brazilian economy remained in a hyperinflationary state in 1996 and 1997 as well. The effect of recognizing those two additional periods was reflected in the transitional adjustments.

•         Borrowing costs

Fixed assets items are booked at cost, including the capitalized interest incurred during periods of new facilities construction. Exchange variations on loans denominated in foreign currency are capitalized to property, plant and equipment, when they reflect adjustments in interest rates.

ii.             Depreciation

The basis for calculation is the cost of the asset minus the estimated residual sales value. There is no specific recommended method for calculating depreciation, but the method selected must be applied consistently to all significant components of the assets and the depreciation should be distributed evenly among each of the accounting periods, that best represents the realization of economic benefits over the useful life of the assets.

The estimated useful life of the fixed assets was reviewed, and the adjustments to the depreciation of the assets booked under fixed assets were made on a prospective basis beginning January 1, 2010. For more details, see Note 14.

(e)           Earnings per share

The basic and diluted earnings per share (LPA) figures must be disclosed by entities listed on a stock exchange that issue or that may issue shares.

Basic LPA is figured by dividing the profit or loss attributable to the controlling entity during the period in question by the weighted average of its outstanding shares.

Diluted LPA is calculated by adjusting the numerator used in the basic LPA calculation and the average number of outstanding shares (the denominator) for the effects of all possible dilutive influences on the outstanding shares in the period included. Since CSN does not have any instrument potentially convertible into shares with dilutive effect in the stated periods, its diluted LPA is equal to its basic LPA.

Information for basic and diluted LPA from the current period and from previous periods are adjusted for to reflect those transactions that do not involve conversion actions with the potential to alter the number of shares without a corresponding change in net equity (for example, bonuses, or stock consolidations or splits). Basic and diluted LPA are also adjusted to reflect bonus issues, stock splits or reverse stock splits that occur after balance sheet dates but before the issuances of financial statements are authorized. The number of shares is adjusted as if the event had taken place at the beginning of the first period presented.

(f)            Dividends and interest on shareholders’ equity

The dividends proposed or declared after the balance sheet date but before the authorized issuance of the financial statements should not be booked as liabilities, unless they meet that definition as of the balance sheet date.

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(g)           Reclassifications

Under IFRS rules, the following reclassifications affecting consolidated financial statements are also prepared:

i. Balance sheet reclassifications:

•  Judicial deposits are presented as a non-current asset item rather than net of provisions for contingencies;

•  Taxes credits or obligations are presented on a net basis;

•  Deferred taxes are reclassified as non-current;

•  Deferred tax assets and liabilities will be compensated when the entity possesses the executable legal right to do so and if they are related to taxes levied by the same taxing authority.

ii. Income statement Reclassifications:

•         Financial income is presented after figuring operating income on the net financial income (loss);

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4.4.      Reconciliation of the consolidated financial statements adjusted to IFRS and disclosed

i.           Balance Sheet on January 1, 2009

	01/01/2009
	BRGAAP	BRGAAP	IFRS
	Published	Restated	Reclassifications	Adjustments	IFRS
ASSETS
Current	18,352,070	18,352,070	(432,746)	25,181	17,944,505
Cash and cash equivalents	9,151,409	9,151,409			9,151,409
Trade accounts receivable	1,086,557	1,086,557			1,086,557
Inventory	3,622,775	3,622,775		(1,526)	3,621,249
Income and social contribution taxes to offset	128,055	128,055			128,055
Deferred income and social contribution taxes	739,227	739,227	(739,227)
Dividends proposed receivable	42,890	42,890		26,707	69,597
Guaranteed margin of financial instruments	2,570,050	2,570,050			2,570,050
Other	1,011,107	1,011,107	306,481		1,317,588
Non-current	13,145,369	13,236,131	2,113,702	(41,942)	15,307,891
Long-term assets	2,490,802	2,581,564	2,113,702	12,483	4,707,749
Deferred income and social contribution taxes	753,831	844,593	739,227	13,085	1,596,905
Taxes recoverable	302,831	302,831			302,831
Judicial deposits	740,341	740,341	1,366,910		2,107,251
Accounts receivable	376,374	376,374		(602)	375,772
Prepaid expenses	125,011	125,011			125,011
Other	192,414	192,414	7,565		199,979
Investment	1,512	1,512			1,512
Property, plant and equipment	10,083,777	10,083,777	21,708	(33,651)	10,071,834
Intangible assets	526,796	526,796			526,796
Deferred	42,482	42,482	(21,708)	(20,774)
TOTAL ASSETS	31,497,439	31,588,201	1,680,956	(16,761)	33,252,396

LIABILITIES
Current	9,633,228	9,633,228	320,243	(459,108)	9,494,363
Suppliers	1,939,205	1,939,205			1,939,205
Loans and financing	2,916,759	2,916,759	340,868		3,257,627
Debentures	44,428	44,428			44,428
Social and labor liabilities	117,994	117,994			117,994
Tax liabilities	333,811	333,811			333,811
Tax paid in installments	249,930	249,930			249,930
Provision for pension fund	54,818	54,818	(54,818)
Dividends payable	1,790,642	1,790,642		(459,108)	1,331,534
Tax, social security, labor and civil provisions	91,710	91,710	69,434		161,144
Financial instruments - equity swap	1,596,394	1,596,394			1,596,394
Other	497,537	497,537	(35,241)		462,296
Non-current	15,201,622	15,468,569	1,360,713	(18,000)	16,811,282
Loans and financing	8,040,773	8,040,773	7,565		8,048,338
Debentures	632,760	632,760			632,760
Tax, social security, labor and civil provisions	2,450,126	2,450,126	1,297,475		3,747,601
Provision for environmental liability	71,425	71,425	14,224		85,649
Deferred income and social contribution taxes			855	1,326	2,181
Taxes paid in installments	795,052	795,052			795,052
Obligations with related parties	2,878,200	2,878,200			2,878,200
Provision for pension fund	62,750	329,697	54,818	(20,375)	364,140
Other	270,536	270,536	(14,224)	1,049	257,361
Shareholders' equity	6,662,589	6,486,404		460,347	6,946,751
Capital stock	1,680,947	1,680,947			1,680,947
Capital reserve	30	30			30
Profit reserve	3,682,865	3,682,865	85,891	485,816	4,254,572
Additional proposed dividends				485,816	485,816
Other	3,682,865	3,682,865	85,891		3,197,049
Retained earnings		(176,185)	1,212,855	(24,866)	1,011,804
Equity valuation adjustments	1,298,747	1,298,747	(1,298,746)	(603)	(602)
TOTAL LIABILITIES + SHAREHOLDERS' EQUITY	31,497,439	31,588,201	1,680,956	(16,761)	33,252,396

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ii.           Reconciliation of shareholders’ equity BRGAAP x IFRS on January 1, 2009

	Note	01/01/2009
Shareholders' equity in BRGAAP		6,486,404
IFRS adjustments:
Deferred assets	4.3 b	(44,113)
Capitalized exchange variation	4.3 d	(194,368)
Monetary correction of hyperinflationary period	4.3 d	180,635
Depreciation	4.3 d	637
Additional dividends (minimum mandatory)	4.3 f	485,816
Pension plan - Private pension	4.2 a	50,035
Pension plan - Health plan	4.2 a	(29,661)
Deferred income and social security taxes without IFRS adjustments	4.3 c	11,759
Other adjustments - net		(393)
Shareholders' equity in IFRS		6,946,751

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iii.         Balance Sheet on December 31, 2009

	12/31/2009
	BRGAAP	BRGAAP	IFRS		IFRS
	Published	Restated	Reclassifications	Adjustments
ASSETS
Current	13,568,594	13,568,594	(749,273)	16,152	12,835,473
Cash and cash equivalents	7,970,791	7,970,791			7,970,791
Trade accounts receivable	1,186,315	1,186,315			1,186,315
Inventory	2,588,946	2,588,946	(35)	16,462	2,605,373
Income and social contribution taxes to offset	398,172	398,172			398,172
Deferred income and social contribution taxes	749,272	749,272	(749,272)
Other	675,098	675,098	34	(310)	674,822
Non-current	15,598,630	15,695,676	2,241,576	(47,222)	17,890,030
Long-term assets	3,640,162	3,737,208	2,241,573	(1,559)	5,977,222
Deferred income and social contribution taxes	1,112,299	1,209,345	749,272	(1,559)	1,957,058
Taxes recoverable	236,852	236,852			236,852
Judicial deposits	1,214,670	1,214,670	1,492,301		2,706,971
Accounts receivable	212,486	212,486			212,486
Credits with subsidiaries	479,120	479,120			479,120
Prepaid expenses	105,921	105,921			105,921
Other	278,814	278,814			278,814
Investment	321,889	321,889		13	321,902
Property, plant and equipment	11,145,530	11,145,530	17,846	(30,029)	11,133,347
Intangible assets	457,580	457,580		(21)	457,559
Deferred	33,469	33,469	(17,843)	(15,626)
TOTAL ASSETS	29,167,224	29,264,270	1,492,303	(31,070)	30,725,503

LIABILITIES
Current	5,128,196	5,128,196	48,897	(1,179,027)	3,998,066
Suppliers	504,223	504,223			504,223
Loans and financing	1,160,407	1,160,407	(77,146)		1,083,261
Debentures	30,659	30,659			30,659
Obligations with related parties	80,062	80,062			80,062
Social and labor liabilities	134,190	134,190			134,190
Tax liabilities	336,804	336,804			336,804
Taxes paid in installments	582,190	582,190			582,190
Provision for pension fund	57,158	57,158	(57,158)
Dividends payable	1,562,085	1,562,085		(1,179,006)	383,079
Tax, social security, labor and civil provisions	83,462	83,462	106,055		189,517
Other	596,956	596,956	77,146	(21)	674,081
Non-current	18,445,535	18,730,965	1,443,406	(36,444)	20,137,927
Loans and financing	12,547,840	12,547,840	(18,729)		12,529,111
Debentures	624,570	624,570			624,570
Tax, social security, labor and civil provisions	1,452,422	1,452,422	1,386,248		2,838,670
Provision for environmental liability	116,544	116,544	15,524		132,068
Deferred income and social contribution taxes	28,325	28,325		1,715	30,040
Taxes paid in installments	437,231	437,231			437,231
Obligations with related parties	2,980,772	2,980,772			2,980,772
Provision for pension fund	12,788	298,218	57,158	(38,231)	317,145
Other	245,043	245,043	3,205	72	248,320
Shareholders' equity attributed to controlling shareholders	5,510,433	5,322,049		1,184,401	6,506,450
Capital stock	1,680,947	1,680,947			1,680,947
Capital reserve	30	30			30
Profit reserve	4,211,770	4,211,770	54,200	1,178,635	5,444,605
Additional proposed dividends				1,178,635	1,178,635
Other	4,211,770	4,211,770	54,200		4,265,970
Retained earnings		(188,384)	150,604	4,363	(33,417)
Equity valuation adjustment	(382,314)	(382,314)	(204,804)	1,403	(585,715)
Non-controlling interest	83,060	83,060			83,060
Shareholders' equity	5,593,493	5,405,109		1,184,401	6,589,510

TOTAL LIABILITIES + SHAREHOLDERS' EQUITY	29,167,224	29,264,270	1,492,303	(31,070)	30,725,503

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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iv.         Reconciliation of shareholders’ equity BRGAAP x IFRS on December 31, 2009

	Note	12/31/2009
Shareholders' equity in BRGAAP		5,405,109
IFRS adjustments:
Deferred assets	4.3 b	(37,163)
Capitalized exchange variation	4.3 d	(173,145)
Monetary correction of hyperinflationary period	4.3 d	164,323
Depreciation	4.3 d	637
Additional dividends (minimum mandatory)	4.3 f	1,178,635
Pension plan - Private pension		69,947
Pension plan - Health plan		(31,714)
Deferred income and social contribution taxes without IFRS adjustments	4.3 c	(3,277)
Other adjustments - net		16,158
Shareholders' equity in IFRS		6,589,510

v.          Statement of income for the year ended on December 31, 2009

	12/31/2009

	BRGAAP	BRGAAP As	IFRS	IFRS
	Published	Restated	adjustments
Net sales and/or services revenue	10,978,364	10,978,364		10,978,364
Cost of goods and/or services sold	(7,045,504)	(7,045,504)	23,385	(7,022,119)
Depreciation, depletion and amortization	(751,266)	(751,266)	4,102	(747,164)
Other	(6,294,238)	(6,294,238)	19,283	(6,274,955)
GROSS INCOME	3,932,860	3,932,860	23,385	3,956,245
Operating expenses/income	(400,455)	(412,480)	17,467	(395,013)
Sales	(635,784)	(635,784)		(635,784)
Depreciation and amortization	(6,250)	(6,250)		(6,250)
Other	(629,534)	(629,534)		(629,534)
General and administrative	(483,067)	(483,067)	2,995	(480,072)
Depreciation and amortization	(29,733)	(29,733)	2,995	(26,738)
Other	(453,334)	(453,334)		(453,334)
Other operating income	1,416,756	1,416,756	(21)	1,416,735
Other operating expenses	(698,360)	(710,385)	14,480	(695,905)
Equity pick-up			13	13
EARNINGS BEFORE FINANCIAL RESULT AND TAXES	3,532,405	3,520,380	40,852	3,561,232
Financial	(246,435)	(246,435)		(246,435)
Financial income	586,025	586,025		586,025
Financial expenses	(832,460)	(832,460)		(832,460)
Monetary and exchange variation - net	1,060,055	1,060,055		1,060,055
Financial expenses	(1,892,515)	(1,892,515)		(1,892,515)
INCOME BEFORE TAXES/INTEREST	3,285,970	3,273,945	40,852	3,314,797
Current income and social contribution taxes	(581,735)	(581,735)		(581,735)
Deferred income and social contribution taxes	(109,323)	(103,993)	(13,888)	(117,881)
Deferred income tax	(83,497)	(79,578)	(10,211)	(89,789)
Deferred social contribution	(25,826)	(24,415)	(3,677)	(28,092)
NET INCOME FOR THE YEAR	2,594,912	2,588,217	26,964	2,615,181

Attributed to controlling shareholders	2,598,665	2,591,970		2,618,934
Attributed to non-controlling shareholders	(3,753)	(3,753)		(3,753)

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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vi.         Reconciliation of income BRGAAP x IFRS for the year ended on December 31, 2009

	Note	2009
Net income in BRGAAP		2,588,217
IFRS adjustments:
Deferred assets	4.3 b	7,519
Capitalized exchange variation	4.3 d	23,545
Monetary correction of hyperinflationary period	4.3 d	(16,312)
Pension plan	4.2 a	14,481
Deferred income and social contribution taxes on IFRS adjustments	4.3 c	(13,887)
Other adjustments - net		11,618
Net income in IFRS		2,615,181

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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vii.           Reconciliation of cash flow BRGAAP x IFRS for the year ended on December 31, 2009

	Consolidated
	2009
	BRGAAP Published	BRGAAP As	IFRS	IFRS
		Restated	adjustments
Cash flow of operating activities:
Net income for the period	2,594,912	2,588,217	26,964	2,615,181
Adjustments for the reconciliation of net income for the period with the funds from the operating activities:
- Monetary and exchange variations - net	(2,024,573)	(2,024,573)		(2,024,573)
- Provision for charges on loans and financing	1,130,089	1,130,089		1,130,089
- Depreciation/depletion/amortization	787,249	787,249	(7,097)	780,152
- Income from the write-off and disposal of assets	70,494	70,494		70,494
- Non-operating gains (losses)	(835,115)	(835,115)		(835,115)
- Deferred income and social contribution taxes	109,324	103,994	13,887	117,881
- Provision for losses on notes receivable	1,527	1,527		1,527
- Provision for actuarial liabilities - CBS	(47,622)	(47,622)		(47,622)
- Provision for swap	(88,986)	(88,986)		(88,986)
- Provision for contingencies	99,157	99,157		99,157
- Other provisions	437,994	450,019	(33,754)	416,265
	2,234,450	2,234,450		2,234,450
- Accounts receivable	(51,082)	(51,082)		(51,082)
- Inventory	926,260	926,260		926,260
- Recoverable taxes	(313,697)	(313,697)		(313,697)
- Taxes payable	263,734	263,734		263,734
- Taxes paid in installments - Refis	(103,775)	(103,775)		(103,775)
- Suppliers	(1,137,203)	(1,137,203)		(1,137,203)
- Salaries and payroll charges	15,257	15,257		15,257
- Contingent liabilities	(422,375)	(422,375)		(422,375)
- Judicial deposits	(737,041)	(737,041)		(737,041)
- Interests paid	(992,280)	(992,280)		(992,280)
- Interests paid on swap	(742,700)	(742,700)		(742,700)
- Other	287,433	287,433		287,433
Changes in assets and liabilities	(3,007,469)	(3,007,469)		(3,007,469)
Net cash from operating activities	(773,019)	(773,019)		(773,019)

- Net effects from equity swap	1,420,322	1,420,322		1,420,322
- Swaps receivable	248,966	248,966		248,966
- Investment	(284,232)	(284,232)		(284,232)
- Property, plant and equipment	(1,996,759)	(1,996,759)		(1,996,759)
- Intangible assets	(5,628)	(5,628)		(5,628)
Net cash used in investment activities	(617,331)	(617,331)		(617,331)

- Loans and financing	7,671,696	7,671,696		7,671,696
- Interest on shareholders' equity	(2,027,600)	(2,027,600)		(2,027,600)
- Treasury shares	(1,350,307)	(1,350,307)		(1,350,307)
- Financial institutions - principal	(2,783,313)	(2,783,313)		(2,783,313)
Net cash used in financing activities	1,510,476	1,510,476		1,510,476

Exchange variation on cash and cash equivalents	(1,300,744)	(1,300,744)		(1,300,744)
Increase (decrease) in cash and cash equivalents	(1,180,618)	(1,180,618)		(1,180,618)
Cash and cash equivalents at the beginning of the year	9,151,409	9,151,409		9,151,409
Cash and cash equivalents at the end of the year	7,970,791	7,970,791		7,970,791

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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4.5 Reconciliation of quarterly consolidated information adjusted to the IFRS and disclosed

This information was subject to special reviewing procedures by the independent auditors, in accordance with the CVM requirements for Quarterly Information (NPA 06 by IBRACON), and were not audited in the scope of the Financial Statements.

i.     Reconciliation of shareholders’ equity BRGAAP x IFRS in the quarters of 2010

	3/31/2010	6/30/2010	9/30/2010
Shareholders' equity in BRGAAP - Published	6,014,631	6,849,252	7,520,138
Shareholders' equity in BRGAAP - As Restated	5,826,247	6,660,868	7,331,754
IFRS adjustments:
Deferred assets	(35,398)	(34,038)	(32,731)
Capitalized exchange variation	(156,301)	(151,860)	(147,361)
Monetary correction	156,977	153,537	149,977
Depreciation	637	637	637
Exceeding dividends (mandatory minimum)	1,178,635
Pension Plan - Private	32,312
Pension Plan - Health insurance	(31,714)	(31,714)	(31,714)
Useful life revision	16,814	39,659	62,736
Deemed Cost	(35,555)	(34,879)	(34,202)
Deferred income and social contribution taxes without IFRS adjustments	(5,305)	(14,105)	(22,945)
Other adjustments	4,467	4,476	4,475
Shareholders' equity in IFRS	6,951,816	6,592,581	7,280,626

ii.    Reconciliation of net income BRGAAP x IFRS in the quarters of 2010

	3/31/2010	6/30/2010	9/30/2010
Net income in BRGAAP	481,572	1,375,571	2,095,783
Deferred assets	1,933	3,293	4,600
Capitalized exchange variation	7,180	11,620	16,120
Pension Plan - Private	(37,635)	(69,947)	(69,947)
Monetary correction	(7,346)	(10,786)	(14,346)
Useful life review	17,490	41,012	64,765
Other adjustments	(11,681)	(11,681)	(11,681)
Deferred income and social contribution taxes without IFRS adjustments	(2,576)	(11,376)	(20,215)
Net income in IFRS	448,937	1,327,706	2,065,079

iii.   Reconciliation of shareholders’ equity BRGAAP x IFRS in the quarters of  2009

	3/31/2009	6/30/2009	9/30/2009	12/31/2009
Shareholders' equity in BRGAAP - Published	6,907,591	6,927,542	6,354,786	5,593,493
Shareholders' equity in BRGAAP - As Restated	6,731,406	6,751,357	6,178,601	5,405,109
IFRS adjustments:
Deferred assets	(41,210)	(40,016)	(38,316)	(37,163)
Capitalized exchange variation	(191,654)	(187,305)	(179,631)	(173,145)
Monetary correction	175,932	176,771	172,267	164,323
Depreciation	637	637	637	637
Exceeding dividends (mandatory minimum)	485,816			1,178,635
Pension Plan - Private	55,094	60,151	65,208	69,947
Pension Plan - Health insurance	(29,661)	(29,661)	(29,661)	(31,714)
Defered income and social contribution taxes without IFRS adjustments	8,950	5,064	1,693	(3,277)
Other adjustments	(844)	176	160	16,158
Shareholders' equity in IFRS	7,194,466	6,737,174	6,170,958	6,589,510

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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iv. Reconciliation of net income BRGAAP x IFRS in the quarters of 2009

	3/31/2009	6/30/2009	9/30/2009	12/31/2009
Net income in BRGAAP	368,824	703,568	1,853,230	2,588,217
Deferred assets	2,902	4,097	5,797	7,519
Capitalized exchange variation	5,036	9,386	17,060	23,545
Pension Plan - Private	4,527	9,052	13,578	14,481
Monetary correction	(4,703)	(3,864)	(8,369)	(16,312)
Deferred income and social contribution taxes without IFRS adjustments	(2,628)	(6,333)	(9,523)	(13,887)
Other adjustments	7	(3)	(35)	11,618
Net income in IFRS	373,965	715,903	1,871,738	2,615,181

5.     RELATED PARTIES TRANSACTIONS

a)     Transactions with Parent Company

Vicunha Siderurgia S.A. is a holding Company whose purpose is to hold interest in other companies. It is the Company’s main shareholder, with a 47.86% interest in the voting capital.

CSN recorded interest on shareholders’ equity for the year, paid dividends and interest on shareholders’ equity for Vicunha Siderurgia in the amount indicated in the table below, according to the percentage of Vicunha Siderurgia’s interest in CSN as of the closing date of this quarterly information.

Parent Company	Minimum mandatory dividend	Interest on shareholders' equity proposed	Dividends distributed	Interest on shareholders' equity paid	Additional proposed dividends
Total in 2010	130,701	170,813	717,834	33,499	587,524
Total in 2009	179,459	153,121	689,747	243,060	538,376

The corporate structure of Vicunha Siderurgia is described as follows (unaudited information):

Rio Purus Participações S.A. – holds 60% in National Steel and 59.99% in Vicunha Steel S.A.

CFL Participações S.A. – holds 40% in National Steel and 39.99% in Vicunha Steel S.A.

National Steel – holds 33.04% in Vicunha Aços

Vicunha Steel – holds 66.96% in Vicunha Aços

Vicunha Aços – holds 99.99% in Vicunha Siderurgia

b)     Transactions with jointly-owned subsidiaries

The Company holds interest in jointly-owned subsidiaries in the strategic areas of mining, logistics and power generation. The characteristics, purposes and transactions with these companies are stated as follows:

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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•  Assets

	Accounts	Dividends	Loans (*)
Companies	receivable	receivable		Total
Nacional Minérios	46,492	587,770	1,241,095	1,875,357
MRS Logística	776	23,898		24,674
Itá Energética		5,321		5,321
Total in 2010	47,268	616,989	1,241,095	1,905,352
Total in 2009	26,947	336,461	1,231,721	1,595,129

(*) Loan agreement in the amount of R$1,197,800, starting on January 28, 2009, and interest rates of R$43,295 on December 31, 2010, the face value of this agreement is entitled to compensatory interest corresponding to 101% of CDI Cetip, maturing on January 31, 2012.

•  Liabilities

	Liabilities
	Advance from	Loans / Checking
Companies	clients	accounts	Other	Total
Nacional Minérios	7,924,542	18,423		7,942,965
MRS Logística			55,217	55,217
Itá Energética			13,123	13,123
Total in 2010	7,924,542	18,423	68,340	8,011,305
Total in 2009	7,638,658	11,823	86,635	7,737,116

Nacional Minérios: the advance from clients received from the jointly-owned subsidiary Nacional Minérios S.A. is related to the contractual obligation of iron ore supply and port services. The contract has a 12.5% p.a. interest rate and maturity expected for June 2042. The amount due in 2011 corresponds to R$325,099.

MRS Logística: in other accounts payable we recorded the amount provisioned to cover take-or-pay and block rates contractual expenses related to the rail transportation contract.

Itá Energética: it is related to the electric power supply billed under normal market conditions of the Brazilian energy market, ruled by Electric Power Trade Chamber.

•  Income

	Revenues			Expenses

Companies	Sales	Interest and monetary and exchange variations	Total	Purchases	Interest and monetary and exchange variations	Total
Nacional Minérios	694,378	114,943	809,321	23,788	934,014	957,802
MRS Logística				371,705		371,705
Itá Energética				154,277		154,277
Total in 2010	694,378	114,943	809,321	549,770	934,014	1,483,784
Total in 2009	508,882	105,407	614,289	950,189	898,349	1,848,538

The Company`s main operations with jointly-owned subsidiaries are purchase and sale of products and services that include iron ore supply, port service provision transactions, rail transportation as well as electric power supply for operations.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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c) Transactions with subsidiaries and special purpose entities (exclusive investment funds)

•  Assets

Companies	Accounts receivable	Marketable securities (1)	Loans(3) / Advances	Dividends receivable	Advance for future capital increase	Derivative financial instruments(2)	Total
CSN Islands VIII					4,166	254,231	258,397
CSN Portugal	437,440						437,440
CSN Europe	303,975						303,975
CSN Aços Longos					257,237		257,237
Inal Nordeste	9,433						9,433
International Investment Fund			20,724				20,724
Cia Metalurgia Prada	58,405				40,000		98,405
CSN Cimentos	3,417				662,084		665,501
Cia. Metalic Nordeste	1,595						1,595
Estanho Rondônia - ERSA			3,731				3,731
Transnordestina					289,314		289,314
Florestal Nacional			117,184				117,184
Sepetiba Tecon	144			5,555			5,699
Itamambuca Participações				301			301
Exclusive funds		204,677					204,677
Total in 2010	814,409	204,677	141,639	5,856	1,252,801	254,231	2,673,613
Total in 2009	1,004,646	2,724,714	20,521	7,964	182,537	152,209	4,092,591

(1) The financial investments and the investments in exclusive funds are managed by Banco BTG Pactual. In 2010 the balance is composed only by shares of Usiminas, classified as investment.

(2) Financial instrument agreement, specifically swap between CSN and Islands VIII.

(3) International Investment Fund – agreement in US$ dollars: 4.3% p.a. interest with undefined maturity.

     Florestal Nacional – agreement in Brazilian reais (R$): 103.0 and 105.5% CDI interest due on April 1st, 2011.

Accounts receivable derive from sales operations of products and services among the parent Company and the subsidiaries.

•  Liabilities

	Loans and financing			Accounts payable
Companies	Pre-payment (1)	Fixed Rate Notes(2)	Loans and Intercompany Bonds (2)	Loans(3) / Checking accounts	Other	Total
CSN Resources	1,715,891		1,080,432			2,796,323
CSN Islands VIII		1,214,767		1,531		1,216,298
CSN Portugal	364,830					364,830
CSN Ibéria		740,368		257,362		997,730
CSN Europe			17,415	294,614		312,029
CSN Aceros				16,750		16,750
Congonhas Minérios			1,155,991			1,155,991
Exclusive funds					40,405	40,405
Other(*)					3,369	3,369
Total in 2010	2,080,721	1,955,135	2,253,838	570,257	43,774	6,903,725
Total in 2009	2,368,683	1,793,350	1,143,915	605,817	1,728	5,913,493

Transactions with these subsidiaries are carried out under market conditions.

(1)   Contracts in US$ - CSN Resources: interest from 2.26% to 10.00% p.a. with maturity in June 2018.

Contracts in US$ - CSN Portugal: interest from 6.15% to 7.43% p.a. with maturity in May 2015.

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(2)   Contracts in US$ - CSN Resources: InterCompany Bonds, interest of 9.12% p.a. with maturity on June 1, 2047.

Contracts in US$ - CSN Resources (part): 3.99% p.a. with maturity in April 2013.

Contracts in YEN – CSN Islands VIII: interest of 5.65% p.a. with maturity in December 2013.

Contracts in YEN – CSN Resources: interest of 4.14% p.a. with maturity on July 13, 2015.

Contracts in US$ - CSN Europe (part): semiannual Libor + 2.25% p.a. with maturity on September 15, 2011.

Contracts in R$ - Congonhas Minérios: 100.5% to 105.5% p.a. of CDI, with maturity postponed to April 1st, 2011 (with previous maturity on December 15, 2010).

(3)   Contracts in US$ - CSN Ibéria (part): semiannual Libor + 3% p.a. with indefinite maturity.

Contracts in US$ - CSN Europe (part): semiannual Libor + 3% p.a. with indefinite maturity.

(*) Other: CSN Cimentos, Companhia Metalúrgica Prada, Cia. Metalic Nordeste, Sepetiba Tecon and Inal Nordeste.

•  Income

	Revenues			Expenses
Companies	Sales	Interest and monetary and exchange variations	Total	Purchases	Interest and monetary and exchange variations	Total
Companhia Metalúrgica Prada	923,711		923,711	17,939		17,939
CSN Export	603,668	24,487	628,155		25,113	25,113
CSN Islands VIII					93,017	93,017
CSN Resources					120,240	120,240
CSN Europe	437,226	13,849	451,075		29,690	29,690
CSN Ibéria					51,126	51,126
Cia. Metalic Nordeste	81,804		81,804	1,916		1,916
GalvaSud	48,114		48,114	3,316		3,316
Estanho of Rondônia - ERSA				27,389		27,389
Inal Nordeste	48,987		48,987	707		707
Sepetiba Tecon	3,018		3,018	13,598		13,598
Congonhas Minérios					29,123	29,123
CSN Cimentos	36,780		36,780	106		106
CSN Portugal	9,126	8,910	18,036		23,181	23,181
Namisa Europe		357	357
CSN Aceros		754	754
International Investment Fund		203	203
Exclusive funds					93,046	93,046
Florestal Nacional		5,160	5,160
Total in 2010	2,192,434	53,720	2,246,154	64,971	464,536	529,507
Total in 2009	3,043,334	467,469	3,510,803	179,387	880,540	1,059,927

The Company’s main operations with subsidiaries are the purchase and sale of products and services, including iron ore, steel and port services.

d) Other related parties

•  CBS Previdência

The Company is its main sponsor, a non-profit civil association set up in July 1960, whose main purpose is to pay supplementary benefits to those paid by social security. As a sponsor, CSN maintains payment transactions of contributions and actuarial liability recognition ascertained in defined benefit plans, Note 30.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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•  Fundação CSN

The Company develops socially responsible policies currently focused on Fundação CSN, whose sponsor is the Company. Transactions between the parties are related to operating and financial support for Fundação CSN to develop social projects, mainly in the localities where CSN operates.

•  Banco Fibra

Banco Fibra is under the same control structure of Vicunha Siderurgia, and financial transactions with this bank are limited to transactions in checking accounts and financial investments in fixed income.

•  CBL – Companhia Brasileira de Latas

CBL (Companhia Brasileira de Latas) operates in the metallic steel packages segment, serving the chemical and food segments, supplying packages to the main companies in the market, in which CSN holds shares considering it is a debenturer of CBL, accounting for a participation of 0.0053%.

On December 31, 2010, in the long-term, the Company had accounts receivable amounting to R$239,039 (R$239,039 in 2009), and debentures, amounting to R$212,870 (R$212,870 in 2009) from Grupo CBL (Companhia Brasileira de Latas) which is duly covered by a provision for losses in the same amount.

The balances of transactions between the Company and these entities are shown as follows:

Assets and Liabilities

	Assets				Liabilities
Empresa	Banks/Marketable securities	Accounts Receivables	Checking account	Total	Actuarial liabilities	Other accounts payable	Total
CBS Previdência					367,839		367,839
Fundação CSN			1,199	1,199		37	37
Banco Fibra	86			86
Usiminas		12,455		12,455		16,096	16,096
Panatlântica		12,227		12,227
	86	24,682	1,199	25,967	367,839	16,133	383,972
	34		906	940	317,145	90	317,235

Income

	Revenues			Expenses
Company	Interest/ sales revenue	Other revenues	Total	Pension Fund Expenses	Other expenses	Total
CBS Previdência		90	90	82,041		82,041
Fundação CSN					2,385	2,385
Banco Fibra	680		680
CBL	84,350		84,350		37,672	37,672
Usiminas	103,486		103,486		18,594	18,594
Panatlântica	224,795		224,795
Total em 2010	413,311	90	413,401	82,041	58,651	140,692
Total em 2009	97,487	190	97,677	76,420	1,305	77,725

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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e) Key-management personnel

Key management personnel are responsible for planning, directing and controlling the Company’s activities and include the members of the Board of Directors and statutory directors. Information on compensation and balances existing on December 31, 2010 is shown below.

	2010	2009
	Income	Income
Short-term benefits for employees and management	17,881	21,926
Post-employment benefits	81	75
Other long-term benefits	n/a	n/a
Benefits of labor agreement termination	n/a	n/a
Share-based compensation	n/a	n/a
	17,962	22,001

n/a – Not applicable

f) Policy for investments and payment of interest on shareholders’ equity and distribution of dividends

As of December 11, 2000, the CSN Board of Directors decided to adopt a profit distribution policy which will result in the full distribution of net income to its shareholders, in compliance with Law 6,404/76 amended by Law 9,457/97, provided that the following priorities are preserved, irrespective of their order: (i) business strategy; (ii) compliance with liabilities; (iii) execution of the necessary investments; and (iv) maintenance of the Company’s good financial standing.

6.     CASH AND CASH EQUIVALENTS

	Consolidated		Parent Company
	2010	2009	2010	2009
Current assets
Cash and cash equivalents
Cash and Banks	156,580	142,045	14,033	31,023

Marketable securities
In Brazil:
Exclusive investment funds				2,724,714
Government bonds	477,529	3,339,972
Fixed income and debentures (*)	2,134,364	1,304,713	93,062	116,545
	2,611,893	4,644,685	93,062	2,841,259
Abroad:
Time Deposits	7,470,805	3,184,061	1,202	637
Total Marketable securities	10,082,698	7,828,746	94,264	2,841,896
Cash and cash equivalents	10,239,278	7,970,791	108,297	2,872,919

The available financial funds in the Parent Company and subsidiaries established in Brazil are primarily invested in exclusive investment funds, whose cash is mostly invested in repurchase operations pegged to Brazilian government bonds, with immediate liquidity. Additionally, a significant portion of the financial funds of the Company and its subsidiaries abroad is invested in Time Deposits in first-tier banks.

The exclusive investment funds, managed by BTG Pactual Serviços Financeiros S.A DTVM, and its assets, are accountable for possible losses in investments and operations carried out. The Company may bear the fund’s operation fees (management, custody and audit fees) and it may also be called to back the shareholders’ equity in the event of losses resulting from interest rate, exchange rate or other financial asset variations.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Fixed Income: financial investments in the amount of R$2,079,549 in the consolidated and R$93,062 in the parent Company, backed by Bank Deposit Certificates, with remuneration based on the variation of Interbank Deposit Certificates  (CDI).

(*) Debentures: Investments in the jointly-controlled subsidiary MRS amounting to R$54,815 in debentures, with remuneration based on the variation of Interbank Deposit Certificates (CDI) in securities of Santander, Votorantim, Safra, Itaú BBA and Bradesco.

7.     TRADE ACCOUNTS RECEIVABLE

	Consolidated		Parent Company
	2010	2009	2010	2009
Clients
Third-parties
Domestic market	846,507	977,239	577,589	493,145
Foreign market	530,356	359,355	14,948	3,255
Allowance for doubtful accounts	(117,402)	(164,077)	(99,023)	(107,558)
	1,259,461	1,172,517	493,514	388,842
Related parties (Note 5)		13,798	861,677	1,031,593
	1,259,461	1,186,315	1,355,191	1,420,435
Other accounts receivable
Dividends receivable			622,544	344,425
Loans to subsidiaries	17,318	13,569	164,210	33,921
Other receivables	90,980	128,057	39,027	30,972
	108,298	141,626	825,781	409,318
	1,367,759	1,327,941	2,180,972	1,829,753

In order to meet the needs of some domestic market clients, related to the extension of steel payment term, in common agreement with CSN group’s internal commercial policy and the maintenance of its short-term receivables (up to 14 days), as requested by the client, loan granting operations without co-obligation are negotiated between the client and common banks, where CSN group grants trade bills/notes issued by it to common banks.

Considering the type of the loan granting operations without co-obligation, CSN group, after granting client trade bills/notes and receiving funds from closing each operation, settles accounts receivable and fully releases itself from the operation credit risk.

This operation amounts to R$247,680 on December 31, 2010 (R$235,204 in 2009), deducted from accounts receivable.

Below, the breakdown of provision for trade accounts receivable losses of the Company:

	Consolidated		Parent Company
	2010	2009	2010	2009
Opening balance	(164,077)	(162,550)	(107,558)	(78,518)
Provision for losses from trade accounts receivable	(7,439)	(68,524)	(8,535)	(93,771)
Credits recovered	54,114	66,997	17,070	64,731
	(117,402)	(164,077)	(99,023)	(107,558)

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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8.     INVENTORIES

	Consolidated		Parent Company
	2010	2009	2010	2009
Finished products	1,016,594	600,955	783,556	377,760
Work in process	588,723	510,006	550,824	442,037
Raw materials	656,286	581,393	534,514	446,842
Supplies	864,205	711,855	737,407	595,550
Iron ore	313,716	249,978	179,543	150,279
Provision for losses	(83,738)	(48,814)	(79,131)	(40,465)
	3,355,786	2,605,373	2,706,713	1,972,003

Certain items taken as obsolete, or with a low turnover, were the purpose of provisions.

On December 31, 2010 the Company had iron ore long-term inventories amounting to R$130,341, classified in other non-current assets.

9.     OTHER CURRENT ASSETS

Other current assets recorded under current assets are as follows:

	Consolidated		Parent Company
	2010	2009	2010	2009
prepaid taxes	89,596	54,831	7,129
Guaranteed margin - finacial instruments (Note 17)	254,485	115,949
Unrealizad gains with derivatives (Note 17)			254,231	152,209
	344,081	170,780	261,360	152,209

10.   DEFERRED INCOME AND SOCIAL CONTRIBUTION TAXES

(a)   Income and social contribution taxes recognized in the income statement:

Income and social contribution taxes recognized in the income statement are shown below:

	Consolidated		Parent Company
	2010	2009	2010	2009
Expenses (revenue) with income and social contribution taxes
Current	313,371	581,735	90,485	270,649
Deferred	257,326	117,881	74,632	(88,266)
Total	570,697	699,616	165,117	182,383

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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The reconciliation of income and social contribution taxes expenses and revenues of the Parent Company and consolidated and the effective IR and CSLL rate are shown as follows:

	Consolidated		Parent Company
	2010	2009	2010	2009
Income before income and social contribution taxes	3,086,888	3,314,797	2,681,493	2,801,317
Tax rate	34%	34%	34%	34%
Income and social contribution taxes at the combined tax rate	(1,049,542)	(1,127,031)	(911,708)	(952,448)
Adjustments to reflect the effective tax rate:
Benefit of interest on shareholders' equity - JCP	121,312	108,788	121,312	108,788
Equity income of subsidiaries at different rates or which are not taxable	216,529	169,314	508,987	452,996
Tax incentives	33,824	11,732	33,824	9,309
Adjustments from installments from Law 11,941 and MP 470 (Note 20)	106,216	252,838	88,729	252,153
Other permanent exclusions (additions)	964	(115,257)	(6,261)	(53,181)
Income and social contribution taxes on net income for the year	(570,697)	(699,616)	(165,117)	(182,383)
Effective rate	18%	21%	6%	7%

(*) In 2009 refers mainly by the constitution of deferred income tax on the tax loss carryfowards of the subsidiary Prada

(b)   Deferred income and social contribution taxes:

Deferred income and social contribution taxes are recorded in order to reflect future tax effects attributable to temporary differences between the tax base of assets, liabilities and the respective carrying value.

	Consolidated			Parent Company
	2010	2009	01/01/2009	2010	2009	01/01/2009
Deferred
Tax loss on income tax	4,944	162,123	307,545		143,688	233,643
Negative basis of social contribution	1,871	56,661	110,763		54,574	83,855
Temporary differences	1,586,126	1,708,234	1,176,416	854,437	799,920	1,018,122
- Provision for contingencies	298,708	279,184	556,725	276,098	265,092	544,120
- Provision for losses in assets	40,345	46,984	39,519	22,342	39,173	35,072
- Provision for losses in inventories	26,011	17,969	6,899	25,660	15,231	6,306
- Provision for gains/losses in financial instruments	183,169	160,239	78,821	116,753	139,297	90,772
- Provision for interest on shareholders' equity	121,351	20,706	91,276	121,351	20,706	91,276
- Provision for long-term sales	1,221	6,806	2,383	1,221	6,806	2,383
- Provision for inputs and services	43,828	33,929	26,074	31,371	34,008	25,696
- Allowance for doubtful accounts	146,865	102,482	59,950	144,732	78,520	38,318
- Provision for payments of private pension plan	7,012	4,358	21,336		23,782	39,973
- IFRS Adjustments	57,813	103,532	102,757	37,475	98,638	105,473
- Tax benefit from merger	599,730	791,184	61,563	36,780
- Other	60,073	140,861	129,113	40,654	78,667	38,733
Total	1,592,941	1,927,018	1,594,724	854,437	998,182	1,335,620
Non-current assets	1,592,941	1,957,058	1,596,905	854,437	998,182	1,335,620
Non-current liabilities		(30,040)	(2,181)

Some companies of the group, recorded tax credits on corporate income tax loss carryforwards and negative basis of social contribution that are not subject to statute of limitations based on the history of profitability and on the expectations of future taxable income determined in technical valuation approved by the Management.

In July 2010, the Company adhered to the Tax Recovery Program – REFIS and chose to offset part of the tax loss balance as of December 31, 2009 and portion B of the tax accounting ledger (LALUR) of the corporate income tax and negative basis of social contribution in the amount of R$110,192 and R$39,669, respectively, with the last four installments of the tax recovery program, debit modality as provided for Provisional Measure 470/09 paid in 12 months, according to the applicable legislation.

For being subject to any material aspects that might change realization projections, the book value of deferred tax assets is reviewed monthly and projections are reviewed annually. These studies indicate the realization of these tax assets within the term established by said Instruction and within the 30% limit of the taxable income.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Some of CSN’s subsidiaries have tax credits amounting to R$265,532 and R$69,910 of corporate income tax on tax loss carryforwards and negative basis of social contribution, for which no deferred tax was recorded, of which R$14,800 expire in 2011, R$50 in 2012, R$8,902 in 2013, R$623 in 2014, R$25,594 in 2015 and R$42,265 in 2025. The remaining tax credits refer to domestic companies, thus, these do not expire.

The tax benefit over goodwill of Nacional Minérios S.A., resulting from the merger of Big Jump in July 2009, was R$1,391,858. Up to December 2010, R$394,360 (R$115,988 in 2009) was realized, and remains R$997,498 to be realized by 2014. From 2011 to 2013 this realization will be R$278,372 per year. In 2014, the last year, the benefit will be R$162,382.

Undistributed profits related to the Company’s foreign subsidiaries were invested and continued to be invested in its operations. These undistributed profits related to the Company’s foreign subsidiaries amounted to R$2,434,537 on December 31, 2010. If circumstances change and the Company resolves to repatriate these unshared profits, the related tax risk will be R$1,083,367.

(c)   Income tax recognized in shareholders’ equity:

Income tax and social contribution directly recognized in shareholders' equity are shown below:

	Consolidated		Parent Company
	2010	2009	2010	2009
(Losses)/gains from Income and social contribution taxes
Actuarial gains and losses	125,065	76,069	125,065	76,069
Available-for-sale financial instruments	75,522	-	11,242	-
Net investment	433,297	425,510	433,297	425,510

(d)   Tax incentives

The Company benefits from tax incentives of income tax based on prevailing laws, such as: Employee Meal Program, Rouanet Law, Tax Incentives from Audiovisual Activities, Child and Teenager Rights Funds and Incentive to Sports and Sports for the Disabled Projects. On December 31, 2010, they amounted to R$8,160 (R$11,732 in 2009).

(e)   Transitional Tax Regime

The Transitional Tax Regime (RTT), which was regulated by Law 11,941/09, will be effective until the law that rules tax effects of new accounting methods becomes effective, aiming at tax neutrality.

The regime was optional in calendar years 2008 and 2009, provided that: (i) it is applied to the two-year period 2008-2009, not to a single calendar year; and (ii) the option is expressed in the Statement of Corporate Economic-Financial Information (DIPJ), mandatory as of calendar year 2010.

The Company chose to adopt the RTT in 2008. As a consequence, for the purposes of calculating the income tax and social contribution on net income for the years ended in 2009 and 2008, prerogatives set forth in the RTT were used.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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11.   OTHER NONCURRENT ASSETS

Other noncurrent assets classified in long-term assets are broken down as follows:

	Consolidated		Parent Company
	2010	2009	2010	2009
Judicial deposits (Note 21)	2,774,706	2,706,971	2,704,026	2,640,162
Taxes recoverable (*)	247,910	236,852	122,868	153,578
Other	283,478	278,814	172,202	162,717
	3,306,094	3,222,637	2,999,096	2,956,457

(*) This mainly refers to PIS/COFINS and ICMS on the acquisition of fixed assets, which will be recovered during a 48-month period.

12.   INVESTMENTS

a)     Direct interest in subsidiaries and jointly-owned subsidiaries

	2010							2009					01/01/2009
Companies	Number of shares (in units)		% Direct interest	Net income (loss) for the year	Assets	Liabilities	Shareholders' equity	% Direct interest	Net income (loss) for the year	Assets	Liabilities	Shareholders' equity	% Direct interest	Net income (loss) for the year	Assets	Liabilities	Shareholders' equity
	Common	Preferred
Cia. Metalic Nordeste	92,293,156		99.99	14,667	153,707	48,472	105,235	99.99	(2,801)	137,661	52,283	85,378	99.99	12,846	159,699	71,416	88,283
INAL Nordeste	43,985,567		99.99	(6,556)	41,926	11,524	30,402	99.99	(10,580)	51,295	14,337	36,958	99.99	2,004	58,785	17,248	41,537
CSN Aços Longos	271,278,162		99.99	(3,953)	529,833	265,516	264,317	99.99	(1,452)	279,618	69,629	209,989	99.99		175,778	138,971	36,807
GalvaSud				8,424				99.99	109,115	863,077	89,868	773,209	99.99	115,770	899,091	150,147	748,944
CSN Steel	1,680,726,588		100.00	(296,474)	3,450,038	99,293	3,350,745	100.00	(43,528)	1,427,993	13,785	1,414,208	100.00	58,352	2,017,855	91,268	1,926,587
CSN Metals	7,173,411		100.00	(37,882)	972,894	5,905	966,989	100.00	27,039	1,078,928	73,811	1,005,117	100.00	90,744	1,400,672	95,618	1,305,054
CSN Americas	4,240,032		100.00	124,758	964,271	4,857	959,414	100.00	136,473	786,128	93,290	692,838	100.00	(136,810)	895,003	127,776	767,227
CSN Minerals	3,675,319		100.00	213,954	1,649,792	4,463	1,645,329	100.00	635,848	935,631	15,012	920,619	100.00	(529,270)	525,584	14,010	511,574
CSN Export	1,036,429		100.00	136,530	499,857	155,713	344,144	100.00	(9,607)	1,225,617	1,018,004	207,613	100.00	29,540	1,480,010	1,301,544	178,466
Companhia Metalurgica Prada	3,155,036		100.00	(24,022)	609,133	170,423	438,710	99.99	(80,908)	634,071	150,485	483,586	100.00	(5,568)	808,232	180,229	628,003
CSN Islands VII	20,001,000		100.00	(4,866)	254,706	227,013	27,693	100.00	(14,963)	167,840	135,282	32,558	100.00	13,533	91,810	44,288	47,522
CSN Islands VIII	1,000		100.00	39,831	1,224,853	1,178,529	46,324	100.00	(2,089)	1,124,418	1,118,113	6,305	100.00	4,159	1,541,912	1,533,518	8,394
CSN Islands IX	3,000,000		100.00	(3,686)	698,345	698,567	(222)	100.00	(4,604)	729,792	729,821	(29)	100.00	(2,968)	983,316	980,756	2,560
CSN Islands X	1,000		100.00	(3,205)	92	35,645	(35,553)	100.00	6,666	1,297,131	1,329,479	(32,348)	100.00	(13,456)	1,748,889	1,787,903	(39,014)
CSN Islands XI	50,000		100.00	(5,695)	1,277,555	1,271,521	6,034	100.00	(24,381)	1,310,270	1,328,547	(18,277)	100.00
CSN Islands XII	1,540		100.00	(29,194)	1,634,731	1,663,925	(29,194)
Tangua	10		100.00	6,419	21,228	39	21,189	100.00	(986,513)	248,983	41	248,942	100.00	(179,964)	7,184,358	53	7,184,305
International Investment Fund	50,000		100.00	13,511	141,852	20,724	121,128	100.00	31,649	128,136	20,521	107,615	100.00	(18)	30,205	26,730	3,475
MRS Logística	188,332,667	151,667,313	22.93	435,570	4,804,343	2,784,495	2,019,848	22.93	605,722	4,923,726	3,207,026	1,716,700	22.93	663,190	4,618,547	3,034,898	1,583,649
Transnordestina Logística	1,000,000,000	255,863,653	76.45	(817)	2,801,908	1,995,861	806,047	84.34	(23,708)	927,682	397,093	530,589	84.50	(10,702)	627,767	339,769	287,998
Sepetiba Tecon	254,015,053		99.99	23,389	293,264	105,350	187,914	99.99	34,341	282,218	100,984	181,234	99.99	32,689	248,606	92,040	156,566
Itá Energética	520,219,172		48.75	45,958	852,239	255,324	596,915	48.75	50,011	961,334	325,766	635,568	48.75	35,160	997,709	399,863	597,846
CSN Energia	26,123		99.99	(20,947)	17,929	(1)	17,930	99.90	(1,548)	97,292	97,885	(593)	99.90	(9,799)	135,795	44,065	91,730
Estanho of Rondônia - ERSA	34,236,307		99.99	3,417	27,684	9,548	18,136	99.99	(8,052)	19,561	4,842	14,719	99.99	4,958	32,104	904	31,199
Congonhas Minérios	64,610,863		99.99	(12,865)	2,035,285	2,013,926	21,359	99.99	381	5,934	34	5,900	99.99	437	5,575	56	5,519
Mineração Nacional	1,000,000		99.99	48	1,048	2	1,046	99.99	(2)	998		998	99.99	(433)	1,000		1,000
Nacional Minérios	475,067,405		59.99	1,974,019	13,688,670	2,934,166	10,754,504	59.99	917,068	12,260,093	2,431,517	9,828,576	59.99	198,516	9,185,503	1,082,268	8,103,235
Pelotização Nacional													99.99	(421)	600	(400)	1,000
CSN Cimentos	854,313,855		99.99	(15,382)	1,217,313	854,590	362,723	99.99	(29,180)	612,527	300,628	311,899	99.99	(5,967)	416,520	351,113	65,407
Florestal Nacional	1,000,000		99.99	(23,266)	449,901	525,806	(75,905)	99.99	(2)	998		998	99.99	(365)	1,000		1,000

The number of shares, the amounts of income/loss for the period and shareholders' equity refer to 100% of the companies’ income.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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b)     Investment breakdown

	2010	2009
Opening balance of investments	13,796,654	19,583,495
Opening balance of provision for losses	(51,246)	(39,014)
Capital increase/decrease	2,430,965	(5,133,980)
Dividends	(622,544)	(446,026)
Result of equity pick-up and provision for losses	1,438,170	486,187
Comprehensive income	(161,036)
Merger of subsidiary (*)		(835,115)
Other	(12,054)	129,861
Closing balance on investments	16,959,784	13,796,654
Closing balance of provision for losses	(140,875)	(51,246)

(*) Gain in equity results of the jointly-controlled subsidiary Namisa resulting from tax benefit due to the reverse merger of Big Jump (shareholder of Namisa) (Note 10 b).

c)     Additional Information on the main operating subsidiaries

•       CIA. METALIC NORDESTE

The Company, with its head office located in Maracanaú, State of Ceará, has as its main corporate purpose the manufacturing of metallic packaging destined to the beverage industry.

Its operation unit can be characterized as one of the world’s most modern ones and counts on two different production lines: the can production line, whose raw material is tin-coated steel, supplied by the parent Company, and the lid production line, whose raw material is aluminum.

Its production is mainly geared towards the Brazilian northern and northeastern markets, with the surplus production of lids sold abroad.

•       INAL NORDESTE

Based in Camaçari, State of Bahia, the Company has as its main purpose to reprocess and distribute the CSN steel products, operating as a service and distribution center in the Northeast region of the country.

•       AÇOS LONGOS

Established in Volta Redonda in the state of Rio de Janeiro, it aims at manufacturing and selling rolled long steel, except tubes.

In October 2, 2009, the Company still pre-operational, started the construction works of the plant, which is expected to be concluded in 2011 and to become operational in 2012.

•       GALVASUD

On January 29, 2010, CSN merged subsidiary GalvaSud S.A., headquartered in Porto Real, in the state of Rio de Janeiro, given the resemblance between the activities performed by both companies. The equity merger resulted in the optimization of processes and maximization of results, by concentrating both companies’ selling, operating and administrative activities in one single organizational structure. The Company informed the merger, approved at the Extraordinary General Meeting held on January 29, 2010, to shareholders and to the market on January 13, 2010 by disclosing a Material Fact.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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The amounts included totaled a net asset of R$783,421, which mainly corresponded to cash and cash equivalents of R$299,232, inventory of R$122,104, fixed assets of R$228,138 and other assets and liabilities amounting to R$142,355.

•       COMPANHIA METALÚRGICA PRADA

Packages

In the market since 1936, Companhia Metalúrgica Prada operates in the metallic steel packages segment, manufacturing the best and safest cans, buckets and aerosol containers, serving the chemical and food segments, supplying lithography packages and services to the main companies in the market.

In its three production units – São Paulo, Pelotas and Uberlândia – Prada produces more than 1 billion steel cans per year, a performance achieved due to a combination of attributes present in the Company’s path since its foundation.

Distribution

PRADA Distribuição processes and distributes flat steel with a diversified line of products. It supplies coils, rolls, plates, strips, blanks, metallic sheets, shapes, tubes and tiles, among other products, to the most different industries - from  automotive to civil construction. Materials produced by PRADA Distribuição are made from hot and cold-rolled coils, hot-dip galvanized, tin plate, chrome-plated steel, uncoated, pre-painted and galvalume. PRADA Distribuição is also specialized in providing steel processing service, meeting the demand of many Brazilian companies.

•       SEPETIBA TECON

Company whose objective is to exploit the No.1 Containers Terminal of the Itaguaí Port, located in Itaguaí, State of Rio de Janeiro. This terminal is linked to Presidente Vargas Steelworks by the Southeast railroad network, which is granted to MRS Logística. Services agreement covers the handling and warehousing operation of containers, vehicles, steel products, among other containers washing and sanitation products and services.

When concession is extinguished, all the rights and privileges transferred to Tecon will return to the federal government, together with Tecon’s assets and those resulting from its investments in leased properties, declared reversible by the federal government, as they are deemed necessary to carry on the services granted. The reversible assets will be indemnified by the federal government by the residual value of their cost, verified in Tecon’s accounting records, after deducting the depreciations.

Sepetiba Tecon was the winner of the auction that occurred on September 3, 1998 for the takeover of the terminal concession and this concession allows the exploitation of the aforementioned terminal for the term of 25 years, extendable for another term of 25 years.

•       CSN ENERGIA

Its main purpose is distributing and trading the surplus electric power generated by CSN and by companies, consortiums or other entities in which Company holds an interest.

•         TRANSNORDESTINA LOGÍSTICA

Transnordestina has as its main purpose the exploitation and development of the public rail cargo transport service for the Northeast network of Brazil.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Transnordestina entered into a concession agreement with the Federal Government on December 31, 1997 for a period of 30 years, extendable for another equal period. The agreement allows the development of the public service of exploitation of the northeast network which comprises seven States of the Federal Government in an extension longer than 4,300 km. The concession also comprises the lease of assets of Rede Ferroviária Federal S.A. (RFFSA) which serve this network and include, among others, constructions, permanent tracks, locomotives, railcars, vehicles, tracks and accessories.

When concession is extinguished, all the rights and privileges transferred to Transnordestina will return to the federal government, together with Transnordestina’s assets and those resulting from its investments in leased properties, declared reversible by the federal government, as they are deemed necessary to carry on the services granted. The reversible assets will be indemnified by the federal government by the residual value of their cost, verified in Transnordestina’s accounting records, after deducting the depreciations.

In May 2009, Fundo de Investimentos do Nordeste – FINOR paid up capital in Transnordestina by issuing 45,513,333 preferred shares in the amount of R$27,308, corresponding to a 6.40% interest in Transnordestina’s capital stock.

On December 10, 2009, the Company increased Transnordestina’s capital stock, with the issue of 124,831,721 common shares, which were subscribed and paid-up upon the capitalization of advance for future capital increase. As a consequence, the Company’s interest in Transnordestina increased to 84.34%, whereby Transnordestina was fully merged.

In March 2010, Fundo de Investimentos do Nordeste increased Transnordestina’s capital in the amount of R$89,438. Due to this capital increase, CSN’s interest on Transnordestina’s total capital stock went from 84.34% to 72.56%. Transnordestina will continue to be fully consolidated and the difference of percentage not corresponding to the Company will be accounted as non controlling interest.

On May 7, 2010, 45,513,333 preferred shares were transferred and subscribed by FINOR to CSN. Due to this transfer, CSN now holds 77.02% interest in Transnordestina’s capital stock.

On October 15, 2010, CSN subscribed and paid-up 174,264,420 common shares in the capital stock of Transnordestina and now holds 76.45% of the capital stock.

•       ESTANHO DE RONDÔNIA - ERSA

Ersa is a subsidiary based in the State of Rondônia, where it operates two units, one in the city of Itapuã do Oeste and the other one in the city of Ariquemes. The subsidiary’s mining operation for cassiterite (tin ore) is located in Itapuã do Oeste and the casting operation from which metallic tin is obtained, which is the raw material used in UPV for the production of tin plates, is located in Ariquemes.

•       CSN CIMENTOS

Based in Volta Redonda, State of Rio de Janeiro, it has the production and trading of cement as its corporate purpose. CSN Cimentos use as one of its raw material the blast furnace slag from the pig iron production of the Presidente Vargas Steelworks. The Company started to operate on May 14, 2009, with capacity to produce 200 thousand tonnes of cement, monthly.

d)     Additional information on indirect interest abroad

•       COMPANHIA SIDERURGICA NACIONAL - LLC

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Incorporated in 2001 with the assets and liabilities of the extinct Heartland Steel Inc., headquartered in Wilmington, State of Delaware – USA, it has an industrial plant in Terre Haute, State of Indiana – USA, where there is a  complex comprising a cold rolling line, a hot pickling line for spools and a galvanization line. CSN LLC is a wholly-owned indirect subsidiary of CSN Americas.

•       LUSOSIDER

Incorporated in 1996 in succession to Siderurgia Nacional – a Company privatized by the Portuguese government that year. Lusosider is the only Portuguese Company of the steel sector to produce cold-re-rolled flat steel, with a corrosion-resistant coating. The Company presents in Paio Pires an installed capacity of around 550 thousand tonnes/year to produce four large groups of steel products: galvanized plate, cold-rolled plate, pickled and oiled plate.

Products manufactured by Lusosider may be used in the packaging industry, civil construction (pipes and metallic structures) and in home appliance components.

e)     Other investments

•       RIVERSDALE MINING LIMITED - Riversdale

Incorporated in 1986, Riversdale Mining Limited (“Riversdale”) is a mining Company listed on the Australian Stock Exchange. Riversdale intends to develop a diversified mining Company, focusing on growth by investing in mining opportunities. The Company has anthracite mines in South Africa, and a metallurgical and thermal coal mine in Mozambique.

In November 2009, the Company’s Board of Directors approved the acquisition by indirect subsidiary CSN Madeira Lda (currently called CSN Europe Lda) of non-controlling interest in Riversdale Mining Limited’s capital stock. The acquisition comprised, at the first stage, 28,750,598 shares representing, at that time, 14.99% of Riversdale’s capital stock and, on January 8, 2010, the proper Australian authorities allowed CSN Europe to conclude the second stage of the transaction, and acquire 2,482,729 shares, for the price of six Australian dollars and ten cents (A$6.10) per share.

In January 2010, with the conclusion of two stages of the operation, CSN indirectly held an interest of 16.20% of Riversdale’s capital stock. Subsequently, due to the exercise of purchase options issued by Riversdale, the Company´s indirect interest decreased to 15.6%.

Between July and August 2010, Riversdale issued news shares and raised funds, of which CSN Europe took part acquiring 5,602,478 new common shares, holding the total amount of 36,835,805 shares, maintaining its 15.6% interest in the capital stock of Riversdale.

•       PANATLÂNTICA

On January 5, 2010, the Company’s Board of Directors approved the acquisition of common shares representing 9.39% of the capital stock of Panatlântica S.A. (“Panatlântica”), a publicly-held Company, headquartered in the city of Gravataí, state of Rio Grande do Sul, whose purpose is the industrialization, trade, imports, exports and processing of steel and ferrous or non-ferrous metals, coated or not. This investment is appraised at fair value.

•       USIMINAS

Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS headquartered in Belo Horizonte, state of Minas Gerais, aims at exploiting the steel industry and related industries. The Company manufactures flat rolled steel at the Intendente Câmara and José Bonifácio de Andrada e Silva Plants, located in the city of Ipatinga, state of Minas Gerais, and in the city of Cubatão, state of São Paulo, respectively, destined to the domestic market and exports.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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The Company owns and explores iron ore mines located in the city of Itaúna, state of Minas Gerais, aiming at meeting the production costs verticalization and optimization strategies. The Company owns service and distribution centers in several regions of Brazil, besides the ports of Cubatão, state of São Paulo, and Praia Mole, state of Espírito Santo, strategic sites to ship its products.

The Company is listed at the São Paulo Stock Exchange (“Bovespa”: USIM3 and USIM5). On December 31, 2010, CSN directly and indirectly held 4.97% of Usiminas’ capital stock.

13.   INVESTMENTS IN JOINT-CONTROLLED COMPANIES

The amounts of the balance sheet and of the statement of income of the companies whose control is shared are shown as follows. These amounts were consolidated in the Company’s financial statements, in accordance with the interest described in item (a) of Note 10.

	2010			2009
	NAMISA	MRS	ITASA	NAMISA	MRS	ITASA
Current assets	3,937,574	1,034,466	82,817	2,266,333	1,271,294	78,005
Non-current assets	9,519,584	3,769,878	769,422	9,651,083	3,652,432	883,329
Long-term assets	8,570,421	476,758	48,850	8,773,789	763,116	5,385
Investments, property, plant and equipment and deferred assets	949,163	3,293,120	720,572	877,294	2,889,316	877,944
Total Assets	13,457,158	4,804,344	852,239	11,917,416	4,923,726	961,334
Current liabilities	1,273,436	1,015,234	115,454	624,682	1,469,225	118,072
Non-current liabilities	1,455,604	1,769,262	139,870	1,473,765	1,737,801	207,694
Shareholders' equity	10,728,118	2,019,848	596,915	9,818,969	1,716,700	635,568
Total Liabilities and Shareholders' Equity	13,457,158	4,804,344	852,239	11,917,416	4,923,726	961,334

	2010			2009
	NAMISA	MRS	ITASA	NAMISA	MRS	ITASA

Net Revenue	2,937,169	2,247,101	222,594	1,465,327	2,275,950	226,453
Cost of goods and services rendered	(1,109,067)	(1,326,655)	(76,600)	(889,681)	(1,217,982)	(73,583)
Gross income (loss)	1,828,102	920,446	145,994	575,646	1,057,968	152,870
Operating (expenses) and income	(476,621)	(306,668)	(52,422)	(339,882)	(118,866)	(51,677)
Net financial income	1,016,778	38,243	(23,890)	1,073,547	(51,995)	(25,508)
Income (loss) before income and social contribution taxes	2,368,259	652,021	69,682	1,309,311	887,107	75,685
Current and deferred income and social contribution taxes	(412,989)	(216,451)	(23,724)	(402,475)	(281,385)	(25,674)
Net income for the year	1,955,270	435,570	45,958	906,836	605,722	50,011

•       NACIONAL MINÉRIOS – NAMISA

Headquartered in Congonhas, state of Minas Gerais, the NAMISA main purpose is the production, purchase and sale of iron ore and it sells its products mainly in the foreign market. Its main operations are developed in the municipalities of Congonhas, Ouro Preto, Itabirito and Rio Acima, state of Minas Gerais, and in Itaguaí, state of Rio de Janeiro.

In December 2008, CSN sold 2,271,825 shares of the voting capital of Nacional Minérios S.A. to Big Jump Energy Participações S.A. ("Big Jump"), whose shareholders are the companies Posco and Brazil Japan Iron Ore Corp (Itochu Corporation, JFE Steel Corporation, Sumitomo Metal Industries, Ltd., Kobe Steel Ltd., Nisshin Steel Co. Ltd., Nippon Steel). Subsequently to this sale, Big Jump subscribed new shares, paying in cash the total of US$3,041,473 thousand, corresponding to R$7,286,154 thousand, R$6,707,886 thousand of which were recorded as goodwill at the subscription of the shares.

Due to the corporate structure of the jointly-owned subsidiary, in which an Asian Consortium holds 40% and CSN 60% and, due to the shareholders’ agreement entered into between the parties, CSN consolidated it in a proportional manner.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Such shareholders' agreement provides that certain extreme situations of stalemate between the shareholders, not resolved after the procedures of mediation and negotiation between CEOs of the parties, may give rise CSN the right to exercise the purchase option and the option exercise Big Jump sale of stake ownership of Big Jump in Namisa.

Other contracts to enable this association, among them the contract for the purchase of shares and long-term operating contracts between the CSN and Namisa (Note 31), provide for certain obligations to do that, if not met or resolved in a timely manner in certain extreme situations, can give rise to the aggrieved party the right to exercise the put option or purchase, as appropriate, of the shareholding of Big Jump in Namisa.

Continuing the restructuring process of Namisa, on July 30, 2009, the jointly-controlled subsidiary merged its former parent company Big Jump Energy Participações S.A.,  and Brazil and Posco Japan Iron Corp. began holding a direct interest of 39.99%.

At the merger there was no change in the participation of CSN.

•       MRS LOGÍSTICA

The Company’s main purpose is to exploit, by onerous concession, the public rail cargo transport service in the right of way of the Southeast network, located in the stretch connecting Rio de Janeiro, São Paulo and Belo Horizonte, of Rede Ferroviária Federal S.A. - RFFSA, privatized on September 20, 1996. In 2008, CSN transferred to Namisa 10% of its interest in MRS, and decreased this direct interest from 32.93% to 22.93%.

In addition to this direct interest, the Company also holds an indirect interest of 6% through Nacional Minérios S.A. – Namisa, a proportionally consolidated Company, and 4.34% through International Investment Fund.

MRS may also exploit modal transportation services regarding the rail transport and take part in developments aiming at the extension of rail transport services granted.

To provide the services which are the purpose of the concession obtained for a 30-year period, as from December 1, 1996, and extendable for another equal period at the exclusive discretion of the grantor, MRS leased from RFFSA, for the same period of the concession, the assets necessary to operate and maintain rail cargo transportation activities. When concession is extinguished, all the leased assets will be transferred to the possession of the railway operator designated in that same act.

•       ITÁ ENERGÉTICA S.A. - ITASA

CSN holds 48.75% of the subscribed capital and the total amount of common shares issued by Itasa, a special purpose entity (SPE) originally established to make feasible the construction of the Itá Hydroelectric Power Plant, the contracting of the supply of goods and services necessary to carry out the venture and the obtainment of financing through the offering of the corresponding guarantees.

Itasa holds a 60.5% interest in the Itá Consortium, which was created for the exploitation of the Itá Hydroelectric Power Plant pursuant to the concession agreement of December 28, 1995, and its Addendum 1 dated July 31, 2000, entered into between the consortium holders (Itasa and Centrais Geradoras do Sul do Brasil - Gerasul, formerly called Tractebel Energia S.A.), granted by the Federal Government, by means of the Brazilian Agency for Electric Energy (ANEEL), whose maturity ends in October 2030.

In accordance with the terms provided for in the Consortium Agreement, ITASA is entitled to 60.5% of the average 668 MW, which is correspondent to the energy project apportioned among the consortium holders, while the other consortium holder, Tractebel Energia S.A. (“Tractebel”), will hold the remaining 39.5%. From the Company’s average 404.14 MW, the average of 342.95 MW is sold to its sharehoders at the ratio of their participation in the Company, and the average of 61.19 MW is sold to the consortium holder Tractebel.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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•       CONSORTIUM OF THE IGARAPAVA HYDROELECTRIC POWER PLANT

The Igarapava Hydroelectric Power Plant is located in Rio Grande, 400 km from Belo Horizonte and 450 km from São Paulo, with installed capacity of 210 MW, formed by 5 bulb-type generating units, and is considered a landmark for energy generation in Brazil.

Igarapava stands out for being the first Hydroelectric Power Plant built by a consortium of 5 large companies.

CSN holds 17.92% of the consortium subscribed capital, whose specific purpose is the distribution of electric energy, which is distributed according to the interest percentage of each Company.

The property plant and equipment balance in 2010, net of depreciation amounts to R$32,919 (R$38,150 in 2009) and the expense amount attributed to CSN totaled R$7,333 in 2010 (R$6,442 in 2009).

14.   PROPERTY, PLANT AND EQUIPMENT

	Consolidated
	Land	Buildings	Machinery, equipment and facilities	Furniture and fixtures	Work in process	Other (**)	Total
Cost of property, plant and equipment
Balance on January 1, 2009	131,918	1,109,598	6,270,174	103,935	2,367,352	1,743,074	11,726,051
Exchange variation effect	(4,366)	(20,246)	(125,167)	(3,576)	(950)	(10,568)	(164,873)
Acquisitions					1,996,759		1,996,759
Disposals		(181)	(24,615)	(10,568)	(26,364)	(28,407)	(90,135)
Transfer to other category of assets	(1,493)	391,101	1,603,859	2,179	(2,242,232)	246,586
Other		(2,507)	589	5,334	(4,830)	27,811	26,397
Balance on December 31, 2009	126,059	1,477,765	7,724,840	97,304	2,089,735	1,978,496	13,494,199
Exchange variation effect	(1,659)	(2,914)	(31,235)	(1,230)	(746)	(11,919)	(49,703)
Acquisitions					3,635,911		3,635,911
Disposals			(12,754)	(302)	(15,501)	(5,129)	(33,686)
Transfer to other category of assets	10,785	131,138	1,633,738	10,645	(1,195,423)	(590,883)
Write-off from supplies to internal consumption						(154,662)	(154,662)
Other (*)	40,607	(194,344)	101,028	23,017	1,830	21,909	(5,953)
Balance on December 31, 2010	175,792	1,411,645	9,415,617	129,434	4,515,806	1,237,812	16,886,106

Accumulated depreciation
Balance on January 1, 2009		(147,187)	(961,984)	(79,135)		(465,911)	(1,654,217)
Exchange variation effect		8,111	77,922	2,955		6,644	95,632
Depreciation		(51,619)	(602,726)	(3,912)		(133,088)	(791,345)
Losses due to impairment						(11,472)	(11,472)
Disposals			1,669	10,544		7,428	19,641
Other		2,441	3,773	(5,341)		(19,964)	(19,091)
Balance on December 31, 2009		(188,254)	(1,481,346)	(74,889)		(616,363)	(2,360,852)
Exchange variation effect		2,739	28,473	1,180		1,546	33,938
Depreciation		(74,344)	(677,266)	(4,469)		(36,877)	(792,956)
Disposals			7,689	280		19,889	27,858
Transfer to other category of assets		28,849	(290,017)	(54)		261,222
Other		32,973	(29,126)	(23,055)		1,681	(17,527)
Balance on December 31, 2010		(198,037)	(2,441,593)	(101,007)		(368,902)	(3,109,539)
Net Property, Plant and Equipment
January 1, 2009	131,918	962,411	5,308,190	24,800	2,367,352	1,277,163	10,071,834
December 31, 2009	126,059	1,289,511	6,243,494	22,415	2,089,735	1,362,133	11,133,347
December 31, 2010	175,792	1,213,608	6,974,024	28,427	4,515,806	868,910	13,776,567

(*) Refers mainly to the adjustment of ITASA that chose to adopt the attributed cost.

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	Parent Company
	Land	Buildings	Machinery, equipment and facilities	Furniture and fixtures	Work in process	Other (**)	Total
Cost of property, plant and equipment
Balance on January 1, 2009	84,708	506,380	5,030,247	77,461	1,598,458	273,209	7,570,463
Acquisitions					1,164,430		1,164,430
Disposals			(22,691)	(10,346)	(21,372)	(21,736)	(76,145)
Transfer to other category of assets	(1,493)	227,714	1,392,428	883	(1,631,222)	11,690
Other		(309)	277	5,200	(2,845)	11,755	14,078
Balance on December 31, 2009	83,215	733,785	6,400,261	73,198	1,107,449	274,918	8,672,826
Acquisitions through business combination	697	38,896	233,581	3,057		2,720	278,951
Acquisitions					1,549,303		1,549,303
Sales			(588)	(280)	(15,419)	(1,684)	(17,971)
Transfer to other category of assets	10,221	69,390	716,332	8,349	(995,042)	190,750
Write-off from supplies to internal consumption						(154,662)	(154,662)
Other		46	(15,413)	28,854	2,891	24,038	40,416
Balance on December 31, 2010	94,133	842,117	7,334,173	113,178	1,649,182	336,080	10,368,863

Accumulated depreciation
Balance on January 1, 2009		(28,444)	(515,358)	(59,865)		(76,953)	(680,620)
Depreciation		(26,564)	(534,296)	(2,828)		(7,330)	(571,018)
Losses due to impairment						(11,472)	(11,472)
Disposals			1,307	10,346		4,759	16,412
Other		2,566	1,402	(5,204)		(3,728)	(4,964)
Balance on December 31, 2009		(52,442)	(1,046,945)	(57,551)		(94,724)	(1,251,662)
Acquisitions through business combination		(2,248)	(44,512)	(1,708)		(2,353)	(50,821)
Depreciation		(20,555)	(591,130)	(3,385)		(7,712)	(622,782)
Disposals			181	275		16,726	17,182
Other		(46)	(110)	(28,856)		648	(28,364)
Balance on December 31, 2010		(75,291)	(1,682,516)	(91,225)		(87,415)	(1,936,447)

Net Property, Plant and Equipment
January 1, 2009	84,708	477,936	4,514,889	17,596	1,598,458	196,256	6,889,843
December 31, 2009	83,215	681,343	5,353,316	15,647	1,107,449	180,194	7,421,164
December 31, 2010	94,133	766,826	5,651,657	21,953	1,649,182	248,665	8,432,416

 (**) In the consolidated it refers to railway assets, such as yards, tracks and railway sleepers. In the controlling entities it also include leasehold improvements, vehicles, hardware, mines and fields and replacement storehouses.

Below, the weighted average term of depreciation (years):

The useful life of property, plant and equipment is as follows:

	Consolidated	Parent Company
Buildings	45	45
Machinery, equipment and facilities	15	15
Furniture and fixtures	10	10
Other	15	15

The Company chose to adopt historical cost reviewing the remaining economic useful life of property, plant and equipment, estimated by external experts. Effects resulting from the evaluation, recorded as of January 1, 2010, are as follows:

Parent Company:

Reduction in depreciation expenses      R$25,633

Consolidated:

Reduction in depreciation expenses      R$69,744

a)             Loan costs were capitalized in the amount of R$179,626 (R$82,713 in 2009) in the parent Company and R$215,624 (R$85,260 in 2009) in the consolidated. These costs are basically estimated for mining, cement, long steel and Transnordestina projects, mainly relating to: (i) Casa de Pedra expansion (ii) construction of the cement plant in the city of Volta Redonda (State of Rio de Janeiro) and of the clinker plant in the city of Arcos (State of Minas Gerais); (iii) construction of the long steel mill in the city of Volta Redonda (State of Rio de Janeiro) and (iv) extension of Transnordestina railroad, which will connect the countryside of the northeast region to the ports of Suape (State of Pernambuco) and Pecém (State of Ceará).

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

DFP – STANDARD FINANCIAL STATEMENTS – December 31, 2010 – CIA SIDERURGICA NACIONAL

Version: 1

Below, the capitalization rates used in borrowing costs:

RATES
Specific projects	Non-specific projects
TJLP + 1.3% and 3.2% UM006 + 2.7%	7.44%

b)             The additions of depreciation, amortization and depletion for the period are presented as follows:

	Consolidated		Parent Company
	2010	2009	2010	2009
Production cost	770,542	747,164	614,679	559,628
Sales expenses	6,471	6,250	5,021	4,988
General and administrative expenses	29,156	26,738	8,152	7,471
	806,169	780,152	627,852	572,087

c)             CSN leases information technology equipment under several agreements and contracts as operating lease. Total expenses in 2010 added up to R$4,446 (R$3,731 in 2009).

d)             Itasa, CSN subsidiary, which chose to adopt attributable cost, adjusting opening balance sheets on the transition date as of January 1, 2009 for its fair values, estimated by external experts. The need to apply the attributable cost option was mainly due to the economic environment they operate and other particularities of the Company’s businesses. The effect in the parent Company was a reduction in the amount of R$36,232 recorded under shareholders’ equity.

15.   INTANGIBLE ASSETS

	Consolidated
	Goodwill	Intangible with definite useful life	Software	Other	Total
Acquisition cost
Balance on January 1, 2009	743,469	49,909	43,089		836,467
Acquisitions and expenses			5,628		5,628
Deferred income and social contribution taxes on goodwill of reverse merger in the subsidiary (**)	(39,462)				(39,462)
Balance on December 31, 2009	704,007	49,909	48,717		802,633
Acquisitions and expenses			25,239	1,002	26,241
Disposals			(23)		(23)
Balance on December 31, 2010	704,007	49,909	73,933	1,002	828,851
Amortization
Balance on January 1, 2009	(257,172)	(34,936)	(17,563)		(309,671)
Amortization		(4,991)	(7,275)		(12,266)
Impairment	(23,137)				(23,137)
Balance on December 31, 2009	(280,309)	(39,927)	(24,838)		(345,074)
Amortization		(4,991)	(16,353)		(21,344)
Disposals			23		23
Balance at the end of the period	(280,309)	(44,918)	(41,168)		(366,395)

Net intangible assets
January 1, 2009	486,297	14,973	25,526		526,796
December 31, 2009	423,698	9,982	23,879		457,559
December 31, 2010	423,698	4,991	32,765	1,002	462,456

(*) Transfer relating to deferred Income Tax/Social Contribution.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

DFP – STANDARD FINANCIAL STATEMENTS – December 31, 2010 – CIA SIDERURGICA NACIONAL

Version: 1

Concession intangible asset with definite useful life refers to the amount originally paid by shareholders, whose economic fundamental was the expectation of future result due to the concession right incorporated by the Company. Amortization is calculated by the straight-line method at 10% p.a.

	Parent Company
	Goodwill	Software	Total
Acquisition cost
Balance on January 1, 2009	206,928	17,327	224,255
Acquisitions and expenses		2,846	2,846
Goodwill in the reverse merger in the subsidiary (*)	76,599		76,599
Balance on December 31, 2009	283,527	20,173	303,700
Acquisitions and expenses		1,332	1,332
Disposals		(23)	(23)
Balance on December 31, 2010	283,527	21,482	305,009
Amortization
Balance on January 1, 2009	(183,790)	(4,416)	(188,206)
Amortization		(3,763)	(3,763)
Impairment	(23,137)		(23,137)
Balance on December 31, 2009	(206,927)	(8,179)	(215,106)
Amortization		(3,784)	(3,784)
Disposals		23	23
Balance on December 31, 2010	(206,927)	(11,940)	(218,867)

Net intangible assets
January 1, 2009	23,138	12,911	36,049
December 31, 2009	76,600	11,994	88,594
December 31, 2010	76,600	9,542	86,142

(**)The Company carried out a recoverability study for the tax benefit on goodwill resulting from the acquisition of subsidiaries, finding unnecessary to record impairment on such assets for fiscal year 2010.

Software useful life is 5 years. Annual depreciation rate is 20%.

Goodwill: The goodwill economic basis is the expected future profitability and, in accordance with the new pronouncements, these amounts are not amortized as from January 1, 2009, when they started to be subject only to impairment tests, which did not result in impairment charges.

Goodwill from investments	Balance in 2010	Investee
Parent Company
Galvasud	13,091	CSN
Prada	63,509	CSN
Subtotal Parent Company	76,600
NAMISA
CFM	339,615	Namisa
Cayman do Brasil	7,483	Namisa
Total consolidated	423,698

•       Goodwill test for impairment

For impairment test purposes, the goodwill is allocated to CSN’s operational divisions which represent the lowest level inside the Company in which goodwill is monitored for in-house management purposes, never above the Operational segments.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

DFP – STANDARD FINANCIAL STATEMENTS – December 31, 2010 – CIA SIDERURGICA NACIONAL

Version: 1

Cash generating unit	Segment	2010	2009	01/01/09
Mining (Namisa)	Mining	347,098	347,098	347,098
Ersa	Mining			23,137
Packaging	Steel	63,509	63,509	96,227
Flat steel	Steel	13,091	13,091	19,835
		423,698	423,698	486,297

The recoverable value of the Packaging Cash Generating Unit (CGU) was based on its value in use with the assistance of independent appraisers, which was used for impairment test, as the following criteria have been met:

•       No significant changes occurred in assets and liabilities;

•       The calculation resulted in a recoverable value that substantially exceeded the book value at CGU;

•       There is no evidence or facts and circumstances showing the loss of assets in use from the date of  last valuation prepared by independent appraisers.

The recoverable value of Cash Generating Units (“UCG”) Mining (Namisa) is above the book value and was determined based on the discounted cash flow, at a discount rate net of income and social contribution taxes of 9.72% p.a. in US dollars, considering long-term contracts for the purchase of iron ore maturing in 2042. Revenue from the sale of iron ore under these long-term contracts was limited to contractual amounts.

The recoverable value of Cash Generating Units mentioned above (except for Packages and Mining) was determined based on discounted cash flows and is above the book value. The projections used are based on budgets approved by CSN’s Board of Directors and consider the following items:

•       Average Gross Margin of each  Cash Generating Units based on track record and projections approved by the Board for the next 3 years;

•       Costs updates based on inflation projections in the long term;

•       Annual discount rate of 11.92% before income tax and social contribution;

•        Average growth rate used in extrapolated cash flows after the budgeted period of 0.5% p.a.

The Management determined the budgeted gross margin based on the past performance and market growth expectations. Cash flow amounts after 3 years were extrapolated based on estimated growth rates and based on projections included in specific reports of the sector.

During 2009, given the reduction  of production for strategic purposes, the Cash Generating Units Ersa registered losses due to a R$23.137 reduction in the recoverable amount. This loss was fully allocated to the goodwill and registered under other operating expenses.

Based on these assumptions, no impairment was identified in the aforementioned cash generating units.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

DFP – STANDARD FINANCIAL STATEMENTS – December 31, 2010 – CIA SIDERURGICA NACIONAL

Version: 1

16.   LOANS, FINANCING AND DEBENTURES

	Consolidated					Parent Compan
		Current liabilities		Non-current liabilities			Current liabilities		Non-current liabilities
	Rates (%)	2010	2009	2010	2009	Rates (%)	2010	2009	2010	2009
FOREIGN CURRENCY
Advance of Exchange Agreement (ACC)	4.35% and 4.98%		233,837			4.35% and 4.98%		233,837
Prepayment	1.24% to 3.50%	473,255	309,437	1,840,269	2,872,698	1.24% to 3.50%	473,485	59,136	2,006,889	1,357,726
Prepayment	3.51% to 7.50%	138,210		522,116		3.51% to 7.50%	372,519	515,008	1,454,688	2,729,647
Prepayment						7.51% to 10.00%	15,596	16,298	366,564	383,064
Perpetual bonds	7.00% and 9.50%	2,268	26,191	1,666,200	1,305,900
Fixed rate notes	6.50% to 9.75%	76,006	29,339	3,832,260	2,263,560	1.50% to 5.65%	6,613	683,217	1,949,345	1,110,892
Fixed rate notes	10.50%	32,074	33,518	666,480	696,480	9.13%	7,349	7,679	999,720	1,044,720
Import financing	3.52% to 6.00%	57,293	42,107	59,322	80,481	3.52% to 6.00%	31,626	20,242	23,437	16,613
Import financing	6.01% to 8.00%	16,849	38,041	24,396	41,679	6.01% to 8.00%	16,849	38,041	24,396	41,679
BNDES/Finame	Int. rate Res. 635/87 + 1.70% and 2.70%	20,085	19,796	55,256	75,241	Int. rate Res. 635/87 + 1.70% and 2.70%	17,875	17,479	50,148	67,615
Other	3.30% and 4.19% and 5.37% and CDI + 1.20%	85,790	27,826	103,587	126,870	Libor 6M + 2.25% and 4.00%	34,603	28,204	68,504	74,887
		901,830	760,092	8,769,886	7,462,909		976,515	1,619,141	6,943,691	6,826,843

LOCAL CURRENCY

BNDES/Finame	TJLP + 1.50% to 3.20%	308,968	280,802	1,907,596	1,634,920	TJLP + 1.50% to 3.20%	196,176	181,348	910,961	953,492
Debentures	103.60 % CDI and 9.40% + IGPM and 1.00% + TJLP	41,750	30,659	1,760,846	624,570	103.60 % CDI	26,755	21,592	600,000	600,000
Prepayment	104.80% and 109.50 % CDI	64,216	31,217	3,400,000	1,400,000	104.80% and 109.50 % CDI	38,266	31,217	1,400,000	1,400,000
CCB	112.50% CDI	1,354	19,782	3,000,000	2,000,000	112.50% CDI	1,354	19,782	3,000,000	2,000,000
Intercompany						100.50% to 105.50% CDI	1,155,991
Other	100% IGPDI and 106% CDI and CDI + 0.29% and 5% and 14%	26,443	18,489	23,303	93,444	100% IGPDI	1,744	1,570	6,964	7,833
		442,731	380,949	10,091,745	5,752,934		1,420,286	255,509	5,917,925	4,961,325
Total loans and financing		1,344,561	1,141,041	18,861,631	13,215,843		2,396,801	1,874,650	12,861,616	11,788,168
Transaction costs		(35,929)	(27,121)	(80,816)	(62,162)		(30,454)	(23,568)	(44,614)	(56,060)
Total loans and financing + transaction costs		1,308,632	1,113,920	18,780,815	13,153,681		2,366,347	1,851,082	12,817,002	11,732,108

On December 31, 2010, funding transaction costs are as follows:

	Consolidated
	Short-term	Long-term
		Total	2012	2013	2014	2015	After 2015	TJ (1)	TIR (2)
Fixed rate notes	3,900	23,155	2,786	2,920	2,219	2,068	13,162	6,5% até 10%	6,75% até 10,7%
BNDES	637	5,602	2,763	403	334	300	1,802	1,3% até 1,7%	1,44% até 7,39%
BNDES	1,578	3,440	1,578	1,578	284			2,2% até 3,2%	7,59% até 9,75%
Pre-payment	7,590	27,089	7,591	7,591	5,928	1,750	4,229	109,50% e 110,79% CDI	10,08% até 12,44%
Pre-payment	676	3,461	676	676	676	578	855	2,37% e 3,24%	2,68% até 4,04%
CCB	20,765	17,881	16,727	1,154				113,5% até 117,5% CDI	11,33% até 12,82%
Other	783	188	188					103,6% CDI	12.59%
Total	35,929	80,816	32,309	14,322	9,441	4,696	20,048
	Parent Company
	Short-term	Long-term
		Total	2012	2013	2014	2015	After 2015	TJ (1)	TIR (2)
Fixed rate notes	701	1,403	701	702				9.75%	10.01%
BNDES	403	3,242	403	403	334	300	1,802	1,30% até 1,70%	1,44% até 7,39%
BNDES	1,453	3,149	1,453	1,453	243			2,2% até 3,2%	7,59% até 9,75%
Prepayment	5,841	15,861	5,841	5,841	4,179			109,50% CDI	10.08%
Prepayment	509	2,891	509	509	509	509	855	2,37% e 3,24%	2,68% até 4,04%
CCB	20,765	17,881	16,727	1,154				112,5% CDI	11,33% até 12,82%
Other	782	187	187					103,6% CDI	12.59%
Total	30,454	44,614	25,821	10,062	5,265	809	2,657

(1)           TJ – contractual annual interest rate

(2)           TIR – internal return annual rate

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

DFP – STANDARD FINANCIAL STATEMENTS – December 31, 2010 – CIA SIDERURGICA NACIONAL

Version: 1

On December 31, 2010, the principal of long-term loans, financing and debentures presents the following composition, by year of maturity:

	Consolidated		Parent Company
2012	2,165,803	11.5%	2,083,976	16.2%
2013	2,088,254	11.1%	2,574,384	20.0%
2014	1,947,418	10.3%	2,074,421	16.1%
2015	2,187,899	11.6%	2,463,610	19.2%
2016	2,221,853	11.8%	1,732,319	13.5%
After 2016	6,584,204	34.9%	1,932,906	15.0%
Perpetual bonds	1,666,200	8.8%
	18,861,631	100.0%	12,861,616	100.0%

In September 2009, the Company issued bonds amounting to US$750 million through subsidiary CSN Islands XI Corp., which are due in September 2019 and pay 6.875% p.a., and interest rates paid twice a year as of March 2010. The Issuer may redeem the transaction in advance, with the payment of premium to the bonds’ creditors.

In July 2010, the Company issued bonds amounting to US$1 billion through its subsidiary CSN Resources, which are due in July 2020 and pay 6.5% p.a., its interest rates are paid twice a year as of January 2011. The Issuer may redeem the transaction in advance, with the payment of premium to the bonds’ creditors.

In September 2010, the Company issued bonds amounting to US$1 billion through subsidiary CSN Islands XII Corp. These indefinite maturity bonds pay 7% p.a. and  interest rates will be paid quarterly as of December 2010, and the issuer has the option to redeem the transaction at its face value in any maturity date for the interest as of September 23, 2015 (including).

On October 14, 2010, the Company fully redeemed Guaranteed Perpetual Bonds issued in 2005, through its wholly-owned subsidiary CSN Islands X Corp., guaranteed by CSN, at a 9.50% p.a. interest rate and amounting to US$750 million, plus the accrued interest rates and not paid up to the redemption date and any additional amounts payable regarding the Guaranteed Perpetual Bonds.

The collateral provided for loans comprise fixed asset items, sureties, bank guarantees and securitization operations (exports), as shown in the following table and do not include the guarantees provided to subsidiaries and jointly-owned subsidiaries.

	2010	2009
Property, plant and equipment	47,985	47,985
Personal guarantee	74,488	74,612
Imports	21,820	41,964
Securitization (exports)	288,338	206,125
	432,631	370,686

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

DFP – STANDARD FINANCIAL STATEMENTS – December 31, 2010 – CIA SIDERURGICA NACIONAL

Version: 1

The following table shows the amortization and funding in the current period:

	Consolidated		Parent Company
	2010	2009	2010	2009
Opening balance	14,356,884	11,983,153	13,662,818	13,064,803
Funding	8,789,548	7,671,696	2,663,709	5,946,354
Amortization	(3,897,405)	(3,775,593)	(2,393,173)	(3,457,822)
Other (*)	957,165	(1,522,372)	1,325,063	(1,890,517)
Closing balance	20,206,192	14,356,884	15,258,417	13,662,818

(*) Including exchange and monetary variations.

a) Loans and financing with certain agents contain covenants, with which the Company is in compliance on December 31, 2010.

•       DEBENTURES

i. Companhia Siderurgica Nacional

Fourth issue

As approved at the Board of Directors Meeting held on December 20, 2005 and ratified on April 24, 2006, the Company issued, on February 1, 2006, 60,000 non-convertible and unsecured debentures, in one single tranche, with a unit face value of R$10. These debentures were issued in the total issuance value of R$600,000. The credits from the negotiations with the financial institutions were received on May 3, 2006.

Compensation interest is applied on the face value of these debentures corresponding to 103.6% of the Clearing House for the Custody and Financial Settlement of Securities (Cetip) Interbank Deposit Certificate (CDI), and the maturity of the face value is scheduled for February 1, 2012, with early redemption option.

ii. Transnordestina Logística

On March 10, 2010, Transnordestina Logística S.A., obtained from the Northeast Development Bank (FDNE), approval for the issue of the 1st series of its 1st Private Issue of debentures convertible into shares, totaling ten tranches amounting to R$2,672,400. The first, third, fourth, seventh and ninth tranches refer to funds to be invested in module Missão Velha – Salgueiro – Trindade and Salgueiro – Port of Suape, which also includes investments in Port of Suape and reconstruction of stretch Cabo – Porto Real de Colégio. The second and fifth tranches refer to funds to be invested in module Eliseu Martins – Trindade. The sixth, eighth and tenth tranches refer to funds to be invested in module Missão Velha – Pecém, which also includes investments in Port of Pecém. The second and third tranches were fully subscribed and paid-up according to the dates and amounts shown below:

Issue	Series	General Meeting	Number Issued	Unitary Face Value	Issue	Maturity	Charges	Balance 2010
1st	1st	02/08/10	336,647,184	R$ 1.00	09/03/10	03/10/27	TJLP + 0.85% p.a	336,647
1st	2nd	02/08/10	350,270,386	R$ 1.00	25/11/10	03/10/27	TJLP + 0.85% p.a	350,270
1st	3rd	02/08/10	338,035,512	R$ 1.00	01/12/10	03/10/27	TJLP + 0.85% p.a	338,036

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

DFP – STANDARD FINANCIAL STATEMENTS – December 31, 2010 – CIA SIDERURGICA NACIONAL

Version: 1

17.   FINANCIAL INSTRUMENTS

I - Identification and valuation of financial instruments

The Company operates with several financial instruments, from which the most relevant are funds available, including financial investments, securities, trade accounts receivable, accounts payable to suppliers and loans and financing. In addition, the Company also operates with derivative financial instruments, especially exchange swap and interest rate swap operations.

Considering the nature of instruments, the fair value is basically determined by using market prices in Brazil and abroad and prices at the Commodities and Futures Exchange. The amounts recorded in current assets and liabilities either have acid test ratio or are mostly due in three-month periods or less. Given the term and characteristics of these instruments, which are systematically renegotiated, book values are close to fair values.

Classification of financial instruments

	2010					2009
Consolidated - R$ thousand	Available- for-sale	Fair value through profit and loss	Loans and receivables - effective rate	Other liabilities - Amortized cost method	Balances	Available- for-sale	Fair value through profit and loss	Loans and receivables - effective rate	Other liabilities - Amortized cost method	Balances
Assets
Current
Cash and cash equivalents			10,239,278		10,239,278			7,970,791		7,970,791
Net accounts receivable			1,259,461		1,259,461			1,186,315		1,186,315
Guarantee margin of financial instruments			254,485		254,485			115,949		115,949
Securitization reserve fund			22,644		22,644			91,703		91,703

Non-current
Other receivables			73,731		73,731			59,952		59,952
Investments	2,102,112				2,102,112	319,727				319,727
Securitization reserve fund			32,031		32,031			34,389		34,389

Liabilities
Current
Loans and financing				1,302,811	1,302,811				1,110,382	1,110,382
Debentures				41,750	41,750				30,659	30,659
Derivatives		116,407			116,407		77,147			77,147
Suppliers				521,156	521,156				504,223	504,223
Non-current
Loans and financing				17,100,785	17,100,785				12,591,273	12,591,273
Debentures				1,760,844	1,760,844				624,570	624,570
Derivatives		263			263		18,730			18,730

Fair value measuring

Financial instruments recorded at their fair value require the disclosure of fair value measurement in three hierarchical levels:

•           Level 1: prices stated (unadjusted) in current markets for identical assets and liabilities

•           Level 2: Other information available, except that of level 1, which is noticeable to assets or liabilities, directly (with prices) or indirectly (resulting from prices).

•           Level 3: Available information due to little or none market activity, which is significant to set assets fair value.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

DFP – STANDARD FINANCIAL STATEMENTS – December 31, 2010 – CIA SIDERURGICA NACIONAL

Version: 1

The table below shows financial instruments recorded at fair value, using the evaluation method:

	2010				2009
Consolidated - R$ thousand	Level 1	Level 2	Level 3	Balances	Level 1	Level 2	Level 3	Balances
Assets
Non-current
Available-for-sale financial assets
Investments	2,102,112			2,102,112	319,727			319,727

Liabilities
Current
Financial liabilities at fair value through profit and loss
Derivatives		116,407		116,407		77,147		77,147

Non-current
Derivatives		263		263		18,729		18,729

Instruments related to other price fluctuation risks for financial assets

II - Cash and cash equivalents, financial investments, accounts receivable, other current assets, suppliers, accounts payable and other current liabilities

Amounts that are accounted for in the financial statements by their book value are substantially similar to those which would be reached in case they were traded in the market. Fair values of other long-term assets and liabilities are not significantly different from their book values, except for the amounts below.

The estimated fair value for consolidated long-term loans and financing was calculated at market rates in force, considering the nature, term and risks similar to those of registered contracts, compared below:

	2010		2009
	Book Value	Market Value	Book Value	Market Value
Perpetual bonds	1,668,468	1,663,701	1,332,091	1,317,327
Fixed Rate Notes	4,605,997	4,966,629	3,022,138	3,283,359

III – Investments in available-for-sale securities and measured at fair value through profit and loss

These mainly represent investments in shares acquired in Brazil and abroad from first-tier companies rated by international rating agencies as investment grade, which are recorded in non-current assets and gains and eventual losses are recorded in shareholders’ equity, remaining there until the effective realization of these securities, or when an eventual loss is deemed impaired.

Financial assets measured at fair value through profit and loss are recorded under current assets and gains and eventual losses are recorded as financial revenue and expenses respectively.

IV - Financial risk management policy

The Company has and follows a risk management policy that provides guidance on the risks incurred by the Company. According to this policy, the nature and general position of financial risks is regularly monitored and managed with the purpose of evaluating results and the financial impact on cash flow. Credit limits and the quality of the counterparties’ hedge are also periodically revised.

The risk management policy was established by the Board of Directors. According to this policy, market risks are hedged when it is considered necessary to support the corporate strategy or when it is necessary to maintain the financial flexibility level.

Under the risk management policy, the Company manages some risks by using derivative instruments. The Company’s risk policy forbids speculative negotiations and short sale.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

DFP – STANDARD FINANCIAL STATEMENTS – December 31, 2010 – CIA SIDERURGICA NACIONAL

Version: 1

•         Liquidity risk

This is the risk that the Company might not have sufficient cash to honor its financial commitments, due to term or volume mismatch between receipts and expected payments.

In order to manage cash liquidity in domestic and foreign currency, disbursement and future receipts assumptions were established and are daily monitored by the Treasury. Payment schedules for long-term installments of loans, financings and debentures are presented in Note16.

Below are the contracted financial liabilities maturities, including the payment of estimated interest.

	Consolidated
December 31. 2010	Less than 1 year	1 -2 years	2 - 5 years	Over 5 years
Loans, financing and debentures	1,344,561	4,254,057	6,357,168	8,250,406
Derivative financial instruments	116,407	263
Suppliers	521,156

December 31. 2009
Loans, financing and debentures	1,141,041	5,864,415	4,150,017	3,201,411
Derivative financial instruments	77,147	18,729
Suppliers	504,223

•         Exchange rate risk

The Company evaluates its exposure to exchange rate risk by subtracting its liabilities from its assets in US dollar, Euro and Iene, recording its net exposure to exchange risk, which is effectively the exposure risk in foreign currency. Therefore, in addition to accounts receivable from exports and investments abroad that are economically natural hedge instruments, the Company evaluates and uses several financial instruments, such as derivative instruments (swap, dollar x real, future exchange contracts) to manage its exposure to exchange rate variation risks of the real against U.S. dollar.

Policies for the use of hedging derivatives

The Company’s financial policy reflects the liquidity parameters, credit and market risk approved by the Audit Committee and Board of Directors. The use of derivative instruments, with the purpose of preventing interest rate and foreign exchange rate fluctuations from having a negative impact on the Company’s balance sheet and statement of income, should comply with the same parameters. Pursuant to internal rules, this financial investment policy was approved and is managed by the Board of Executive Officers.

As a routine, the Board of Executive Officers presents and discusses, at the meetings of the Board of Executive Officers and Board of Directors, the Company’s financial positions. Pursuant to the Bylaws, significant amount operations require previous approval by the Company’s Management. The use of other derivative instruments is subject to prior approval by the Board of Directors.

In order to finance its activities, the Company often resorts to capital markets, either domestic or international ones, and due to the debt profile it seeks, part of the Company’s debt is pegged to foreign currency, mainly to the U.S. dollar, which motivates the Company to seek hedge for its indebtedness through derivative financial instruments.

In order to contract financial instruments and derivatives with the purpose of hedge in compliance with the structure of internal controls, the Company adopts the following policies:

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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•           continuous ascertainment of the exchange exposure, which occurs by means of the assessment of assets and liabilities exposed to foreign currency, within the following terms: (i) accounts receivable and payable in foreign currency; (ii) cash and cash equivalents and debt in foreign currency, considering the maturity of assets and liabilities exposed to exchange rate fluctuation;

•           presentation of the financial position and foreign exchange exposure, as a routine, at meetings of the Board of Executive Officers and of the Board of Directors which approve this hedging strategy;

•           contracting of hedge derivative operations only with first-tier banks, diluting the credit risk due to diversification of these banks;

The consolidated net exposure to the foreign exchange rate on December 31, 2010 is shown as follows:

2010
Consolidated (amounts in US$ thousand)
Cash and cash equivalents abroad	4,239,578
Margin of derivative guarantee	152,734
Trade accounts receivable - foreign market clients	96,584
Securitization reserve fund	32,814
Other assets	130,645
Total assets	4,652,355
Loans and financing	(5,734,873)
Suppliers	(7,795)
Other liabilities	(59,981)
Total liabilities	(5,802,649)
Gross exposure	(1,150,294)
Notional value of contracted derivatives	1,249,529
Net exposure	99,235

The results obtained with these operations are in accordance with the policies and strategies defined by the Management.

•         Real-U.S. Dollar Commercial Exchange Rate Futures Contract

It seeks to hedge foreign-denominated liabilities against the Real variation. The Company may buy or sell commercial U.S. dollar futures contracts on the Commodities and Futures Exchange (BM&F) to mitigate the foreign currency exposure of its US dollar-denominated liabilities. The specifications of the Real-U.S. dollar exchange rate futures contract, including detailed explanation on the contracts’ characteristics and calculation of daily adjustments, are published by BM&F and disclosed on its website (www.bmf.com.br). In 2010, the Company paid R$179,564 and received R$259,490 in adjustments, thus having a gain of R$79,926. Gains and losses from these contracts are directly related to the currency fluctuations. On December 31, 2010, the Company did not have outstanding transactions.

•         Exchange swap transactions

The Company carries out exchange swap operations, aiming to protect its assets and liabilities of possible US dollar/Brazilian real fluctuations. Said exchange swap protection provides the Company, through the contract long position, FRA (Forward Rate Agreement) exchange coupon gain, which at the same time improves investment rates and reduces fundraising in the foreign market.

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On December 31, 2010, the Company held an exchange swap long position of US$1,178,000 thousand  (US$1,519,500 thousand in 2009), where it was received, from the long position, exchange variation over 2.29% per year on average (in 2009 exchange variation over 0.88% per year), and paid 100% of CDI in the exchange swap contract short position.

On December 31, 2010, the consolidated position of these contracts is as follows:

i) Outstanding operations

	Notional value (US$ thousand)		Valuation 2010 (R$ thousand)		Fair value (market) (R$	Amount payable in the year (R$ thousand)

Counterparties	2010	Operation maturity	Long-term position	Short-term position	2010	Amount payable

HSBC	223,000	01/03/11	372,794	(385,900)	(13,106)	(13,106)
Deutsche Bank	265,000	01/03/2011 to 02/01/2011	443,143	(468,544)	(25,401)	(25,401)
Itau BBA	450,000	01/03/11	751,835	(778,892)	(27,057)	(27,057)
Santander	110,000	01/03/2011 to 01/02/2015	183,787	(190,395)	(6,608)	(6,608)
Goldman Sachs	130,000	01/03/2011 to 01/02/2015	215,302	(224,658)	(9,356)	(9,356)
	1,178,000		1,966,861	(2,048,389)	(81,528)	(81,528)

ii) Settled operations

	Notional value (US$ thousand)		Valuation 2010 (R$ thousand)		Valuation 2009 (R$ thousand)		Fair value (market) (R$ thousand)		Amount paid/received in the year (R$ thousand)

Counterparties	2010	2009	Long-term position	Short-term position	Long-term position	Short-term position	2010	2009	Amount received	Amount paid

Deutsche Bank	983,000		1,740,799	(1,748,563)			(7,764)		6,170	(13,934)
Goldman Sachs	2,132,000	300,000	3,857,227	(3,845,925)	523,270	(527,928)	11,302	(4,658)	54,579	(38,619)
HSBC	3,680,500		6,442,985	(6,587,554)			(144,569)		17,266	(161,835)
Itau BBA	2,890,000	130,000	5,081,102	(5,111,321)	226,753	(228,968)	(30,219)	(2,215)	64,845	(92,849)
Santander	4,601,220	1,024,500	8,285,964	(8,292,883)	1,788,212	(1,824,172)	(6,919)	(35,960)	131,592	(102,551)
Westlb	265,000	65,000	475,789	(491,788)	113,379	(114,569)	(15,999)	(1,190)		(14,809)
	14,551,720	1,519,500	25,883,866	(26,078,034)	2,651,614	(2,695,637)	(194,168)	(44,023)	274,452	(424,597)

The net position of the aforementioned contracts is recorded in a specific derivative account as a loss in the amount of R$81,528 in 2010 (loss of R$44,023 in 2009) and its effects are recognized in the Company’s financial result as loss in the amount of R$231,673.

The subsidiaries Tecon and Lusosider maintain derivative operations to hedge against Yen and US Dollar exposures. The notional value of these operations are JPY 2,390,398 and US$3,065 respectively and the results of these operations are consolidated in the Company’s results in the amount of R$11,387. As of December 31,2010, the net liability position was R$ 8,042.

The jointly-owned subsidiary MRS Logística has derivative (swap) operations with a notional of US$71,529 which caused proportional losses to the Company’s interest, in the amount of R$19,775 recognized in CSN’s consolidated financial results. On December 31, 2010, the net liability position was R$ 27,517.

In addition to the swaps above mentioned, the Company also made NDFs (Non Deliverable Forward) of its assets in Euros. Basically, the Company realized financial derivatives of its assets in Euros, from which it will receive the difference between the exchange variation in U.S. dollars observed in the period, multiplied by the notional value (long position) and pays the difference between the exchange variation in Euros observed in the period, over the notional value in Euros on the agreement date (short position). These are over-the-counter Brazilian market operations, and first-tier financial institutions are the counterparties, contracted within exclusive funds.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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On December 31, 2010, the consolidated position of these agreements was as follows:

i)              Outstanding transactions

	Notional value (EUR thousand)		Valuation - 2010 (R$ thousand)		Fair value (market) (R$ thousand)	Amount receivable in the year (R$ thousand)

Counterparties	2010	Operation maturity	Long-term position	Short-term position	2010	Amount receivable

Deutsche Bank	25,000	1/20/2011	56,648	(55,707)	941	941
Goldman Sachs	50,000	1/20/2011	113,295	(111,415)	1,880	1,880
HSBC	15,000	1/20/2011	34,029	(33,424)	605	605
	90,000		203,972	(200,546)	3,426	3,426

ii)             Settled operations

	Notional value (EUR thousand)		Valuation - 2010 (R$ thousand)		Amount payable in the year (R$ thousand)

Counterparties	2010	Operation maturity	Long-term position	Short-term position	Amount receivable / received	Amount payable / paid
Itau BBA	25,000	07/12/10	56,833	(57,010)		(177)
Deutsche Bank	30,000	7/12/2010 to 9/15/2010	68,061	(68,266)		(205)
HSBC	75,000	7/12/2010 to 11/18/2010	170,998	(175,322)		(4,324)
Goldman Sachs	125,000	9/15/2010 to 11/18/2010	283,127	(288,610)		(5,483)
	255,000		579,019	(589,208)		(10,189)

•         Sensitivity analysis

For the consolidated exchange operations with US Dollar fluctuation risk, based on the foreign exchange rate on December 31, 2010 of R$1.6662 per US$1.00, adjustments were estimated for five scenarios:

- Scenario 1: Probable scenario, 1.6736 future U.S. Dollar rate in the BM&F, maturing on February 1st, 2010, collected on December 31, 2010;

- Scenario 2: (25% of Real appreciation) R$/US$ parity of 1.2497;

- Scenario 3: (50% of Real appreciation) R$/US$ parity of 0.8331;

- Scenario 4: (25% of Real devaluation) R$/US$ parity of 2.0828;

- Scenario 5: (50% of Real devaluation) R$/US$ parity of 2.4993.

	2010
	Risk	US$ notional value	Scenario 1	Scenario 2	Scenario 3	Scenario 4	Scenario 5
		1.6662	1.6736	1.2497	0.8331	2.0828	2.4993
Exchange swap	U.S. Dollar fluctuation	1,178,000	8,720	(490,696)	(981,392)	490,696	981,392

Exchange position - functional currency Brazilian Reais	U.S. Dollar fluctuation	(1,150,294)	(8,514)	479,155	958,310	(479,155)	(958,310)
(not including foreign exchange derivatives above)

Consolidated exchange position	U.S. Dollar fluctuation	99,235	735	(41,336)	(82,673)	41,336	82,673
(including foreign exchange derivatives above)

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

DFP – STANDARD FINANCIAL STATEMENTS – December 31, 2010 – CIA SIDERURGICA NACIONAL

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For the consolidated exchange operations with Euro fluctuation risk, based on the foreign exchange rate on December 31, 2010 of R$2.2280 per €$1.00, adjustments were estimated for five scenarios:

- Scenario 1: Probable scenario, R$2.2188 future Euro rate in the BM&F, maturing on February 1st, 2010, collected on December 31, 2010;

- Scenario 2: (25% of Real appreciation) R$/€$ parity of 1.6710;

- Scenario 3: (50% of Real appreciation) R$/€$ parity of 1.1140;

- Scenario 4: (25% of Real devaluation) R$/€$ parity of 2.7850;

- Scenario 5: (50% of Real devaluation) R$/€$ parity of 3.3420.

	2010
	Risk	EUR Notional value	Scenario 1	Scenario 2	Scenario 3	Scenario 4	Scenario 5
		2.2280	2.2188	1.6710	1.1140	2.7850	3.3420
Exchange swap	EURO fluctuation	90,000	(831)	(50,130)	(100,260)	50,130	100,260
Exchange position - functional currency
Brazilian Reais	EURO fluctuation	5,588	(52)	(3,113)	(6,225)	3,113	6,225
(not including foreign exchange derivatives above)
Consolidated exchange position	EURO fluctuation	95,588	(883)	(53,243)	(106,485)	53,243	106,485
(including foreign exchange derivatives above)

•       Interest rate risk

Short and long-term liabilities, indexed to floating interest rates and inflation indexes. Due to this exposure, the Company maintains derivatives to manage these risks better.

•         Libor x CDI swap transactions

The purpose of these transactions is to hedge liabilities indexed to US Dollar Libor from Brazilian interest rate fluctuations. The Company has basically executed swaps of its liabilities indexed to Libor, in which it receives interest of 1.25% p.a. on the notional value in dollar (long position) and pays 96% of the Interbank Deposit Certificate – CDI on the notional value in Reais on the date of the contracting (short position). The notional value of these swaps on December 31, 2010 is US$150,000 thousand, hedging an export pre-payment operation in the same amount. The gains and losses from these contracts are directly related to exchange (dollar), Libor and CDI fluctuations. They are related to operations in the Brazilian over-the-counter market, in general, having first-tier financial institutions as counterparts.

On December 31, 2010, the position of these contracts is as follows:

a)     Outstanding operations

		Notional value US$ thousand	Valuation-2010 (R$ thousand)		Fair value (market) (R$ thousand)	Amount payable in the year (R$ thousand)

Date of maturity	Counterparties	2010	Long-term position	Short-term position	2010	Amount payable
2/12/2011	CSFB	150,000	254,575	(257,584)	(3,009)	(3,009)

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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b)     Settled operations

		Notional value US$ thousand		Valuation - 2010 (R$ thousand)		Valuation - 2009 (R$ thousand)		Fair value (market) (R$ thousand)
Date of maturity	Counterparties	2010	2009	Long-term position	Short-term position	Long-term position	Short-term position	2010	2009	Amount paid
02/12/2010	CSFB	150,000	150,000	255,316	(259,411)	254,787	(256,971)	(4,095)	(2,184)	(1,911)
05/12/2010	CSFB	150,000		255,228	(259,066)			(3,838)		(3,838)
12/08/2010	CSFB	150,000		255,367	(260,316)			(4,949)		(4,949)
12/11/2010	CSFB	150,000		255,320	(260,475)			(5,155)		(5,155)
				1,021,231	(1,039,268)	254,787	(256,971)	(18,037)	(2,184)	(15,853)

The net position of the aforementioned contracts is recorded in a specific derivative account as loss in the amount of R$3,009 on December 31, 2010 and its effects are recognized in the Company’s financial result as a loss in the amount of R$18,862.

•         Sensitivity analysis of interest rate swaps

	2010
	US$ notional	Risk	Probable	25%	50%
Interest rate swaps Libor vs CDI	150,000	(Libor) US$	(1,795)	(26,823)	(31,904)

•         Sensitivity analysis of interest rate variations

The Company considers the effects of a 5% increase or decrease of interest rates over its loans, financing and outstanding debentures on December 31, 2010 of its Consolidated Financial Statements.

	Effects on results
	2010	2009
Variations in interest rates
TJLP	6,465	5,603
Libor	7,102	7,466
CDI	42,103	17,209

•         Share’s market price risks

The Company is exposed to risks of changes in share prices due to the investments held and classified as available for sale.

The table below summarizes the share price variation effects on shareholders’ equity and other comprehensive income.

	Consolidated
Other comprehensive income	2010	2009
Net variation in the market value of available-for-sale financial instruments	515,572	36,885

The Company received in 2010 the amount of R$11,754 referring to interest on shareholders’ equity.

 Investments in ADR/shares acquired from first-tier companies traded at BOVESPA and ASX (Australian Securities Exchange).

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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The sensitivity analysis is based on the assumption of maintaning the market values of 12/31/2010 as probable scenario. Therefore, not impacting on the above-mentioned financial instruments classified as available for sale. The Company considered the scenarios presented below for volatilidade das ações.

Scenario 1: (25% of shares appreciation);

Scenario 2: (50% of of shares appreciation);

Scenario 3: (25% of shares devaluaition);

Scenario 4: (50% of shares devaluation)

	Impact on Shareholders' Equity
Companies	25%	50%	25%	50%
Usiminas	204,934	409,867	(204,934)	(409,867)
Riversdale Mining Limited	103,103	206,205	(103,103)	(206,205)
Planatlântica	2,551	5,101	(2,551)	(5,101)
	310,587	621,174	(310,587)	(621,174)

•         Credit risk

The exposure to credit risk of financial institutions complies with the parameters established in the financial policy. The Company normally uses a detailed analysis of its equity and financial situation, in addition to that of its customers and suppliers, establishing a credit limit and a permanent follow up of its debt balance.

Regarding its financial investments, the Company only invests in low credit risk institutions assessed by rating agencies. Since part of the Companies’ funds is invested in Brazilian government bonds, there is also exposure to the Brazil’s credit risk.

•         Capital Management

The Company manages its capital structure with the purpose of protecting/preserving its capacity to continually offer return to shareholders and benefits to other interested parties, in addition to keeping an ideal capital structure to reduce this cost.

Other risks instruments associated with fluctuation in prices of financial assets

Total return equity swap contracts

On August 13, 2009, the Company pre-settled the total return equity swap operation contracted on September 5, 2008, as approved by the Board of Directors on July 8, 2009.

			2009
Date of issue	Settlement date	Notional value (US$	Assets	Liabilities	Market value
9/5/2008	8/13/2009	1,050,763	1,364,812	(1,934,741)	(569,929)

Despite this operation’s accumulated losses from September 5, 2008 up to the date of its settlement, in the amount of R$569,929, during 2009 the operation generated a profit totaling R$1,026,465.

Swap contract without cash, had as counterpart Banco Goldman Sachs International, was pegged to 29,684,400 American Depositary Receipts (“ADR”) of Companhia Siderúrgica Nacional (long position) and Libor of 3 months + spread of 0.75% p.a. (short position).

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The gains and losses from this contract were directly related to foreign exchange fluctuations, the Company’s ADRs and Libor quotation. This instrument was recorded in other accounts payable in the balance sheet, and gains and loss, by accrual period, in the Company’s financial income (loss).

This operation had deposit related to the guarantee margin with the counterparty in the amount of US$593,410 remunerated daily at the Fed Fund rate, and this deposit was released on the operation settlement date. The guarantee margin was recorded in other accounts receivable under current assets.

V – Guaranteed deposits

The Company has guaranteed deposits amounting to R$254,485 (R$115,964 in 2009); which is invested at the Deutsche to guarantee the derivative financial instrument agreements, specially swap between CSN Islands VIII and CSN. Additionally, the Company has a securitization reserve fund amounting to R$54,675 (R$126,092 in 2009) as set forth in the securitization program agreements (see Note 16).

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18.   OTHER LIABILITIES

Other liabilities classified under current and non-current liabilities are as follows:

	Current				Non current
	Consolidated		Parent Company		Consolidated		Parent Company
	2010	2009	2010	2009	2010	2009	2010	2009
Obligations with related parties (Note 5)	148,364	80,062	372,185	200,152	3,028,924	2,980,772	8,141,037	8,056,146
Unrealized losses with derivatives (Note 17)	116,407	77,146	3,010	2,184	263	18,729
Dividends and interest on shareholders' equity	631,344	383,079	630,051	383,079
Advances to clients	35,361	85,464	29,003	29,607
Taxes paid in installments (Note 20)	656,678	582,190	652,894	547,292	859,898	437,231	829,537	277,050
Other liabilities	266,798	410,633	223,848	319,224	178,350	229,591	136,996	144,776
	1,854,952	1,618,574	1,910,991	1,481,538	4,067,435	3,666,323	9,107,570	8,477,972

19.   SURETIES AND GUARANTEES

The Company has the following liabilities with its subsidiaries and jointly-owned subsidiaries, in the amount of R$7,484,271 (R$4,863,348 in 2009), for guarantees provided:

	In million
	Currency	Maturity	Loans		Tax foreclosure		Other		Total
			2010	2009	2010	2009	2010	2009	2010	2009
Transnordestina	R$	06/01/2010 to 05/08/2028	1,145,397	298,000			5,186	2,800	1,150,583	300,800
CSN Cimentos	R$	Indefinite			32,745	26,100	26,987	26,987	59,732	53,087
Prada	R$	Indefinite			9,958	9,900	740	1,900	10,699	11,800
Sepetiba Tecon	R$	Indefinite	1,465	1,900	15,000	15,000	61,519	66,500	77,983	83,400
Itá Energética	R$	09/15/2013	9,587	93,700					9,587	93,700
CSN Energia	R$	Indefinite			1,029	1,000	2,336	3,300	3,365	4,300
Total in R$			1,156,449	393,600	58,732	52,000	96,767	101,487	1,311,948	547,087

CSN Islands VIII	US$	12/16/2013	550,000	550,000					550,000	550,000
CSN Islands IX	US$	01/15/2015	400,000	400,000					400,000	400,000
CSN Islands X	US$	Perpetual		750,000						750,000
CSN Islands XI	US$	09/21/2019	750,000	750,000					750,000	750,000
CSN Islands XII	US$	Perpetual	1,000,000						1,000,000
Aços Longos	US$	12/31/2011	4,431	8,700					4,431	8,700
CSN Resources	US$	07/21/2020	1,000,000						1,000,000
CSN Cimentos	US$	07/15/2010		200						200
Namisa	US$	12/31/2009		20,000						20,000
Total in US$			3,704,431	2,478,900					3,704,431	2,478,900
Total in R$			6,172,323	4,316,261					6,172,323	4,316,261
			7,328,772	4,709,861	58,732	52,000	96,767	101,487	7,484,271	4,863,348

20.   TAXES PAID IN INSTALLMENTS

•                     Tax recovery program (Refis)

•                     Federal Refis

On November 26, 2009, CSN and its subsidiaries adhered to the Federal Tax Repayment Program (REFIS) introduced by Law 11,941/09 and Provisional Measure 470/09, in order to settle their tax and social security liabilities through a special settlement and installment payment system. The adhesion to special tax programs reduced the amount payable of fines, interests and legal charges previously due.

The Management’s decision took into account the matters judged by higher courts, as well as the evaluation of its external advisors as to the possibility of a favorable court decision for the lawsuits in progress.

In November 2009 and February 2010, companies recorded the adjustments necessary to be made in the provisions, as well as reductions in debits set forth in special programs, according to the waiver date of administrative appeals or legal proceedings. In 2009, the Parent Company recorded a positive effect of R$505,853 before IRPJ and CSLL whereas the consolidated was R$507,633. In 1Q10, those amounts corresponded to a negative effect of R$48,890 and R$42,364 before IRPJ and CSLL in the Parent Company and consolidated, respectively, which were recorded in other operating revenues and expenses and financial income (loss) (see Notes 26 and 27).

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The new debit value after the application of reductions related to the tax program of Law 11,941/09 was offset with court deposits related to these lawsuits and is subject to validation by the proper authorities. The remaining balance will be paid in 180 monthly installments as of the consolidation of debits by the authorities.

As for debits recorded pursuant to Provisional Measure 470/09, these are being paid in 12 installments as of November 2009. In July 2010, the Company chose to offset with the amounts of tax loss carryforwards and negative basis of social contribution the last four installments of this tax recovery program, pursuant to the possibility set forth in the applicable legislation.

Respective authorities are still examining the data presented with the purpose of consolidating the debits included in installment payments set forth by Provisional Measure 470/09 and Law 11,941/09.

On December 31, 2010, the position of debits from Refis, recorded in taxes paid in installments was R$1,410,062 (R$824,342 in 2009) in the parent Company and R$1,444,207 (R$826,844 in 2009) in the consolidated.

•                     State Refis

On January 18, 2010, the state of Rio de Janeiro enacted Law 5,647/10, which implemented the Tax Recovery Program. Based on this new rule, amounts due have reduced fines and interests and could be settled with judgment debts of the government until May 31, 2010. The Company and its subsidiaries, CSN Cimentos and MRS, have chosen to include certain state tax debits in the Tax Recovery Program (REFIS), which amounted to R$52,387, with no significant impact on the income for the year.

21.   TAX, SOCIAL SECURITY, LABOR AND CIVIL PROVISIONS AND JUDICIAL DEPOSITS

Several proceedings involving actions and complaints of a number of issues are being challenged at the proper jurisdictions. The breakdown of the amounts recorded as provisions and the respective judicial deposits related to those actions are shown as follows:

	2010		2009		01/01/2009
	Judicial deposits	Liabilities provisioned	Judicial deposits	Liabilities provisioned	Judicial deposits	Liabilities provisioned
Social security and labor	78,302	183,141	58,617	131,032	43,331	120,403
Civil	38,646	54,613	31,066	41,625	22,025	44,704
Tax	847,301	67,427	839,008	15,753		1,266
Guaranteed deposits	43,856		42,184		39,563
	1,008,105	305,181	970,875	188,410	104,919	166,373
Legal liabilities challenged in court:
Tax
IPI premium credit	1,227,892	1,227,892	1,227,892	1,227,892	1,196,822	2,227,203
CSLL credit on exports		401,916		1,240,158		1,156,830
SAT				50,880		66,650
Education allowance	36,189	33,121	36,189	33,121	36,189	33,121
CIDE	54,211	27,545	29,913	27,674	27,616	27,390
Income tax / "Plano Verão"	341,551	20,892	339,215	20,892	336,826	20,892
Other provisions	36,078	113,552	36,078	108,203	370,268	107,436
	1,695,921	1,824,918	1,669,287	2,708,820	1,967,721	3,639,522
	2,704,026	2,130,099	2,640,162	2,897,230	2,072,640	3,805,895
Total current - consolidated		200,288		172,657		149,799
Total non-current - parent company	2,704,026	1,929,811	2,640,162	2,724,573	2,072,640	3,656,096

Total current - consolidated		222,461		189,517		161,144
Total non-current - parent company	2,774,706	2,016,842	2,706,971	2,838,670	2,107,251	3,747,601

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The change in provisions for contingencies for the years ended December 31, 2010 and December 31, 2009 are as follows:

Consolidated
Non current							Current
Nature	2009	Additions	Final charges	Utilization	Transfer to taxes in installments	2009	2010	2009
Civil	17,717	5,500	5,384	(5,393)		23,208	57,622	43,711
Labor	18,778		7,511	(2,940)		23,349	164,839	145,806
Tax	2,696,181	60,707	519,074	(957,809)	(406,893)	1,911,260
Pension plan	105,994	36,966	16,550	(100,485)		59,025
	2,838,670	103,173	548,519	(1,066,627)	(406,893)	2,016,842	222,461	189,517

Parent Company
Non current							Current
Nature	2009	Additions	Final charges	Utilization	Transfer to taxes in installments	2009	2010	2009
Civil		5,500		(5,000)		500	54,113	41,625
Labor							146,175	131,032
Tax	2,673,693	49,532	506,397	(930,384)	(406,893)	1,892,345
Pension plan	50,880	36,966	16,550	(67,430)		36,966
	2,724,573	91,998	522,947	(1,002,814)	(406,893)	1,929,811	200,288	172,657

The provisions for civil, labor, tax, environmental and social security liabilities were estimated by the Company’s Management substantially based on the opinion of its legal counsel, and only the cases classified as risk of probable loss were recorded. Additionally, the provisions include tax liabilities arising from actions taken on the Company’s initiative, plus SELIC (Special Settlement and Custody System) interest.

The Company and its subsidiaries are defendants in other judicial and administrative proceedings (labor, civil and tax) in the approximate amount of R$4,200,104, R$2,939,678 of which corresponds to tax proceedings, R$302,847 to civil actions and R$957,579 to labor and social security lawsuits. According to the Company’s legal counsel, these administrative and legal proceedings are assessed as possible risk of loss. These proceedings were not accrued in accordance with the Management’s judgment and with accounting practices adopted in Brazil.

a) Labor proceedings

On December 31, 2010, the Company is defendant in 9,302 labor claims, with a provision in the amount of R$146,175 (R$131,032 in 2009). Most of the pleadings of the actions are related to joint and/or subsidiary liability, wage parity, additional allowances for unhealthy and hazardous activities, overtime and differences related to the 40% fine on FGTS (severance pay) resulting from the federal government’s economic plans, health plan, action for damages due to alleged occupational disease or accident and profit sharing differences from 1997 to 1999 and from 2001 to 2003.

b) Civil proceedings

Among the civil judicial proceedings to which the Company is defendant, there are mainly actions with indemnification request. Such proceedings, in general, arise from occupational accidents, diseases, contractual controversies, related to the Company’s industrial activities. A provision in the amount of R$54,113 on December 31, 2010 (R$41,625 in 2009) was recorded for proceedings involving civil matters.

Among the environmental administrative/legal proceedings in which the Company is defendant, these mainly refer to administrative proceedings aiming the verification of possible environmental irregularities and the environmental licenses regularization; at courts, there are collection suits of fines levied due to these irregularities

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and public civil actions requesting the regularization cumulated with indemnities, which include environmental restoration, in most of the cases. These proceedings usually derive from controversies related to alleged damage to the environment, concerning the Company’s industrial activities. On December 31, 2010, the Company accrued the amount of R$500 for environmental-related lawsuits.

c) Tax proceedings

▪  Income and Social Contribution Taxes

(i) Plano Verão - The parent Company claims the recognition of the financial-tax effects on the calculation of the income and social contribution taxes on net income, related to the 51.87% inflation write-down of the Consumer Price Index (IPC), which occurred in January and February 1989 (“Plano Verão”).

In 2004, the proceeding was concluded and a final and unappealable decision was reached, granting the right to apply the index of 42.72% (January 1989), from which the 12.15% already applied should be deducted. The use of the index of 10.14% (February 1989) was also granted. The proceeding is currently under expert inspection.

On December 31, 2010 the Company recorded R$341,551 (R$339,215 in 2009) deposited in court and classified in a specific court deposit account in long-term receivables and provision of R$20,892 (R$20,892 in 2009), representing the portion not recognized in court.

(ii) Social Contribution on Net Income - Exports – In February 2004, the Company filed a lawsuit in order to be exempted from the social contribution payment on its export revenues/earnings, as well as obtaining a court authorization to be able to repeat/offset all social contribution values that had been improperly paid on export  revenues/earnings since the publication of the Amendment 33/2001, which provided a new wording to Article  149, paragraph 2 of CF/88, when establishing that “social contributions will not levy on revenues resulting from exports”.

In March 2004, a preliminary injunction was issued, later confirmed in a court decision, which authorized the exclusion (of the CSLL calculation basis) only from the profit from exports.

Said decision was renewed by the 4th Panel of the 2nd Regional Federal Court (TRF), which overruled the writ claimed by the Parent Company. An Extraordinary Appeal was filed against this decision, whose progress was suspended until the Brazilian Federal Court (STF) renders a decision on the matter in the records of the Extraordinary Appeal 564,413 (leading case), in which the existence of a general rebound of this very constitutional issue was acknowledged.

In December 2008, the Company received a Collection Letter of the amounts referred to the exclusion of “revenues” on the CSLL calculation basis. Consequently, the Company’s Management approved the adhesion of the Collection Letter to the tax payment in installments program set forth by Law 11,941/2009 (REFIS), and also the litigation continuity about the main principle, related to the non-levy of CSLL on export profit, which was recently judged by the Supreme Court in Extraordinary Appeal notices 564,413 (leading case) in dissenting opinion (6X5) to taxpayers, still pending publication and that shall be purpose of an appeal.

Up to December 31, 2010, the amount of suspended liability and the credits offset based on the aforementioned proceeding was R$401,916 (R$1,240,158 in 2009), plus Selic interest rate.

▪  Contribution for intervention in the Economic Domain - CIDE

The parent Company questioned the legality of Law 10168/00, which established the payment of CIDE on the amounts paid, credited or remitted to beneficiaries not resident in Brazil, for royalties or remuneration purposes on supply contracts, technical assistance, trademark license agreement and exploitation of patents.

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The lower court decision was unfavorable, which was ratified by the 2nd Regional Federal Court (TRF). Appeals for Clarification of Judgment were filed, which were rejected, and an Extraordinary Appeal was filed at STF, which is awaiting decision as to its admissibility.

Due to adverse decisions and benefits from reduction of fines and interest rates, the Company’s Board of Directors approved the adhesion of said litigation to the tax recovery program of Law 11,941/2009.

After having applied the benefits of this program, the Company also maintains judicial deposits in the amount of R$6,141, out of which R$2,895 refer to excess deposits after the application of REFIS reductions that may be offset with other debits discussed in court by the taxpayer or converted into income. On December 31, 2010, there is a provision in the amount of R$3,246 (R$3,376 in 2009), which includes legal charges.

▪  Education allowance

The parent Company challenged the unconstitutionality of the education allowance and the possible recovery of the amounts paid in the period from January 5, 1989 to October 16, 1996. The proceeding was judged unfounded, and the Federal Regional Court maintained its unfavorable decision, which is final and unappealable.

In view of this fact, CSN attempted to pay the amount due, but FNDE and INSS did not reach an agreement about who should receive it. A fine was also demanded, but CSN did not agree on it.

CSN filed new proceedings questioning the above-mentioned facts and deposited in court the amounts due. In the first proceeding, the 1st level sentence judged partially favorable the pleading, in which the Judge removed the amount of the fine, maintaining, however, the SELIC rate. The Company presented brief of respondent to the defendant’s appeal, and appealed concerning the SELIC rate.

The amount provided for and deposited in court on December 31, 2010 totals R$33,121 (R$33,121 in 2009).

▪  Workers’ Compensation Insurance - SAT

The parent Company is challenging in court the increase in the SAT rate from 1% to 3% and is also contests the raise in SAT for purposes of Contribution to Special Retirement, whose rate was set at 6%, in accordance with the legislation, for employees who are exposed to harmful agents.

As for the first proceeding mentioned above, the lower court decision was unfavorable and the proceeding is under judgment in the 2nd Region of the Federal Regional Court. As for the second proceeding it ended up unfavorably for the Company, and the total amount due in this proceeding of R$33,077, which was deposited in court, was converted into revenue for the benefit of INSS.

The amount accrued on December 31, 2010, totals R$36,966 (R$50,880 in 2009), which includes legal additions and is exclusively related to the process of rate difference from 1% to 3% for all establishments of the Company. Due to the probability of losing of this discussion, the Company’s Board of Directors approved the adhesion of said discussions to the installment payment set forth by Law 11941/09. Due to the adhesion to REFIS and the withdrawal from the litigation that discussed the rate increase from 1% to 3%, CSN included the period that had not been assessed in the Common Installment Program, which awaits ratification.

▪  IPI premium credit on exports

The Brazilian tax laws allowed companies to recognize IPI premium credit until 1983, when the Brazilian government, through Executive act, cancelled these benefits, prohibiting companies to use these credits.

The parent Company challenged the constitutionality of this act and filed a claim to obtain the right to use the IPI premium credit on exports from 1992 to 2002, once only laws enacted by the legislative branch may cancel or revoke benefits prepared by prior legislation.

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In August 2003 the Company obtained a favorable lower court decision, authorizing the use of the credits aforementioned. The national treasury appealed against this decision and obtained a favorable decision, and the Company then filed a special and extraordinary appeal against this decision at the Superior Court of Justice and at the Federal Supreme Court, respectively.

Between September 2006 and May 2007, the Brazilian Treasury filed 5 tax foreclosures and 3 administrative proceedings against the Company, related to the payment of taxes which were offset with IPI premium credits. The total payment amount was restated at approximately R$4.5 billion on December 31, 2010.

On August 29, 2007, CSN offered property to be levied upon treasury shares in the amount of R$536 million. 25% of this amount will be replaced by judicial deposits in monthly installments performed up to December 31, 2007 and as these substitutions take place, it was requested that the equivalent amount in shares be released from the levy of execution for the share price determined at the closing price of the day prior to the deposit. The requirement was pending decision.

On August 13, 2009, the Federal Supreme Court issued a decision with effects of general repercussion establishing that the IPI Premium Credit was only effective up to October 1990. Thus, the credits determined after 1990 were not recognized, and, in view of this court decision, the Company’s Board of Directors approved the adhesion of said issues to the tax recovery programs of tax debits pursuant to the Provisional Measure 470/09 and Law 11941/09, in which there is the advantage of reduced fines, interest and legal charges.

The Company held accrued the amount of credits already offset, increased by default charges up to September 30, 2009. The new debit value after the application of reductions set forth in the program of Law 11941/09, was offset with court deposits related to said operations, resulting in an excess deposits amounting to R$516 million after the application of REFIS reductions, which can be offset with other debits included in the installment payment or refunded. Such debits are yet subject to ratification by the proper authorities, which will take place as of the second quarter of 2011.

Debits registered pursuant to MP 470/09 have been paid in 12 installments as of November 2009, and the last four installments were replaced by the amounts of loss carryforwards and negative basis of social contribution, pursuant to the possibility set forth in the applicable legislation. Proper authorities are still examining the data presented to consolidate debits included in said payment in installments. Up to the moment, four administrative proceedings, amounting to R$1,8 billion, are being challenged in court by proper authorities, two of which were purpose of registry as an overdue tax liability. The Company promptly challenged appeals in the administrative scope (by presenting proper appeals) in view of strong arguments about the inclusion of such debits in the payment in installments allowed for by MP 470/09 and, by means of an Injunction, suspended the appeals presented, said effect will suspend the enforceability of said debts until a final decision is issued in the administrative scope. Administrative Proceedings which aim at including again the debts in the Provisional Measure 470/09 have still been analyzed.

▪  Other

The parent Company also recorded provisions for proceedings related to INSS, Severance Pay (FGTS) - Supplementary Law 110, COFINS Law 10833/03, PIS - Law 10637/02 and PIS/COFINS - Manaus Free-trade Zone, amount of which totaled R$84,367 on December 31, 2010 (R$72,124 in 2009), which includes legal accruals.

Regarding the Cofins debit Law 10833/03, the Board of Executive Officers approved the adhesion of said discussions to the tax recovery program Law 11941/09. The Parent Company maintained a provision in the amount of credits already offset, increased by default charges up to September 30, 2009.

The new debit value after the application of reductions set forth in the program of Law 11941/09, was offset by court deposits related to said operations, resulting in an excess deposits amounting to R$9,141 after the application of REFIS reductions, which can be offset by other debits included in the installment payment, or under court decision or refunded. Such debits are yet subject to ratification by the proper authorities yet, which will take place by 2011.

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On June 14, 2010, the Regional Federal Court of Brasília rejected the annulment action filed by CSN against CADE – Administrative Council for Economic Defense, which aimed at annulling its injunction for the so-infringements provided for in Articles 20 and 21, item I of Law 8884/1984. The respective appeals were presented against this decision, which were denied allowing for a Motion for Clarification that await final decision. It remained pending. The collection of the fine, amounting to R$65,292, was suspended by Court decision, which granted a provisional supersede as to guarantee the debit through a surety issued by CSN. This action is classified under risk of possible loss.

22.   PROVISIONS FOR ENVIRONMENTAL LIABILITIES AND DECOMMISSIONING

a) Environmental liabilities

On December 31, 2010, the Company has a provision in the amount of R$271,608 in the Parent Company and R$278,106 in the consolidated (R$116,309 and R$116,544 in 2009) for use in expenses related to services for environmental investigation and recovery of areas potentially polluted within the plants in the States of Rio de Janeiro, Minas Gerais and Santa Catarina. The expenses estimates are reviewed periodically by adjusting the amounts already recorded, whenever necessary.  These are the Management’s best estimates considering the degraded area recovery studies and those in process of exploitation.

Provisions are measured by present value of expenses that shall be required to settle the obligation, using a rate before taxes, which reflects the market’s current valuations of cash value over time and the specific risks of obligation. The higher obligation due to passage of time is recognized as financial expenses.

The long term interest rate used for discount at present value and adjustments to provisions accounted for 11.00% in December 31,2010. The constituted liabilities are periodically adjusted based on the discount rates plus the interest rate (IGPM) at force in the period.

b) Assets decommissioning

Liabilities related to assets decommissioning consist of costs estimates due to decommissioning or restoration of areas at the shutdown of mineral resources exploitation and extraction activities. Initial measurement is recognized as liability discounted at present value and subsequently by adding expenses over time. Assets decommissioning costs corresponding to the initial liability is capitalized as part of the book value of that asset that has been depreciated during the asset’s useful life period. The liability recorded on December 31, 2010 was R$13,435 in the Parent Company and R$17,421 in the consolidated (R$11,915 and R$15,524 in 2009).

23.   SHAREHOLDERS’ EQUITY

 i.Paid in capital stock

The Company’s fully subscribed and paid-in capital stock on December 31, 2010 amounted to R$1,680,947 (R$1,680,947 on December 31, 2009), split into 1,483,033,685 (755,179,610 in 2009) common book-entry shares, with no par value. Each share is entitled to one vote in the resolutions of the General Meeting. The Extraordinary General Meeting held on March 25, 2010, approved the split of shares representing the capital stock. After this split, each share is now represented by two (2) new shares. At the Extraordinary General Meeting held on November 1st, 2010 the shareholders approved to cancel 27,325,535 shares held in treasury.

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ii. Authorized capital stock

The Company’s bylaws in force on December 31, 2010, determine that the capital stock can be increased up to 2,400,000,000 shares, by decision of the Board of Directors.

iii. Legal reserve

Recorded at the proportion of 5% on the net income determined in each period, pursuant to Article 193 of Law 6404/76, reaching the limit for its recording, as determined by the current legislation.

iv.  Treasury shares

The Company holds 25,063,577 shares in treasury issued by itself purchased in the market for the amount of R$570,176 (R$1,191,559 in 2009) for future sale or cancelation. The market value on December 31, 2010 was R$668,446 (R$1,466,895 in 2009).

v. Shareholding structure

On December 31, 2010, the shareholding structure was as follows:

	2010
	Number of Common Shares	% Total shares	% excluding treasury shares
Vicunha Siderurgia S.A.	697,719,990	47.05%	47.86%
Rio Iaco Participações S.A.	58,193,503	3.92%	3.99%
Caixa Beneficente dos Empregados da CSN - CBS	12,788,231	0.86%	0.88%
BNDESPAR	31,773,516	2.14%	2.18%
Sundry (ADR - NYSE)	358,913,048	24.20%	24.62%
Other shareholders (approximately 10 thousand)	298,581,820	20.13%	20.47%
	1,457,970,108	98.31%	100.00%
Treasury shares	25,063,577	1.69%
Total shares	1,483,033,685	100.00%

vi. Breakdown of outstanding shares

Breakdown of outstanding common shares	Number of	Balance of
	shares	treasury shares
Initial balance in 2009	1,517,338,908	69,468,768
Acquisition of treasury shares	(59,368,800)	59,368,800
Cancellation of shares		(76,448,456)
Balance on December 31, 2009	1,457,970,108	52,389,112
Cancellation of shares		(27,325,535)
Balance on December 31, 2010	1,457,970,108	25,063,577

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24.   SHAREHOLDERS’ REMUNERATION

12/31/2010
Net income for the year	2,516,376
IFRS adjustment - First-time adoption	(33,416)
Basic net income to calculate dividends	2,482,960

Proposed Allocation:
Investment reserve	(626,160)
Total allocation in reserves	(626,160)
Interest on shareholders' equity	(356,800)
Dividends proposed	(1,500,000)
Total dividends and interest on shareholders' equity proposed	(1,856,800)

Weighted average of number of shares	1,457,970
Dividends and interest on equity per share	1.2736

Additional information:
Minimum mandatory dividends (*)	629,094
Leftover from previous years	957
630,051

(*) The Bylaws of the CSN decides to distribute dividends in the mandatory minimum percentage of 25% after exclusion of legal reserves.

a)      Interest on shareholders’ equity

The Company’s Management will propose to the Annual General Meeting the payment of interest on shareholders’ equity in the amount of R$356,800, equivalent to R$0.244724 per share of the outstanding capital stock on this date.

The calculation of interest on shareholders’ equity is based on the variation of the Long-Term Interest Rate (TJLP) on shareholders’ equity, limited to 50% of the income for the year before income tax or 50% of retained earnings and profit reserves, in which case the higher of the two limits may be used, pursuant to the legislation in force.

In compliance with the CVM Resolution 207, of December 31, 1996, and with tax rules, the Company opted to record the proposed interest on shareholders’ equity, as corresponding entry against the financial expenses account, and reverse it in the same account, and not presenting it in the statement of income and not generating effects on net income, except with respect to tax effects recognized in deferred income and social contribution taxes. Management will propose that the amount of interest on shareholders’ equity be attributed to the mandatory minimum dividend.

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25.   NET REVENUE

Net selling revenue is broken down as follows:

	Consolidated		Parent Company
	2010	2009	2010	2009
Gross Revenue
Local market	13,201,074	10,488,409	11,770,069	9,079,288
Foreign market	4,270,333	3,197,187	1,130,695	1,494,799
	17,471,407	13,685,595	12,900,764	10,574,087
Deductions
Sales cancelled and discounts	(416,706)	(462,954)	(133,287)	(99,254)
Taxes on sales	(2,604,191)	(2,244,278)	(2,315,507)	(1,870,472)
	(3,020,897)	(2,707,232)	(2,448,794)	(1,969,727)
Net Revenue	14,450,510	10,978,364	10,451,970	8,604,360

26.   OTHER OPERATING EXPENSES AND INCOME

	Consolidated		Parent Company
	2010	2009	2010	2009
Other operating expenses	(643,081)	(695,905)	(613,072)	(676,248)
Taxes and fees	(81,394)	(109,753)	(68,885)	(89,570)
Effect of REFIS Law 11,941/09 and MP 470/09 (Note 20)	(8,444)		(42,835)
Provision for contingencies and net losses of reversals	(260,235)	(297,695)	(210,439)	(275,897)
contractual penalties and nondeductible	(155,445)	(46,882)	(167,865)	(63,075)
Fixed cost - stoppage	(21,213)	(34,198)	(18,101)	(29,571)
Derecognition of obsolete assets	(32,098)	(112,483)	(24,886)	(107,276)
Expenses with project engineering	(21,142)	(6,385)	(21,109)	(6,385)
Impairment ERSA		(23,137)		(23,137)
Other liabilities	(63,110)	(65,372)	(58,952)	(81,337)
Other operating income	92,478	1,416,735	120,942	1,405,341
Extemporaneous credit PIS / COFINS / ICMS	32,739		32,739
Gains from investments (Note 10b)	2,534	835,115	2,893	835,115
Effect of REFIS Law 11,941/09 and MP 470/09 (Note 20)		505,297		504,762
Gain on the acquisition of judgment debt to the municipality of Piraí	15,595		15,595
Other income	41,610	76,323	69,715	65,464
Other operating (expenses) and income	(550,603)	720,830	(492,130)	729,093

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27.   FINANCIAL EXPENSES AND INCOME

	Consolidated		Parent Company
	2010	2009	2010	2009
Financial expenses:
Loans and financing - foreign currency	(641,632)	(598,849)	(105,541)	(138,894)
Loans and financing - local currency	(791,926)	(277,699)	(609,594)	(257,776)
Related parties	(374,929)	(365,150)	(1,396,861)	(1,955,035)
Capitalized interest	215,624	85,260	179,626	82,713
PIS/COFINS on other revenues	(1,079)	(1,072)	(1,044)	(1,072)
Losses from derivative instruments (*)	(27,252)	(152,102)	(18,864)	(17,445)
Effect of REFIS Law 11,941/09 and MP 470/09, net	(33,921)	2,336	(6,055)	1,091
Interest rates, fines and tax charges	(283,768)	(281,190)	(244,571)	(242,593)
Other financial expenses	(261,570)	(304,049)	(230,549)	(275,422)
	(2,200,453)	(1,892,515)	(2,433,453)	(2,804,433)
Financial income:
Related parties	53,491	55,750	121,177	106,013
Income on financial investments	394,183	276,177	36,386	7,072
Other income	195,466	254,098	76,044	213,666
	643,140	586,025	233,607	326,751
Monetary variations:
- Gains	271	8,465	1,876	7,947
- Losses	(8,714)	69,266	(6,003)	2,331
	(8,443)	77,731	(4,127)	10,278
Exchange variations:
- Gains	(585,719)	(295,526)	(30,669)	(199,809)
- Losses	398,527	995,064	171,421	1,985,323
- Exchange variations with derivatives (*)	(158,510)	282,786
	(345,702)	982,324	140,752	1,785,514
Net monetary and exchange variations	(354,145)	1,060,055	136,625	1,795,792
Net financial income/(loss)	(1,911,458)	(246,435)	(2,063,221)	(681,890)
(*) Statement of income from derivative operations
Swap CDI x USD	(231,673)	(581,523)
Swap EUR x USD	(6,763)
Swap Libor x CDI	(18,864)	(17,445)	(18,864)	(17,445)
U.S. Dollar Futures	79,926	(231,563)
Total return equity swap		1,026,463
Other	(8,388)	(65,248)
	(185,762)	130,684	(18,864)	(17,445)

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28.   INFORMATION BY OPERATING SEGMENT

According to the Company’s structure, its businesses are distributed in five operational segments. Consequently, CSN has analyzed its information by segment as follows:

•           Steel

The steel division encompasses all operations related to the production, distribution, and sale of flat steel products, steel containers and galvanized steel in Brazil, the U.S. and Portugal. The segment makes steel packaging materials for Brazil’s chemical and food industries and also serves the country’s civil construction, while line (appliances) automotive and motors and compressors segments. The Company’s steel units produce highly durable hot- and cold-laminated, galvanized and pre-painted steel products. The Company also makes tinplate, a raw material used in the production of packaging products. At Lusosider, in Portugal, the division also produces metallic leafing, in addition to galvanized steel products. CSN LLC, which operates in the U.S., serves the local market, offering cold-laminated and galvanized products. The production of long steel is slated to begin in 2012. With an initial production of 500 thousand tons, the Company will consolidates its position as a one-stop provider for the civil construction industry, rounding out its portfolio of high valued-added products in the steel chain.

•           Mining

The mining division encompasses the firm’s iron ore and tin operations. Those high quality iron ore  operations are located in the Iron Quadrangle region of Minas Gerais State, the Casa de Pedra mine, located in Congonhas, Minas Gerais, which produces high quality iron ore, as does its subsidiary Nacional Minérios S.A. (Namisa), which owns its own mines, also of excellent quality. It also sells iron ore for third parties. CSN also owns the Estanho de Rondônia S.A. (ERSA) mining Company, which operates tin mining and smelting operations.

The Company holds the concession to operate TECAR, a solid bulk terminal, one of the four terminals consisting Port of Itaguaí, located in the State of Rio de Janeiro. Coal and coke imports are carried out by means of this terminal.

•           Logistics

i.        Rail

CSN holds stakes in two rail companies: MRS Logística, which manages Southeast Network formerly run by Rede Ferroviária Federal S.A. (RFFSA), and Transnordestina Logística, which operates RFFSA’s former Northeast Network, which traverses the states on Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas.

a) MRS

The transport services provided by MRS are fundamental to the supply of raw materials and the movement of end products to their destinations. All of the iron ore, carbon and coke used at the Presidente Vargas Plant is transported by MRS, as well as a portion of the steel produced by CSN for the domestic market and for export.

Railroad system in Southeastern Brazil, with a 1,674 km rail network, serves the industrial triangle São Paulo - Rio de Janeiro - Minas Gerais in the southeast, connecting its mines located in Minas Gerais to ports located in São Paulo and Rio de Janeiro, and to CSN’s steel plants, Companhia Siderúrgica Paulista, or Cosipa, and Gerdau Açominas.  In addition to serving other clients, the line transports iron ore from its mines of Casa de Pedra in Minas Gerais and coke and coal from Port of Itaguaí, in the State of Rio de Janeiro, to the city of Volta Redonda, and transports its exports to the Ports of Itaguaí and Rio de Janeiro. Its transportation volume accounts for nearly 28% of the total volume of the railroad system in southeastern Brazil.

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b) Transnordestina Logística

CSN and the federal government will jointly finance the implementation of the Transnordestina Project, which involves the construction of nearly 1,728 kilometers of new lines. That project, which is slated for conclusion in 2013, also includes extensions of and improvements of part of the infrastructure (or rows) of the Transnordestina Logística’s concession network, which will be expanded from its current 2,600 operational kilometers to approximately 4,300 operational kilometers.

Tansnordestina Logística S.A. holds a 30-year concession granted in 1998 to operate the rail system in northeastern Brazil. The rail system in northeastern Brazil comprises a 4,238 km network and operates in the States of Maranhão, Piauí, Ceará, Paraíba, Pernambuco, Alagoas, and Rio Grande do Norte.  In addition, it connects itself to the main ports of the region, thus offering an important competitive advantage by means of opportunities for combined transportation solutions and customized logistic projects.

The project will increase transportation capacity of Transnordestina Logística by 20 times, almost the same level of the world’s most modern railways.

Transnordestina will become the best logistic option to export grains through the ports of Pecém and Suape, as well as other solid bulks, such as iron ore of the Northeast Region, playing an important part in the region’s development.

ii.       Ports Logistics

The ports logistics segment encompasses operation of the Sepetiba Tecon terminal built in the post-privatization period. The Sepetiba terminal’s infrastructure can meet all the needs of exporters, importers and ship-owners, since its installed capacity surpasses those of most other Brazilian terminals. Its berths have an excellent depth of 14.5 meters and plenty of storage space, and the terminal also provides adequate access to state-of-the-art equipment, systems and intermodal connections.

The Company’s Constant investment in terminal projects consolidates the Port Complex of Itaguaí as one of the country’s most modern ones, currently with a movement capacity of 480 thousand containers on an annual basis and 30 million tons of bulk.

•           Energy

CSN is one of the major industrial consumers of electricity in Brazil. Considering that energy is essential in its productive process, the Company invests in energy generation assets to guarantee its self-sufficiency, which include: the Itá Hydroelectric Plant, located in Santa Catarina State, with an installed capacity of 1,450 MW, in which CSN holds a 29.5% interest; the Igarapava Hydroelectric Plant, located in Minas Gerais, which has an installed capacity of 210 MW and in which CSN holds a 17.9% interest; and the thermo-electric co-generation station, with 238 MW, operational at the Presidente Vargas steelworks since 1999. The station uses residual gases deriving from its own steel production as fuel. CSN obtains 430 MW of energy from these three energy generation assets.

•           Cement

The cement division consolidates the Company’s cement production, distribution and sales operations, which use the slag produced by the Volta Redonda plant’s blast furnaces. Currently, the clinker used in cement production is leased from third parties however, it will be produced by CSN itself in 2011, when the first stage of the Arcos factory in Minas Gerais will be completed. CSN also has a limestone mine on that site, which is already part of its cement division.

The information presented to the Management pertinent to each division is generally derived directly from the accounting records combined with a few inter-unit allocations.

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Sales by geographic area are determined based on customer location. In consolidated terms, Brazilian sales consist of revenues obtained from clients in Brazil, while export sales correspond to revenues obtained from clients abroad.

	2010
	Steel	Ore	Logistics		Electricity	Cement	Elimination	Consolidated
			Port	Railway
Result
Tonnes (thousand) - (unaudited) (*)	4,795,851	18,554,984				991,789		24,342,624
Revenue
Local market	8,763,470	573,976	119,315	838,436	113,517	201,841	(363,750)	10,246,805
Foreign market	1,162,539	3,041,166						4,203,705
Cost of products and services rendered	(6,095,348)	(1,186,962)	(70,046)	(521,747)	(41,579)	(163,631)	392,571	(7,686,742)
Gross revenue	3,830,661	2,428,180	49,269	316,689	71,938	38,210	28,821	6,763,768
Selling and administrative expenses	(573,572)	(134,580)	(16,590)	(70,644)	(25,555)	(43,119)	(350,759)	(1,214,819)
Depreciation	519,411	145,817	5,577	102,629	22,501	13,648	(3,414)	806,169
Adjusted EBITDA	3,776,500	2,439,417	38,256	348,674	68,884	8,739	(325,352)	6,355,118

	2010
	Steel	Ore	Logistics		Electricity	Cement	Elimination	Consolidated
			Port	Railway
Sales by geographic area
Asia	40,752	2,513,499						2,554,251
North America	432,229							432,229
Latin America	193,692							193,692
Europe	454,997	527,667						982,664
Other	40,868							40,868
Foreign market	1,162,538	3,041,166						4,203,704
Local market	8,763,471	573,976	119,315	838,436	113,517	201,841	(363,750)	10,246,806
TOTAL	9,926,009	3,615,142	119,315	838,436	113,517	201,841	(363,750)	14,450,510

(*) The ore sales volumes presented in this chart include those of the Company and its stake in subsidiaries (Namisa 60%).

	2009
	Steel	Ore	Logistics		Electricity	Cement	Elimination	Consolidated
			Port	Railway
Result
Tonnes (thousands) - (unaudited) (*)	4,110,266	17,478,837				338,272		21,927,375
Revenue
Local market	7,045,510	247,490	144,363	822,503	116,641	60,380	(330,353)	8,106,534
Foreign market	1,155,780	1,716,050						2,871,830
Cost of products and services rendered	(5,572,268)	(1,179,304)	(75,563)	(464,104)	(43,363)	(60,893)	373,376	(7,022,119)
Gross revenue	2,629,022	784,236	68,800	358,399	73,278	(513)	43,023	3,956,245
Selling and administrative expenses	(490,708)	(108,137)	(14,290)	(58,283)	(24,978)	(16,135)	(403,325)	(1,115,856)
Depreciation	484,351	134,665	10,776	109,514	25,234	8,714	6,898	780,152
Adjusted EBITDA	2,622,665	810,764	65,286	409,630	73,534	(7,934)	(353,404)	3,620,541

	2009
	Steel	Ore	Logistics		Electricity	Cement	Elimination	Consolidated
			Port	Railway
Sales by geographic area
Asia	248,663	1,368,608						1,617,271
North America	322,798	79,426						402,224
Latin America	117,982							117,982
Europe	424,314	268,016						692,330
Other	42,023							42,023
Foreign market	1,155,780	1,716,050						2,871,830
Local market	7,045,510	247,490	144,363	822,503	116,641	60,380	(330,353)	8,106,534
TOTAL	8,201,290	1,963,540	144,363	822,503	116,641	60,380	(330,353)	10,978,364

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(*) The ore sales volumes presented in this chart include those of the Company and its stake in subsidiaries (Namisa 60%).

The adjusted EBITDA comprises the net income plus income before taxes, income and social contribution, depreciation and amortization, in addition to other operating revenues (expenses), which are excluded for being non recurring items

The Company’s Board of Executive Officers uses the adjusted EBITDA as means of measuring the recurring generation capacity of operational cash, allowing for comparison criteria with other companies.

	2010	2009
Adjusted EBITDA	6,355,118	3,620,541
Depreciation	(806,169)	(780,152)
Other operating expenses (Note 26)	(550,603)	720,843
Financial result (Note 27)	(1,911,458)	(246,435)
Income before taxes	3,086,888	3,314,797
Income and social contribution taxes (Note 10)	(570,697)	(699,616)
Net income	2,516,191	2,615,181

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•       Quarterly Information

This information was subject to special reviewing procedures by the independent auditors, in accordance with the CVM requirements for Quarterly Financial Information (NPA 06 by IBRACON), and were not audited in the scope of the Financial Statements.

	3/31/2010
	Steel	Ore	Logistics		Electricity	Cement	Corporate expenses / Elimination	Consolidated
			Port	Railway
Result
Tonnes (thousands) - (unaudited) (*)	1,261,586	4,178,734				226,778		5,667,097
Revenue
Local market	2,277,085	93,147	28,225	202,272	27,019	36,436	(116,398)	2,547,787
Foreign market	276,283	360,560						636,843
Cost of products and services render	(1,514,396)	(190,476)	(16,899)	(110,132)	(7,960)	(37,113)	95,909	(1,781,066)
Gross revenue	1,038,972	263,232	11,326	92,141	19,059	(676)	(20,489)	1,403,565
Selling and administrative expenses	(146,765)	(31,997)	(3,661)	(15,884)	(6,427)	(7,142)	(101,291)	(313,168)
Depreciation	131,328	35,506	3,041	23,714	5,625	2,253	(2,515)	198,952
Adjusted EBITDA	1,023,534	266,741	10,705	99,971	18,258	(5,565)	(124,295)	1,289,349

	6/30/2010
	Steel	Ore	Logistics		Electricity	Cement	Corporate expenses / Elimination	Consolidated
			Port	Railway
Result
Tonnes (thousands) - (unaudited) (*)	1,299,480	4,631,394				146,125		6,076,999
Revenue
Local market	2,486,787	110,544	26,742	222,528	27,865	39,464	(48,421)	2,865,507
Foreign market	272,344	734,701						1,007,045
Cost of products and services render	(1,572,285)	(294,661)	(19,196)	(126,201)	(9,598)	(26,010)	70,590	(1,977,361)
Gross revenue	1,186,846	550,583	7,545	96,327	18,267	13,453	22,169	1,895,192
Selling and administrative expenses	(144,584)	(36,039)	(3,660)	(17,033)	(6,574)	(6,898)	(87,889)	(302,676)
Depreciation	121,123	36,353	3,057	24,105	5,230	3,079	2,125	195,072
Adjusted EBITDA	1,163,385	550,897	6,943	103,399	16,924	9,634	(63,595)	1,787,587

	9/30/2010
	Steel	Ore	Logistics		Electricity	Cement	Corporate expenses / Elimination	Consolidated
			Port	Railway
Result
Tonnes (thousands) - (unaudited) (*)	1,190,720	5,270,703				308,489		6,769,912
Revenue
Local market	2,202,652	158,354	31,318	228,825	30,339	64,493	(103,906)	2,612,076
Foreign market	290,156	1,046,601						1,336,757
Cost of products and services render	(1,527,646)	(372,211)	(19,794)	(129,991)	(13,495)	(50,127)	113,574	(1,999,691)
Gross revenue	965,162	832,745	11,524	98,834	16,844	14,366	9,668	1,949,142
Selling and administrative expenses	(144,054)	(38,183)	(4,494)	(53,819)	(6,342)	(12,028)	(58,294)	(317,213)
Depreciation	136,142	36,573	3,072	24,123	6,024	4,018	(6,009)	203,944
Adjusted EBITDA	957,250	831,135	10,103	69,138	16,527	6,356	(54,635)	1,835,873

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	3/31/2009
	Steel	Ore	Logistics		Electricity	Cement	Corporate expenses / Elimination	Consolidated
			Port	Railway
Result
Tonnes (thousands) - (unaudited) (*)	643,381	5,164,614						5,807,995
Revenue
Local market	1,414,290	46,571	45,273	167,336	30,912	254	(70,659)	1,633,977
Foreign market	183,745	626,259						810,004
Cost of products and services render	(1,270,446)	(434,195)	(17,350)	(106,384)	(11,545)	(242)	152,724	(1,687,438)
Gross revenue	327,589	238,635	27,923	60,952	19,367	12	82,065	756,543
Selling and administrative expenses	(104,787)	(30,147)	(3,018)	(13,827)	(5,977)	(1,217)	(76,687)	(235,660)
Depreciation	118,272	23,899	2,667	26,993	6,328	1,307	(17,083)	162,383
Adjusted EBITDA	341,074	232,387	27,572	74,118	19,718	102	(11,705)	683,266

	6/30/2009
	Steel	Ore	Logistics		Electricity	Cement	Corporate expenses / Elimination	Consolidated
			Port	Railway
Result
Tonnes (thousands) - (unaudited) (*)	947,398	3,443,276				24,652		4,415,326
Revenue
Local market	1,697,920	46,928	32,120	185,158	29,168	5,112	(71,808)	1,924,598
Foreign market	217,906	349,195						567,101
Cost of products and services render	(1,394,503)	(184,545)	(18,145)	(109,180)	(10,209)	(6,955)	15,140	(1,708,397)
Gross revenue	521,323	211,578	13,975	75,978	18,959	(1,843)	(56,668)	783,302
Selling and administrative expenses	(96,621)	(25,120)	(3,940)	(13,264)	(3,555)	(2,862)	(123,855)	(269,217)
Depreciation	105,057	37,801	2,674	27,937	3,807	1,349	22,471	201,096
Adjusted EBITDA	529,759	224,259	12,709	90,651	19,211	(3,356)	(158,052)	715,181

	9/30/2009
	Steel	Ore	Logistics		Electricity	Cement	Corporate expenses / Elimination	Consolidated
			Port	Railway
Result
Tonnes (thousands) - (unaudited) (*)	1,319,705	4,727,006				122,341		6,169,052
Revenue
Local market	1,814,461	82,764	41,050	242,543	29,122	23,864	(101,358)	2,132,446
Foreign market	470,854	382,468						853,322
Cost of products and services render	(1,534,099)	(304,359)	(20,939)	(117,929)	(11,005)	(23,361)	125,144	(1,886,548)
Gross revenue	751,216	160,873	20,111	124,614	18,117	503	23,786	1,099,220
Selling and administrative expenses	(156,269)	(26,679)	(3,262)	(12,800)	(5,479)	(5,742)	(87,624)	(297,855)
Depreciation	125,629	35,855	2,666	27,951	5,054	2,870	1,247	201,272
Adjusted EBITDA	720,576	170,049	19,515	139,765	17,692	(2,369)	(62,591)	1,002,637

29.   EARNINGS PER SHARE

Basic earnings per share:

Basic earnings per share is based on profit ascribable to CSN’s controlling of R$2,516,376 (R$2,618,934 in 2009) divided by the weighted average of outstanding common shares during the year (after the stock splitting), except common shares purchased and held in treasury and was calculated as follows:

	2010	2009	2010	2009
	Common Shares		Common Shares
Profit attributed to CSN's shareholders	2,516,376	2,618,934	2,516,376	2,618,934
Weighted average of the number of shares	1,457,970	1,492,453	1,457,970	1,492,453
Basic and Diluted EPS	1.72594	1.75478	1.72594	1.75478

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30.   BENEFITS TO EMPLOYEES

Pension plans granted by the Company cover substantially  all employees. Plans are administered by a foundation named Caixa Beneficente dos Empregados da CSN (“CBS”), a private non-profit pension fund established in July 1960, which has as its members employees (and ex- employees) of the parent company and certain of its subsidiaries, that joined the fund by agreement, and CBS’s own employees. The board of directors of CBS is comprised of its president and two directors, chosen by CSN, the principal sponsor of CBS. The Deliberative Council is CBS’s higher  guidance presided over by the president of the pension fund and composed of ten members, six of them chosen by CSN, the principal sponsor of CBS, and four of them are elected by participants.

Up to December 1995, CBS Previdência administered two benefit plans based on years of service, salary and social security benefits. On December 27, 1995, the Secretaria de Previdência Complementar (“SPC”) approved the implementation of a new benefit plan, effective as of the abovementioned date, called Plano Misto de Benefício Suplementar (“The Hybrid Plan”), structured  in the form of a variable contribution plan. Employees hired after this date may only join the new plan (“Hybrid Plan"). Additionally, all active employees who were participants in the old defined benefit plan were offered the opportunity to switch to the new Hybrid Plan. As of December 31, 2010, CBS had 30,540 participants (28,419 in 2009), which 15,433 were active (12,884 in 2009), 9,888 were retired employees (10,117 in 2009) and 5,219 were beneficiaries (5,418 in 2009). Of the total participants at December 31, 2010, 14,108 belong to the defined benefit plan and 16,432 to hybrid plan.

CBS’s assets are mainly invested in restricted operations (backed by in federal public securities, federal public securities indexed to the inflation, shares, loans and real estate. On December 31, 2010, CBS held 12,788,231 common shares of CSN (70,981,734 common shares on December 31, 2009). In 2010, CBS received R$73 million dividends on shareholders’ equity from these shares. The entity’s total pension assets amounted to R$3.4 billion and R$3.6 billion on December 31, 2009 and 2010, respectively. CBS’s fund managers try to combine the plan assets with the benefit liabilities payable in the long term. Brazilian pension funds are subject to certain restrictions related to their investment capacity in foreign assets and, consequently, funds invest mainly in securities in Brazil.

a.             Description of pension plans

Plano de 35% da media salarial

This plan, which began on February 1st, 1996, is a defined benefit plan for the purpose of paying retirements (due to time in service, special cases, disability or age) on a life-long basis, equivalent to 35% of the participant’s adjusted average for the last 12 salaries. The plan also guarantees the payment of a sickness allowance to a participant on sick leave through the Official Pension Plan and it also guarantees the payment of benefits, death grant and a cash grant. This plan became inactive on October 31, 1977, when the supplementation of the average salary plan.

Plano de suplementação da média salarial

The defined benefit plan began on November 1, 1977. The purpose of this plan is to supplement the difference between the 12 last average adjusted salaries of the participant and the benefit paid by the Social Security Pension Plan (Previdência Oficial) benefit, to the retired employees, on a life-long basis. Like in the 35% Average Salary Plan, there is sickness allowance, death grant and pension coverage. This plan became inactive on December 26, 1995, after the combined supplementary benefits plan has been implemented.

Plano Misto de Benefício Suplementar (“Hybrid plan”)

Begun on December 27, 1995, this is a variable contribution plan. Besides the programmed pension benefit, there is the payment of risk benefits (pension in activity, disability and sickness/accident benefit). In this plan, the retirement benefit is calculated based on the total accumulated sponsor’s and participant’s contributions per month, as well as on each participant’s payment option, which may occur by lifetime (with or without receiving death benefit) or by a percentage applied on the balance of the benefit generating fund (loss by indefinite term). Upon the participant’s retirement grant, the plan starts having a defined benefit plan.

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b.             Investment policy

The investment policy sets forth principles and guidelines that should rule investments from funds of the entity, aiming to promote safety, liquidity and profitability necessary to ensure balance between the plan assets and liabilities, based on the Asset Liability Management (ALM) study, which takes into consideration the benefits of the participants and beneficiaries of each plan.

The investment plan is reviewed on a yearly basis and approved by the Deliberative Council taking into consideration a 5-year period, as set forth by CGPC Rule 7 of December 4, 2003. Investment limits and criteria set forth in the policy are based on Resolution 3792/09, published by the Brazilian Monetary Council (“CMN”).

c.             Employee benefits

	2010	2009	1/1/2009
Obligations recorded in the Balance Sheet
Pension plan benefits			67,532
Post-employment health benefits	367,839	317,145	296,608
	367,839	317,145	364,140

Assets and liabilities conciliation of employee benefits is described as follows:

	2010	2009	01/01/2009
Present value of defined benefits	1,982,556	1,731,767	1,415,029
Fair value of the plan's assets	(2,316,018)	(2,160,158)	(1,396,350)
Deficit/(Surplus)	(333,462)	(428,391)	18,679
Restriction to actuarial assets due to recovery limitation	280,582	380,092	18,737
Net Liabilities/(Assets)	(52,879)	(48,299)	37,416
Liabilities			67,534
Assets (*)	(52,879)	(48,299)	(30,118)
Net Liabilities/Assets recognized in the balance sheet	(52,879)	(48,299)	37,416

(*) Assets from the actuarial valuation were not recorded by the Company as they do not clearly evidence their realization, pursuant to item 59 of CPC 33 – Employee benefits and IAS 19 – Employee benefits.

Present value breakdown of defined benefit liability during the year is as follows:

	2010	2009
Present value of the obligations in the end of the year	1,731,767	1,415,029
Cost of services	1,313	1,249
Cost of interest rates	185,285	174,122
Benefits paid	(166,147)	(148,561)
Actuarial losses/(gains)	225,341	287,146
Other	4,999	2,782
Present value of obligations at the end of the year	1,982,556	1,731,767

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DFP – STANDARD FINANCIAL STATEMENTS – December 31, 2010 – CIA SIDERURGICA NACIONAL

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Fair value breakdown of plan assets during the year is as follows:

	2010	2009
Fair value of assets in the beginning of the year	(2,160,158)	(1,396,350)
Expected return of the plan's assets	(218,229)	(176,356)
Sponsors' contributions	(63,109)	(68,890)
Participants' contributions		(2,782)
Benefits paid	166,147	148,561
Actuarial gains/(losses)	(40,669)	(664,341)
Fair value of the plan's assets on December 31	(2,316,018)	(2,160,158)

Breakdown of amounts to be recognized in the statement of income is as follows:

	2010	2009
Cost of services	1,313	1,249
Cost of interest rates	185,285	174,122
Expected return of the plan's assets	(218,229)	(176,356)
Total unrecognized revenue (*)	(31,631)	(4,467)
Total costs recognized on the statement of income		3,482
Total costs (income), net (*)	(31,631)	(985)

(*) Income resulting from the actuarial valuation was not recorded by the Company as it does not clearly evidence its realization, pursuant to item 59 of CPC 33 – Employee benefits, IAS 19 – Employee benefits.

Cost is recognized in the income statement under other operating expenses.

Breakdown of actuarial gains and losses is as follows:

	2010	2009
Actuarial (gains) and losses	184,671	(377,195)
Restriction due to recovery limitation	(99,509)	361,355
Total cost actuarial (gain) and losses	85,162	(15,840)

(*) There were no changes in actuarial liabilities/(assets) from 2009 to 2010. The actuarial loss results from fluctuation in investments comprising CBS’s assets portfolio.

Actuarial gains and losses history is as follows:

	2010	2009	1/1/2009
Present value of the defined benefit	1,982,556	1,731,767	1,415,029
Fair value of the plan's assets	(2,316,018)	(2,160,158)	(1,396,350)
Surplus	333,462	428,391	(18,679)
Adjustment on the plan's obligations	225,341	287,146
Adjustments on the plan's assets	40,669	664,341

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

DFP – STANDARD FINANCIAL STATEMENTS – December 31, 2010 – CIA SIDERURGICA NACIONAL

Version: 1

The main actuarial assumptions used were as follows:

	2010	2009	01/01/2009
Actuarial financing method	Unitary Projected Credit	Unitary Projected Credit	Unitary Projected Credit
Functional currency	Real (R$)	Real (R$)	Real (R$)
Accounting of the plan's assets	Market value	Market value	Market value
Value used as estimate of equity at the end of the year	Best estimate for the equity at the end of the year, using the projection of amounts recorded in October	Best CBS estimate for 12/31/2009	Best CBS estimate for 01/01/2009
Discount rate	10.66%	11.18%	12.76% - 13.07%
Inflation rate	4.40%	4.20%	4.50%
Nominal salary increase rate	5.44%	5.24%	5.55%
Nominal benefit increase rate	4.40%	4.20%	4.50%
Investment return rate	11.31% - 12.21%	10.21% - 10.78%	12.93% - 13.21%
General mortality table	AT 2000 by gender	AT 2000 by gender	AT 2000 by gender
Disability entry table	Mercer Disability with probabilities x 2	Mercer Disability with probabilities x 2	Mercer Disability with probabilities x 2
Disabled mortality table	Winklevoss - 1%	Winklevoss - 1%	Winklevoss
Turnover table	2% p.a. millennium plan, null for defined benefit plans	2% p.a. millennium plan, null for defined benefit plans	2% p.a. millennium plan, null for defined benefit plans
Retirement age	100% on the first date the individual becomes eligible to a retirement benefit programmed by the plan	100% on the first date the individual becomes eligible to a retirement benefit programmed by the plan	100% on the first date the individual becomes eligible to a retirement benefit programmed by the plan
Family breakdown of active participants	95% will be married at the time of retirement, the wife is 4 years younger than the husband	95% will be married at the time of retirement, the wife is 4 years younger than the husband	95% will be married at the time of retirement, the wife is 4 years younger than the husband

Assumptions regarding the mortality table are based on statistics and mortality tables published. These tables represent an average life expectancy in years of the employee retiring at the age of 65, as follows:

	2010	2009	1/1/2009
Longevity at the age of 65 for current participants
Male	19.55	19.55	18.63
Female	22.17	22.17	21.98
Longevity at the age of 65 for current participants
Male	19.55	19.55	18.63
Female	22.17	22.17	21.98

The actual return of the plan assets was R$258,898 (R$840,697 on December 31, 2009).

The asset allocation are presented as follows:

	2010		2009
Variable income	234,303	10.12%	1,308,232	60.56%
Fixed income	1,961,306	84.68%	756,424	35.01%
Properties	52,352	2.26%	41,190	1.92%
Other	68,057	2.94%	54,312	2.51%
Total	2,316,018	100.00%	2,160,158	100.00%

The expected return of the assets are presented as follows:

	2010	2009
Variable income	15.58%	12.30%
Fixed income	10.44%	9.48%
Properties	9.62%	9.71%
Other	9.62%	16.05%
Total	10.31%	11.50%

Variable income assets are mainly invested in CSN’s shares.

Fixed income assets are mainly composed of debentures, interbank deposit certificates ("CDI") and National Treasury Notes (“NTN-B”).

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DFP – STANDARD FINANCIAL STATEMENTS – December 31, 2010 – CIA SIDERURGICA NACIONAL

Version: 1

Real properties refer to the buildings valued by a Company specialized in assets valuation. CSN or its subsidiaries do not use any assets.

Referring to the mixed plan which has defined contribution components, the expenses in 2010 totaled R$ 22,514 (R$19,560 in 2009).

d.             Expected contributions

Expected contributions of R$64,747 will be paid to the defined benefit plans in 2011.

For combined supplementary benefit plan, with defined contribution elements, expected contributions of R$25,000 will be paid in 2011.

e.             Post-employment health care plan

It is related to Bradesco health care plan created on December 1st, 1996 exclusively covering former retired employees, pensioners, those who were granted amnesty, veterans, widows of injured employees and retirees until March 20, 1997 and their respective legal dependents, since then, the health plan does not allow the inclusion of new beneficiaries.  The Plan is sponsored by CSN and managed by the Caixa Beneficente dos Empregados da Cia Siderúrgica Nacional – CBS.

Amounts registered in the balance sheet were determined as follows:

	2010	2009
Present value of obligations	367,839	317,145
Liabilities	367,839	317,145

Interest on actuarial liability was R$35,457 (R$38,440 in 2009)

The reconciliation of  liabilities of health benefits is as follows:

	2010	2009
Actuarial Liabilities in the beginning of the year	317,145	296,608
Cost of current service	35,457	38,440
Sponsor's contributions calculated for the previous year	(33,064)	(35,136)
Recognition of (Gains)/Losses in the year	48,301	17,232
Actuarial Liabilities in the end of the year	367,839	317,145

Actuarial gains and losses registered in shareholders’ equity are as follows:

	2010	2009
Actuarial obligation losses	48,301	17,232
Losses recognized in shareholders' equity	48,301	17,232

Actuarial gains and losses history is as follows:

	2010	2009	01/01/2009 (*)
Present value of defined benefit	367,839	317,145	296,608
Deficit/(Surplus)	367,839	317,145	296,608
Adjustments on the plan's obligations	48,301	17,232	9,023

(*) IAS 19/CPC 33 requires a five-year disclosure, however, it does not have to be applied retroactively to an entity applying IFRS/CPCs for the first time.

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DFP – STANDARD FINANCIAL STATEMENTS – December 31, 2010 – CIA SIDERURGICA NACIONAL

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The effect of a 1% change in the presumed trend rate of health cost is as follows:

	2010		2009
	Increase	Decrease	Increase	Decrease
Effect on total cost of current services and financial cost	3,603	(3,128)	3,274	(2,847)
Effect on defined benefit	34,122	(29,617)	29,287	(25,461)

Actuarial assumptions used to calculate post-employment health benefits were as follows:

	2010	2009
Biometrics
General mortality table	AT 2000 by gender	AT 2000 by gender
Turnover	N/A	N/A
Family breakdow n	Real breakdow n	Real breakdow n

Financial	2010	2009
Nominal rate of actuarial discount	10.77%	11.18%
Inflation	4.40%	4.20%
Increase in Medical Assistance Costs due to age	1.50%	1.50%
Nominal grow th rate in Medical Assistance Costs	2.31%	2.31%
Average Medical Assistance Costs	316.22	274.16

31.   COMMITMENTS

a.             TAKE-OR-PAY CONTRACTS

On December 31, 2010 and 2009, the Company had take-or-pay agreements, as shown below:

			Payments		Minimum future commitments
Company engaged	Nature of Service	Contract conditions	2009	2010	2011	2012	2013	2014	2015	After 2016	Total
MRS Logística	Iron ore transportation	Transportation of at least 80% of the tonnes agreed upon by MRS.	157,685	92,504	136,607	136,607	136,607	136,607	136,607	68,303	751,338
MRS Logística	Iron ore, coke and coal transportation	Transportation of 8,280,000 tonnes p.a. for coal, coke and other reduction products is 3,600,000 tonnes p.a.	259,979	7,151	133,412	100,060					233,472
FCA	Mining products transportation	Transportation of at least 1,900,000 tonnes p.a.	58,473	419	63,085	63,085	63,085				189,255
FCA	Rail transportation of clinker by FCA to CSN Cimentos.	Carriage of at least 675,000 tons of clinker per year in 2011 and 738,000 tons of clinker per year from 2012.			24,638	26,937	26,937	26,937	26,937	116,727	249,113
ALL	Railway transportation of steel products	Railway transportation of at least 20,000 tonnes of steel products in the month , from the Água Branca Terminal in São Paulo to CSN PR in Araucária - Paraná .		10,214	14,760	3,690					18,450
White Martins	Gas supply (oxygen, nitrogen and argon).	CSN is committed to acquire at least 90% of the annual volume of gas contracted with White Martins.	103,008	103,098	88,698	88,698	88,698	88,698	88,698	88,698	532,188
CEG Rio	Natural gas supply	CSN is committed to acquire at least 286,160.000 m [3] of natural gas	359,780	431,093	264,646	264,646					529,292
Vale S.A	Ore pellets supply	CSN is committed to acquire at least 90% of the volume of ore pellets guaranteed by the contract	22,268	195,221	141,765	141,765	141,765	94,510			519,805
Compagás	Natural gas supply	CSN is committed to acquire at least 80% of the annual volume of natural gas contracted with Compagás .	11,984	15,318	11,754	11,754	11,754	11,754	11,754	105,786	164,556
COPEL	Electricity supply	CSN is committed to acquire at least 80% of the annual volume of electricity contracted with COPEL.	9,583	13,178	8,809	8,809	8,809	8,809	8,809	52,852	96,897
K&K Tecnologia	Supply of mud for blast furnace generated in the pig iron production.	CSN is committed to acquire at least 3,000 tonnes monthly of mud for blast furnace to be processed at CSN's mud concentration plant			6,480	6,480	6,480	6,480	6,480	46,980	79,380
Multiserv Ltda	Processing of slag resulting from the production of pig iron and steel.	The Multiserver Ltd undertakes to perform the processing of at least 400,000 tons per month of slag to CSN, resulting from the production of pig iron and steel.	32,819	37,279	28,416	28,416	28,416	14,208			99,456
			1,015,579	905,475	923,070	880,947	512,551	388,003	279,285	479,346	3,463,202

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DFP – STANDARD FINANCIAL STATEMENTS – December 31, 2010 – CIA SIDERURGICA NACIONAL

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b.             Concession agreements

On December 31, 2010, the minimum future payments referring to governmental concessions have the following maturities:

		Minimum future commitments
Concession	Nature of service	2011	2012	2013	2014	2015	After 2016	Total
MRS	30-year concession, renewable for another 30 years of iron ore transportation from Casa of Pedra mine in Minas Gerais and coke and coal from the Itaguaí Port, in Rio of Janeiro to Volta Redonda and exports directed to Itaguaí and Rio of Janeiro Ports.	9,480	9,480	9,480	9,480	9,480	4,740	52,140
Transnordestina	30-year concession granted on December 31, 1997, renewable for another 30 years to develop the public utility service to operate Brazil's northeast railway system. The railway system in the northeast region comprises 4,238 km of railway network and operates in Maranhão, Piauí, Ceará, Paraíba, Pernambuco, Alagoas and Rio Grande do Norte.	5,809	5,809	5,809	5,809	5,809	69,705	98,750
Tecar	Concession to operate TECAR, a solid bulk terminal, one of the four terminals of the Itaguaí port located in Rio of Janeiro, maturing in 2022 and renewable for another 25 years.	4,556	3,220	3,220	3,220	3,220	23,099	40,535
Tecon	25-year concession granted on September 3, 1998 , renewable for another 25 years to operate the containers terminal at the Itaguaí port.	20,490	20,490	20,490	20,490	20,490	215,142	317,592
		40,335	38,999	38,999	38,999	38,999	312,686	509,017

c.             Projects and other commitments

•                     Steelmaking – Flat and long steel

The Company has been setting up a long steel plant in the city of Volta Redonda, State of Rio de Janeiro, within its main steelmaking facility. CSN intends to produce 500,000 tonnes/year of long steel products, aiming at 400,000 tonnes/year of iron rode and 100,000 tonnes/year of wire rod. Total investment in manufacturing long-steel products will be nearly R$974 million. Facilities will use off scouring and pig iron as main raw material. In addition to this mill, CSN has developed two completely new long steel projects in Brazil, also with 500,000 tonnes/year capacity each. The Company expects these two mills to start production up to the end of 2013. CSN has been developing a flat steel project, with 1.5 million tonnes per year (Mtpa) estimated capacity, in a place to be confirmed yet.

•                     Iron ore project

CSN’s iron ore business includes expansion of mining activities and port facilities. CSN estimates to manufacture 89 million tonnes per year (Mtpa) iron ore products by 2014: 50 million tonnes per year (Mtpa) in Casa de Pedra and 39 million tonnes per year (Mtpa) in Namisa. The Company expects to finance these investments with the Brazilian Development Bank (BNDES), export credit agencies, security-offering procedures, and free cash flow from its current operations.

In addition, CSN has invested on increasing the capacity of Port of Itaguaí (TECAR) to a level of 84 million tonnes per year (Mtpa). Current annual export capacity is equivalent to 30 million tonnes.

In addition to these projects under implementation, the Company has considered other Greenfield and Brownfield project opportunities, in addition to acquisition options.

CSN owns the concession to operate TECAR, a solid bulk terminal, one of the four terminals that compose Itaguaí Port, located in the city of Rio de Janeiro. Coal and coke are imported through this terminal. The concession agreement has a 25-year term, which is renewable for another 25 years.

When the concession is extinguished, all the rights and privileges transferred to CSN will return to CDRJ (Port Authority of Rio de Janeiro), together with the assets under CSN’s possession and those resulting from its investments in leased assets declared reversible by CDRJ as they are necessary to carry on the service granted.

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DFP – STANDARD FINANCIAL STATEMENTS – December 31, 2010 – CIA SIDERURGICA NACIONAL

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The reversible assets will be indemnified by CDRJ by their residual value of their cost, after deducting depreciation/amortization.

•                     Cement project

The Company has invested R$814 million in a whole new grinding mill in the city of Volta Redonda, already in operation, and a clinker furnace in the city of Arcos, State of Minas Gerais, with 2.4 million tonnes per year (Mtpa) and 830,000 tonnes/year capacity, respectively. This project is a landmark for CSN in the cement market by taking advantage from offscouring coming from its blast furnaces and limestone reserves in the city of Arcos.

In 4Q10, CSN’s cement sales added up to 342,799 tonnes (338,000 in 2009), expecting to reach total production capacity by 2012. These investments have been partially financed by the Brazilian Development Bank (BNDES).

In addition to this plant, the Company has developed other projects: building an integrated cement plant in the city of Arcos, with an up to 1 million tonnes per year (Mtpa) capacity, and considering the construction of other three cement integrated plants (cement and clinker) in Brazil by 2014, also with 1 million tonnes per year (Mtpa) capacity each. Altogether, these operations and projects will total 6.4 million tonnes per year (Mtpa) capacity until 2014.

•                     Nova Transnordestina Project

In August of 2006, in order to allow the implementation of a main infrastructure project lead by the Brazilian federal government, CSN management team, approved a merger transaction of Transnordestina S.A., the Company which the Nova Transnordestina Project is related, with Companhia Ferroviária do Nordeste - CFN, an controlled Company of CSN, currently called Transnordestina Logística S.A., which holds a 30-year concession granted in 1998 to operate Ferrovia Nordestina da RFFSA, with 4,238 km of rail network. Nova Transnordestina Project includes an additional 1,728 km of rail network of last generation gagging. The Company expects that investments allow Transnordestina Logística to increase transportation of several products, such as iron ore, limestone, soybean, cotton, sugar cane, oil and fuel. Investments will be financed by means of several agencies, such as Fundo de Investimento do Nordeste (FINOR), Superintendência de Desenvolvimento do Nordeste (SUDENE) and the Brazilian Development Bank (BNDES). The Company obtained certain required environmental authorization, acquired some equipment and services and the implementation is in progress in certain regions.

The Company guarantees loans of Transnordestina from BNDES, totaling R$373.5 million on December 31, 2010. These loans are for the purpose of financing Transnordestina’s infrastructure investments. The maximum amount for future payments which may be required to the guarantor as guarantee is R$373.5.

•                     Logistic Platform Project of CSN Itaguaí

 Pursuant to concession terms, CSN is responsible for unloading at least 3.4 million tonnes of coal and coke from CSN’s suppliers through this terminal on an annual basis, as well as third-party loading. Among approved investments disclosed by CSN, highlights to the development and expansion of the solid bulk terminal in Itaguaí to deal with up to 130 million tonnes of iron ore per year.

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DFP – STANDARD FINANCIAL STATEMENTS – December 31, 2010 – CIA SIDERURGICA NACIONAL

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•                     Long-term agreements with Namisa

The Company entered into long term agreements with Namisa for port operation services and iron ore supply (ROM) of Casa de Pedra mine, as described below:

i.     Operational port service agreement

On December 30, 2008, CSN signed an agreement for the port services with Namisa, for a period of 34 years, which is related to receive, handle, store and ship iron ore from Namisa in annual volumes ranging from 18.0 million tons and 39.0 million tons. CSN has received approximately R$ 5.3 billion as part of advance due for services to be provided under this agreement. The amount of port services is reviewed quarterly and adjusted, considering changes in the market price of iron ore.

ii.    High silicon

On December 30, 2008, CSN signed an agreement for the iron ore supply (ROM) of high silica to Namisa, for a period of 30 years, in volumes ranging from 42.0 million tons to 54.0 million tons per years. CSN has received approximately R$ 1.6 billion as part of advance due for the supplies to be made under this agreement. The value of the provision is reviewed quarterly and adjusted, considering changes in the market price of iron ore.

iii.   Low silicon ROM

On December 30, 2008, CSN signed an agreement for the supply of crude iron ore (ROM) low silica to Namisa, for a period of 35 years, in volumes ranging from 2.8 million tons to 5.04 million tons per years. CSN has received approximately $ 424 million as part of an advance due for supplies to be made under this agreement. The value of the provision is reviewed quarterly and adjusted, considering changes in the market price of iron ore.

32.   INSURANCE

Aiming at properly mitigating risks and in view of the nature of its operations, the Company and its subsidiaries took out several different types of insurance policies. The policies are taken out in line with the Risk Management policy and are similar to insurances taken out by other companies operating in the same line as CSN and its subsidiaries. The coverage of these policies include: National Transportation, International Transportation, Carrier Civil Responsibility, Import, Export, Life and Personal Accidents Insurance, Health, Vehicle Fleet, D&O (Administrator Civil Responsibility Insurance), General Civil Responsibility, Engineering Risks, Sundry Risks, Export Credit, Guarantee Insurance and Port Operator Civil Responsibility.

The Company also renewed the Property Damage and Loss of Profits insurances to its entities and subsidiaries with the following exceptions: Usina Presidente Vargas, Casa de Pedra, Mineração Arcos, CSN Paraná, Terminal de Carvão TECAR (it has Property Damage), which are under negotiation with insurance and reinsurance companies in Brazil and abroad in order to obtain, place and pay these other policies.

The risk assumptions adopted, given their nature, are not part of the scope of a financial statement audit, and, consequently, they were not reviewed by our independent auditors.

33.   SUBSEQUENT EVENTS

•       On January 26, 2011, the Company released to the market a Material Fact, that it increased its ownership in the capital stock of Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS, thorough acquisitions of common and preferred shares. Then the Company held 5.03% common shares and 4.99% preferred shares, as disclosed to the market on January 13, 2011.

Between January 26 and March 21, 2011, the Company acquired common shares. With these acquisitions, the Company owns 8.62% of common shares.

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The Company is considering strategies towards its investment in Usiminas, including possible additional share acquisitions higher than mentioned values. Possible additional purchases could lead to changes in Usiminas ownership or management structure.

•       On January 28, 2011, CSN merged into subsidiary CSN Aços Longos S.A. The merger optimized processes, reduced and simplified administrative costs, mainly management ones, due to the concentration into one single organizational structure of all commercial, operational and administrative activities of its companies.

•       On February 3, 2011, the Company loaned R$2 billion from the Brazilian Federal Savings Bank (Caixa Econômica Federal). The operation was carried out by means of line Company Special Credit – Large Corporations, upon the issue of a bank credit note in the loan total amount, due in 94 months.

•       From February 1st to February 10, 2011, the Company acquired 10,456,086 shares of the capital stock of Mineradora Riversdale Mining Limited, amounting to R$281,438, an indirect interest of 19.98% in the capital stock of Riversdale.

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Independent Auditors’ Report on the Financial Statements

(a free translation from the original in Portuguese)

To
The Board of Directors and Shareholders
Companhia Siderúrgica Nacional
Rio de Janeiro - RJ

We have audited the accompanying individual and consolidated financial statements of Companhia Siderúrgica Nacional (“the Company”), identified as Parent and Consolidated, respectively, which comprises the statement of financial position as at December 31, 2010 and the related statements of income, comprehensive income, changes in shareholders equity and cash flows for the year then ended, as well as a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these individual financial statements in accordance with the accounting practices adopted in Brazil and of these consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and in accordance with accounting practices adopted in Brazil, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Independent Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Brazilian and International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures selected to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement in the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the  financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion on the individual financial statements

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In our opinion, the aforementioned individual financial statements present fairly, in all material respects, the individual financial position of Companhia Siderúrgica Nacional as at December 31, 2010, and its financial performance and its cash flows for the year then ended in accordance with the accounting practices adopted in Brazil.

Opinion on the consolidated financial statements

In our opinion, the aforementioned consolidated financial statements present fairly, in all material respects, the consolidated financial position of Companhia Siderúrgica Nacional as of December 31, 2010, and its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and the accounting practices adopted in Brazil.

 Emphasis of matter paragraph

As mentioned in note 2, the individual financial statements were prepared in accordance with the accounting practices adopted in Brazil. In the case of Companhia Siderúrgica Nacional these practices differ from the IFRS, applicable to the separate financial statements, only with respect to the measurements of investments in subsidiaries, associated companies and jointly controlled entities measured by the equity method, while for IFRS purposes these investments would be measured at cost or fair value.

As mentioned in note 32 to the financial statements, the Company has been negotiating with insurance and reinsurance companies in Brazil and abroad, in order to obtain insurance coverage for property damages and business interruption in certain sites of the Company.

Other matters

Statements of added value

We also examined the individual and consolidated statements of added value (DVA), which are the responsibility of Company’s management, for the year ended on December 31, 2010, for which the disclosure is required by Brazilian corporation laws applicable to publicly-held companies and is an additional information for IFRS which does not require this disclosure. These statements were submitted to the same audit procedures previously described and, in our opinion, are fairly presented in all its material respects, in relation to the financial statements taken as whole.

São Paulo, March 22, 2011

KPMG Auditores Independentes

CRC SP-014428/O-6 F-RJ

Original in Portuguese signed by

Anselmo Neves Macedo

Accountant CRC SP-160482/O-6 S-RJ

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2011

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Paulo Penido Pinto Marques
Paulo Penido Pinto Marques Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.